As filed with the Securities and Exchange Commission on November 24, 2004
Registration No. 333-119395

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment

No. 2 to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Community Bancorp

(Name of registrant in its charter)

Nevada	6712	01-0668846
(State or other jurisdiction of	(Primary standard industrial	(I.R.S. employer identification no.)
incorporation or organization)	classification code number)

400 South 4th Street, Suite 215, Las Vegas Nevada, 89101 (702) 878-0700

(Address and telephone number of principal executive offices and principal place of business)

Edward M. Jamison President and Chief Executive Officer
Copies of communications to:	400 South 4th Street, Suite 215	Copies of communications to:
Las Vegas Nevada 89101
John F. Stuart, Esq.	(702) 878-0700	Gordon M. Bava, Esq.
Reitner & Stuart	(Name, address, and telephone	Manatt, Phelps & Phillips, LLP
1319 Marsh Street	number of agent for service)	11355 West Olympic Boulevard
San Luis Obispo, CA 93401		Los Angeles, CA 90064
(805) 545-8590		(310) 312-4000

      Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after this Registration Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.     ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 24, 2004

PRELIMINARY PROSPECTUS

2,200,000 Shares

Common Stock

        We are the bank holding company for Community Bank of Nevada, a Nevada chartered bank headquartered in Las Vegas. This is an initial public offering of 2,200,000 shares of our common stock. Of the shares of common stock being sold, we are selling 1,400,000 shares and certain selling shareholders, including certain of our directors, are selling 800,000 shares. The 800,000 shares being offered by the selling shareholders represent approximately 17% of our currently outstanding common stock. We will not receive any of the proceeds from the shares sold by the selling shareholders. All of the offered shares, including those of the selling shareholders, will be purchased by the underwriters on a firm-commitment basis.

      Prior to this offering there has been no public market for our common stock. We currently estimate that the initial public offering price will be between $18.00 and $20.00 per share. See “Underwriting” for a discussion of the factors considered in determining the initial public offering price. The market price of the shares after the offering may be higher or lower than the initial public offering price. We have applied to list our common stock on the Nasdaq National Market under the symbol “CBON.”

      Investing in our common stock involves risk. See “Risk Factors” beginning on page 9 to read about the factors you should consider before investing in our common stock.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds to selling shareholders	$	$

      We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 330,000 additional shares of our common stock from us at the initial offering price within 30 days following the date of this prospectus to cover over-allotment options, if any.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK SUBSIDIARY OF COMMUNITY, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

      The underwriters expect that the shares of our common stock will be ready for delivery to purchasers on or about                     , 2004.

Keefe, Bruyette & Woods, Inc.	D.A. Davidson & Co.

The date of this prospectus is                     , 2004.

Las Vegas, Nevada

      You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

      Information contained on our website is not part of this prospectus.

      Until                     , 2005, all dealers that effect transaction of these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

      This is only a summary and does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus, including “Risk Factors” and our consolidated financial statements and related notes appearing elsewhere in this prospectus, before deciding to invest in our common stock.

      Unless we indicate otherwise, the number of shares as well as all share, per share and financial information in this prospectus:

•	assumes a public offering price of $19.00 per share, which is the mid-point of the range indicated on the front cover of this prospectus;

•	does not give effect to the use of proceeds of the offering;

•	assumes no exercise of the underwriters’ over-allotment option to purchase any of the additional 330,000 shares of our common stock subject to that option; and

•	has been retroactively adjusted to reflect a 5 for 1 stock split of Community Bancorp effective on September 27, 2004.

Community Bancorp

      We are the bank holding company for Community Bank of Nevada, a Nevada chartered bank headquartered in Las Vegas. We deliver a complete array of commercial bank products and services with an emphasis on customer relationships and personalized service. At September 30, 2004, we had total assets of $536 million, gross loans of $388 million, total deposits of $481 million and stockholders’ equity of $37.0 million. Upon completion of this offering, measured by total assets, we will be one of the largest publicly-traded Nevada community banks.

      Since our inception in July 1995, our business model has produced strong growth, including a 15.6% growth in assets for the first nine months of 2004. In addition to consistent balance sheet growth, we have been profitable every year since 1995. Our return on average equity, or ROE, and return on average assets, or ROA, for the first nine months of 2004 were 18.1% and 1.18%, respectively, with net income of $4.6 million.

      In large part, our growth has been fueled by the significant growth in the greater Las Vegas area. Diminished growth of this market in the future could have a significant adverse impact on our continued growth and profitability. See “Risk Factors” for a discussion of the economic uncertainties which may hamper future growth in the market. In addition, in the short term, earnings per share and ROE may be diluted by the shares issued and net proceeds received from this offering.

Our Market Area

      We operate in Clark County, Nevada, which includes the cities of Las Vegas, North Las Vegas and Henderson. We refer to these cities as the greater Las Vegas area.

      According to the U.S. Census, between 1990 and 2000 Clark County’s population grew by 6.4% on an annual basis, from 741,459 persons to 1,375,765 persons, versus the U.S. average of 1.2%. By 2003, Clark County reached a population of 1,620,378, according to the Center for Business and Economic Research based at the University of Nevada, Las Vegas, or the CBER, making it the fourth fastest growing county in the United States measured by numerical population growth. This growth has been driven by a variety of factors including a service economy associated with the hospitality and gaming industries, affordable housing, no income taxation, a growing base of senior or retirement communities and general recreational opportunities associated with a favorable climate.

      We believe that the economic growth in Clark County, the population growth and the accompanying need for infrastructure presents the following opportunities:

•	Deposit Growth Opportunities. According to the Federal Deposit Insurance Corporation, or FDIC, deposits in Clark County grew from $10 billion to $24 billion between June 1998 and June 2003, a compound annual growth rate of 19%.

•	Loan Growth Opportunities. Increased commercial and residential development has offered more and larger lending opportunities for us.

Our Business

      We focus on meeting the commercial banking needs associated with the population and economic growth of the greater Las Vegas area. Our customers are generally small- to medium-sized businesses (generally representing businesses with less than $50 million in annual revenues) that require highly personalized commercial banking products and services that we deliver with an emphasis on relationship banking. We believe that our customers prefer locally managed banking institutions that provide responsive, personalized service and customized products. A substantial portion of our business is with customers who have long-standing relationships with our officers or directors or who have been referred to us by existing customers.

      Historically, we have focused our lending activities on commercial real estate loans, construction loans and land acquisition and development loans, which comprised 76% of our loan portfolio at September 30, 2004. While this continues to be a large part of our business, we see significant opportunities in growing our commercial and industrial, or C&I, loans, and Small Business Administration, or SBA, loans. On the deposit side, we have focused on attracting low cost core deposits, with particular emphasis on growing our non-interest bearing demand deposits. Non-interest bearing demand deposits were 26.5% of our total deposits at September 30, 2004 compared to 18.1% at December 31, 2000.

      We have five full service branches, four located in Las Vegas and one located in Henderson. Our headquarters is located at our downtown branch at 400 South 4th Street, Las Vegas, Nevada 89101 and our telephone number is (702) 878-0700. We maintain a website at www.communitybanknv.com.

Our Strategy

      We strive to be a high performing community bank holding company for the long-term benefit of our shareholders, customers and employees. The key elements of our strategy are to:

Growth Strategies

•	Expand our franchise through acquisition or the establishment of new branches or banks in high growth markets, such as the greater Las Vegas area, or similar high growth markets in Arizona and California. We plan on opening our sixth branch in the first quarter of 2005 in Las Vegas and our strategic plan currently calls for one additional branch per year through 2009.

•	Become a public company with a common stock that is quoted and traded on a national stock market. In addition to providing access to growth capital, we believe a “public currency” provides flexibility in structuring acquisitions and will allow us to attract and retain qualified bankers through equity-based compensation.

•	Expand our commercial and SBA lending portfolio in an effort to diversify our customer base, increase the average maturity of our loan portfolio and increase our non-interest income. We expect to diversify our commercial loan portfolio by participating in select syndicated credits originated by other lenders and to expand our SBA portfolio by expanding our Las Vegas operation, as well as by opening additional loan production offices in other high growth markets.

•	Continue to grow our real estate lending activities by providing competitive commercial real estate loans, construction loans, and land acquisition and development loans. With the additional capital provided by this offering, we will have the ability to originate larger loans to new and existing customers.

•	Hire and retain, experienced and qualified employees to support our planned expansion of our business activities. In the short term, we are focused on expanding our SBA team as well as employing a Chief Credit Officer in order to allow Executive Vice President Lawrence Scott to focus exclusively on his duties as Chief Operating Officer.

Operating Strategies

•	Maximize revenue opportunities by using a pricing model together with specific incentives that increases the overall profitability of each customer relationship. The pricing model assists our lenders and business development officers in achieving a “hurdle” rate that maximizes return on equity associated with each customer. For loans, the model has placed added emphasis on risk and return. For deposits, the model has helped drive an increase in non-interest bearing deposits, as well as focus us to actively manage our certificate of deposit, or CD, program to decrease the percentage of our deposit mix represented by CDs.

•	Enhance our risk management functions by pro-actively managing sound procedures and committing experienced human resources to this effort. We seek (i) to identify risks in all functions of our business, including credit, operations and asset and liability management, (ii) to evaluate such risks and their trends and (iii) to adopt strategies to manage such risks based upon our evaluations.

•	Maintain high asset quality by continuing to utilize rigorous loan underwriting standards and credit risk management practices.

•	Continue to actively manage interest rate and market risks by closely matching the volume and maturity of our rate sensitive assets to our interest sensitive liabilities in order to mitigate adverse effects of rapid changes in interest rates on either side of our balance sheet.

Our Employees and Management Team

      We seek to attract and retain experienced and relationship-oriented employees. We have structured incentive programs that are intended to reward both superior production as well as adherence to our business philosophy and strategy. Our management team is focused on creating a positive work environment for all employees and fostering a productive culture. Our management team consists of the following individuals:

•	Edward M. Jamison, a founder of Community Bank of Nevada, has been our President and Chief Executive Officer since our inception. Previously, Mr. Jamison was a founder, President and Chief Executive Officer of Nevada Community Bank from its inception in 1990 until its sale in 1993 to First Security Corporation. Prior to that Mr. Jamison had been a Senior Vice President of another First Security Corporation subsidiary in Utah from 1984 to 1989. Mr. Jamison has been involved in the banking industry for over 32 years.

•	Lawrence K. Scott, Executive Vice President, Chief Operating Officer, and Chief Credit Officer, joined us in 2002. Prior to 2002, Mr. Scott was an Executive Vice President and Chief Credit Officer at First Security Bank Nevada from 1994 to 2001. Mr. Scott has over 20 years of experience in the banking industry, with his entire career spent in the Las Vegas market.

•	Cathy Robinson, Executive Vice President and Chief Financial Officer, joined us in 1995 shortly after we commenced operations. With more than 25 years of experience in the banking industry,

she previously served as a Chief Financial Officer for a community bank located in Southern California.

•	Don F. Bigger, Executive Vice President, Credit Administration, joined us in 2002 and has over 20 years of banking experience in Southern Nevada. Prior to joining us, Mr. Bigger held lending positions with Washington Mutual Bank, Wells Fargo Bank, First Security Bank and Valley Bank of Nevada.

•	Cassandra Eisinger, Executive Vice President and Director of Operations, joined us in 2004 to oversee operations and our branches. She previously managed the branches of Nevada State Bank, a Zions Bancorporation subsidiary, and has over 24 years of experience in the banking industry.

The Offering

Common stock offered by Community Bancorp	1,400,000 Shares(1)

Common stock offered by the selling shareholders	800,000 Shares

Common stock to be outstanding immediately after the offering	6,126,860 Shares(2)

Use of Proceeds	We estimate that our net proceeds from this offering will be approximately $24.0 million and $29.8 million if the over-allotment option is exercised by the underwriters, based on an assumed price of $19.00 per share (which is the midpoint of the range indicated on the front of this prospectus). We expect to use the net proceeds we will receive from this offering for expansion purposes. Our use of proceeds is more fully described under “Use Of Proceeds.” We will not receive any proceeds from the sale of shares by the selling shareholders.

Selling Shareholders	On September 30, 2004, the selling shareholders owned in the aggregate shares or % of our outstanding common stock. The selling shareholders agreed to participate in this offering in order to create greater liquidity and public float in our common stock following this offering, as well as to provide a liquidity event for some of our early investors.

Dividend Policy	We have not declared a cash dividend since 2002 as we have used our current and retained earnings to support our rapid and continued growth. We do not foresee any circumstances in the immediate future in which we would consider paying cash dividends on our common stock. Additionally, we intend to discontinue paying stock dividends which we commenced in 2002. See “Trading History And Dividend Policy” for more information.

Nasdaq National Market Symbol	We have applied to have our common stock listed for quotation on the Nasdaq National Market under the symbol “CBON”

Risk Factors

      See “Risk Factors” beginning on page 9 for a description of material risks related to an investment in our common stock.

(1)	The number of shares of our common stock offered assumes that the underwriters’ over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 330,000 shares.

(2)	The number of shares of our common stock outstanding after this offering is based on the number of shares outstanding on September 30, 2004 and excludes 429,601 shares of common stock issuable upon the exercise of stock options at the date hereof.

Community Bancorp’s Summary Consolidated Financial Information

      You should read the summary consolidated financial data set forth below in conjunction with our historical consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2003, 2002 and 2001 and the financial condition data as of December 31, 2003 and 2002 have been derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 2000 and 1999 and the financial condition data as of December 31, 2001, 2000 and 1999 have been derived from our audited financial statements that are not included in this prospectus.

      During the year ended December 31, 2002, shareholders of Community Bank of Nevada exchanged their common stock in Community Bank of Nevada for common stock in the newly formed holding company, Community Bancorp. The transaction was accounted for based on historical carrying amounts. The consolidated financial statements include the accounts of Community Bancorp and its wholly owned subsidiary, Community Bank of Nevada. Year end data for 1999, 2000 and 2001 reflect financial data for Community Bank of Nevada.

      Our consolidated financial information for the nine-month periods ended September 30, 2004 and 2003 is derived from our unaudited consolidated financial statements, which, in the opinion of management, includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for such periods. Historical results are not necessarily indicative of future results and results for the nine-month period ended September 30, 2004 are not necessarily indicative of our expected results for the full year ending December 31, 2004.

      We have 127,527 of outstanding stock appreciation rights, or SARs, as of September 30, 2004. A significant majority of the rights were granted in 2000 and fully vest and expire in 2005. Pursuant to the plan, each right gives the grantee the right to receive a cash payment from us equal to the excess of the fair value of our common stock, if we complete an initial public offering over the grant price of the SARs. As of September 30, 2004, the total amount included in accrued expenses related to this plan totals approximately $494,000 and the amount is based upon our book value pursuant to the plan. Upon the completion of this offering, we will accrue approximately $1.1 million of additional expense ($747 thousand net of taxes) based on using the fair value of our common stock of $19.00 (the mid-point of the range set forth on the cover page of this prospectus). Our net income, on a pro forma basis, would be $3.8 million for the nine months ended September 30, 2004 had this offering been completed on September 30, 2004. Upon completion of the offering and thereafter, the amount of expense recorded will be based on the actual fair value of Community Bancorp’s common stock. See our financial statements for more information regarding the stock appreciation rights.

Summary Consolidated Financial and Other Data

	At or for the Nine Months
	Ended September 30,		At or for the Year Ended December 31,

	2004	2003	2003	2002	2001(1)	2000(1)	1999(1)

	(Dollars in thousands, except share, per share and percentage data)
Consolidated Income Data:
Interest income	$21,867	$19,897	$27,143	$25,449	$24,119	$21,680	$14,857
Interest expense	5,047	5,794	7,453	8,709	10,737	8,699	5,255

Net interest income	16,820	14,103	19,690	16,740	13,382	12,981	9,602
Provision for loan losses	582	1,233	1,723	1,958	1,909	1,655	751

Net interest income after provision for loan losses	16,238	12,870	17,967	14,782	11,473	11,326	8,851
Non-interest income	1,097	1,188	1,563	1,392	1,670	970	1,071
Non-interest expense	10,522	8,976	12,020	9,112	8,460	7,122	5,899

Income before income taxes	6,813	5,082	7,510	7,062	4,683	5,174	4,023
Provision for income taxes	2,235	1,677	2,295	2,337	1,526	1,745	1,362

Net Income	$4,578	$3,405	$5,215	$4,725	$3,157	$3,429	$2,661

Share data:
Earnings per share — basic	$0.98	$0.74	$1.13	$1.03	$0.69	$0.75	$0.59
Earnings per share — diluted	0.95	0.72	1.10	1.01	0.68	0.73	0.58
Dividend payout ratio(2)	6.12%	4.05%	7.96%	5.83%	8.70%	8.00%	10.17%
Book Value per share	$7.83	$6.50	$6.96	$5.91	$4.87	$4.23	$3.48
Shares outstanding at period end	4,726,860	4,633,345	4,629,580	4,607,040	4,582,040	4,573,115	4,559,290
Weighted average shares outstanding — basic	4,671,332	4,616,884	4,620,744	4,591,026	4,579,653	4,564,574	4,508,845
Weighted average shares outstanding — diluted	4,812,654	4,729,934	4,729,021	4,682,486	4,675,917	4,666,044	4,616,477
Consolidated Balance Sheet Data:
Cash and cash equivalents	41,324	16,390	36,005	33,537	8,974	39,935	7,421
Investments and other securities	87,492	80,020	70,093	63,596	39,271	36,135	21,656
Gross loans	388,247	344,730	350,082	293,535	247,182	192,380	147,587
Allowance for loan losses	5,827	5,409	5,409	4,688	3,700	2,827	1,853
Assets	535,533	449,389	463,431	400,571	304,058	276,077	183,486
Deposits	481,479	397,179	403,713	351,584	277,422	254,976	166,297
Junior subordinated debt	15,464	15,464	15,464	15,464	—	—	—
Stockholders’ equity	36,998	30,127	32,201	27,212	22,336	19,355	15,886
Selected Other Balance Sheet Data:
Average assets	516,548	427,990	436,843	356,097	292,866	224,303	160,715
Average earning assets	492,365	408,160	416,742	336,682	276,228	208,208	147,985
Average stockholders’ equity	33,696	28,668	29,279	24,729	21,186	17,609	14,732
Selected Financial Ratios:
Return on average assets(3)	1.18%	1.06%	1.19%	1.33%	1.08%	1.53%	1.66%
Return on average stockholders’ equity(3)	18.1%	15.8%	17.8%	19.1%	14.9%	19.5%	18.1%
Net interest margin(3)(4)	4.55%	4.61%	4.72%	4.97%	4.84%	6.23%	6.49%
Efficiency Ratio(5)	58.7%	58.7%	56.6%	50.3%	56.2%	51.1%	55.3%

	At or for the Nine Months
	Ended September 30,		At or for the Year Ended December 31,

	2004	2003	2003	2002	2001(1)	2000(1)	1999(1)

	(Dollars in thousands, except share, per share and percentage data)
Capital Ratios:
Average stockholders’ equity to average assets	6.50%	6.70%	6.70%	6.94%	7.23%	7.85%	9.17%
Leverage Ratio	8.86%	8.70%	8.96%	8.84%	7.06%	7.53%	9.00%
Tier 1 Risk-Based Capital ratio	11.05%	10.84%	11.18%	11.03%	8.58%	9.04%	10.40%
Total Risk-Based Capital ratio	12.94%	13.51%	13.61%	14.14%	9.83%	10.29%	11.60%
Selected Asset Quality Ratios:
Non-performing loans to total loans(6)	0.34%	0.59%	0.66%	1.10%	2.26%	3.11%	0.55%
Non-performing assets to total loans and OREO	0.89%	0.85%	1.00%	1.99%	3.29%	3.11%	0.55%
Non-performing assets to total assets(7)	0.65%	0.65%	0.76%	1.47%	2.71%	2.17%	0.45%
Allowance for loan losses to total loans	1.50%	1.57%	1.55%	1.60%	1.50%	1.47%	1.26%
Allowance for loan losses to non-performing loans	446.3%	267.2%	233.7%	145.0%	66.2%	47.2%	226.5%
Allowance for loan losses to non-performing assets	168.0%	184.9%	154.2%	79.6%	45.0%	47.2%	226.5%
Net charge-offs to average loans	0.05%	0.16%	0.31%	0.36%	0.47%	0.40%	0.08%

(1)	Community Bank of Nevada data only. The holding company reorganization was completed August, 2002.

(2)	The dividend payout ratios for 2004 and 2003 are based on stock dividends, the ratio for 2002 is based on both stock and cash dividends, and the ratios for years prior to 2002 are based on cash dividends.

(3)	Annualized for the nine-month periods ended September 30, 2004 and 2003.

(4)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

(5)	Efficiency ratio represents noninterest expenses, excluding loan loss provision, as a percentage of the aggregate of net interest income and noninterest income.

(6)	Non-performing loans are defined as loans that are past due 90 days or more plus loans placed in non-accrual status.

(7)	Non-performing assets are defined as assets that are past due 90 days or more plus assets placed in non-accrual status plus other real estate owned.

RISK FACTORS

      An investment in our common stock involves a high degree of risk. We describe below the material risks and uncertainties that affect our market, business and the shares offered through this prospectus. Before making an investment decision, you should carefully consider all of these risks and all other information contained in this prospectus. If any of these risks were to happen, either by themselves or in some combination, the value of our common stock could decline significantly, and you could lose all or part of your investment. The order of these risk factors does not reflect their relative importance or likelihood of occurrence.

Risk Factors Relating to our Market

      A deterioration in economic conditions and a slow down in growth generally, and a slowdown in gaming and tourism activities in particular, could adversely affect our business, financial condition, results of operations and prospects. Such a deterioration could result in a variety of adverse consequences to us, including a reduction in net income and the following:

•	Loan delinquencies may increase, which would cause us to increase loan loss provisions;

•	Problem assets and foreclosures may increase, which could result in higher operating expenses, as well as possible increases in our loan loss provisions;

•	Demand for our products and services may decline including specifically, the demand for loans, which would cause our revenues, which include net interest income and noninterest income, to decline; and

•	Collateral for loans made by us may decline in value, reducing a customer’s borrowing power, and reducing the value of assets and collateral associated with our loans, which could cause decreases in net interest income and increasing loan loss provisions.

The greater Las Vegas area economy has grown dramatically during the past several years. The failure of this economy to sustain such growth in the future could seriously affect our ability to grow and to be profitable.

      Our assets have enjoyed substantial growth with an annual compounded growth rate of 27.8% for the five year period ending December 31, 2003. In large part, our growth has been fueled by the significant growth in the greater Las Vegas area. Diminished growth of this market in the future could have a significant adverse impact on our continued growth and profitability.

      While the current economic forecasts prepared by CBER remain optimistic about the future growth of Las Vegas, albeit at lower growth rates than have recently been experienced, there are uncertainties in the economy, besides tourism and gaming discussed below, such as limitations on water, the continued measured availability of land from the Bureau of Land Management, infrastructure strains, increasing costs of housing, and tax and budgetary pressures, which may hamper future growth.

Our market area is substantially dependent on gaming and tourism revenue, and a downturn in gaming or tourism could seriously hurt our business and our prospects.

      Our business is currently concentrated in the greater Las Vegas area which has an economy unique in the United States for its level of dependence on services and industries related to gaming and tourism. Any event that negatively impacts the tourism or gaming industry will adversely impact the Las Vegas economy.

      Gaming and tourism revenue (whether or not such tourism is directly related to gaming) is vulnerable to various factors. A prolonged downturn in the national economy could have a significant adverse effect on the economy of the Las Vegas area. Virtually any development or event that could dissuade travel or spending related to gaming and tourism, whether inside or outside of Las Vegas, could adversely affect the Las Vegas economy. In this regard, the Las Vegas economy is more susceptible than the economies of other cities to issues such as higher gasoline and other fuel prices, increased airfares, unemployment levels, recession, rising interest rates, and other economic conditions, whether domestic or foreign.

Future growth of the greater Las Vegas area is dependent, among other things, on the availability of water, and any restrictions imposed by the government on water consumption could curtail future development, which has been a source of growth in our loan portfolio.

      Future development in the greater Las Vegas area is subject to the availability of water. According to the Rocky Mountain Institute, Las Vegas has one of the highest per-capita rates of water consumption in the nation. Based upon an August 2003 U.S. Geological Survey, inflows into Lake Mead and Lake Powell on the Colorado River have been below average since the start of a persistent drought in the western United States in 2000. In 2003, Lake Mead, the primary water supply for Las Vegas, dropped to its lowest level in more than three decades. We cannot assure that governmental officials will not impose building moratoriums, restrictive building requirements, water conservation measures, or other measures to address water shortages in the future. Such restrictions could curtail future development, which has been a source of growth in our loan portfolio, or make living conditions less desirable than current conditions, which could reduce the influx of new residents from current levels.

The value of real estate in the greater Las Vegas area is influenced by the distribution policies of the federal Bureau of Land Management. A change in such distribution policies could affect the value of real estate, which, in turn, could negatively affect our real estate loan portfolio.

      Land values in Nevada are influenced by the amount of land sold by the federal Bureau of Land Management, which controls 67% of Nevada’s land, according to the Nevada State Office of the Bureau of Land Management. Changes to the federal Bureau of Land Management distribution policies on Nevada land could adversely affect the value of Nevada real estate.

We have a high concentration of loans secured by real estate and a downturn in the real estate market, for any reason, could hurt our business and our prospects.

      At September 30, 2004, 83% of our loan portfolio was comprised of loans secured by real estate. Raw land loans, which are included in the categories below, represent approximately 15% of our total loans secured by real estate. Of the loans secured by real estate, approximately:

•	47.4% are construction loans;

•	44.4% are commercial real estate loans; and

•	8.2% are residential real estate loans.

      These real estate-secured loans are concentrated in the greater Las Vegas area. A downturn in the local economy could have a material adverse effect on a borrower’s ability to repay these loans due to either loss of borrower’s employment or a reduction in borrower’s business. Further, such reduction in the local economy could severely impair the value of the real property held as collateral. As a result, the value of real estate collateral securing our loans could be reduced. Our ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and we would be more likely to suffer losses on defaulted loans.

A terrorist act, or the mere threat of a terrorist act, may adversely affect the Las Vegas economy and may cause substantial harm to our business.

      Gaming and tourism are also susceptible to certain political conditions or events, such as military hostilities and acts of terrorism, whether domestic or foreign. The effects of the terrorist attacks of September 11, 2001, on gaming and tourism in Las Vegas were substantial for a few months. Reduced civilian air traffic in large part caused a reduction in revenue and employee layoffs in many hotels and casinos. This resulted in a substantial loss of revenues for these businesses. Any direct attack on locations in Las Vegas would likely have an even greater adverse impact on our local economy.

An expansion of permissible gaming activities in other states, particularly in California, may lead to a decline in gaming revenue in Las Vegas, which could hurt our business and our prospects.

      Las Vegas competes with other areas of the country for gaming revenue, and it is possible that the expansion of gaming operations in other states, as a result of changes in laws or otherwise, could significantly reduce gaming revenue in the greater Las Vegas area. This is particularly true of gaming operations in California, a state from which Nevada generally, and Las Vegas in particular, draw substantial year-round visitors. Agreements negotiated between the State of California and certain Indian tribes as well as other proposals currently under consideration in California may result in substantial additional casinos throughout the state. In addition, other California legislative proposals could permit an expansion of gaming activities allowed in card clubs, including the addition of slot machines. A dramatic growth in casino gaming in California or other states could have a substantial adverse effect on gaming revenue in Nevada, including the Las Vegas area, which would adversely affect the Las Vegas economy and our business.

Risks Relating to our Business

      Our future success involves both our ability to grow and our ability to manage such growth. Additionally, we must continue to manage the risks inherent in the banking business. We may not be able to sustain our historical growth rates, be able to grow at all, or successfully manage any growth, whether or not the greater Las Vegas area economy continues to grow. This could result in a variety of adverse consequences to us, including the following:

•	Inability to realize any benefit from our investment of resources made to support our future growth;

•	Failure to attract or retain experienced commercial bankers or other key employees;

•	Inability to maintain adequate controls and systems; and

•	Failure to comply with applicable federal, state and local laws, rules and regulations.

We may not be able to continue our growth at the rate we have in the past several years.

      We have grown from $183 million in total assets, $148 million in gross loans and $166 million in total deposits at December 31, 1999, to $536 million in total assets, $388 million in gross loans and $481 million in total deposits at September 30, 2004. Our business strategy calls for, among other things:

•	continued growth of our assets, loans, deposits and customer base;

•	expansion through acquisition or the establishment of new branches or banks in high growth markets, such as the greater Las Vegas area, or similar high growth markets in Arizona and California;

•	recruitment of experienced commercial bankers and other key employees; and

•	effective leveraging of our capital.

      However, we may encounter unanticipated obstacles in implementing our strategy. If we are unable to expand our business, as we anticipate based on our strategic plan, we may not be able to maintain profitability, and there can be no assurance that we will be able to sustain our historical growth rates.

A component of our business strategy is to expand into high growth markets by opening new branches or organizing new banks and/or acquisitions of other financial institutions. We may not be able to successfully implement this part of our business strategy, and therefore our market value and profitability may suffer.

      Growth through acquisitions of banks represents a component of our business strategy. At this time, we have no agreements or understandings to acquire any such bank or banks. Any future acquisitions will be, accompanied by the risks commonly encountered in acquisitions. These risks include, among other things:

•	difficulty of integrating the operations and personnel of acquired banks and branches;

•	potential disruption of our ongoing business;

•	inability of our management to maximize our financial and strategic position by the successful implementation of uniform product offerings and the incorporation of uniform technology into our product offerings and control systems; and

•	inability to maintain uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of changes in management.

      We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with acquisitions. Our inability to improve the operating performance of acquired banks or to integrate successfully their operations could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we could incur substantial expenses, including the expenses of integrating the business of the acquired bank with our existing business.

      We expect that competition for appropriate candidates may be significant. We may compete with other banks or financial service companies with similar acquisition strategies, many of which may be larger or have greater financial and other resources than we have. The purchase price of banks that might be attractive acquisition candidates for us may significantly exceed the fair values of their net assets. As a result, material goodwill and other intangible assets would be required to be recorded. We cannot assure you that we will be able to successfully identify and acquire suitable banks on acceptable terms and conditions.

      Depending upon the structure of an acquisition and the consideration we may utilize, we may not seek your approval as a shareholder. Further, acquisitions may be structured to include cash consideration that may result in the depletion of a substantial portion of our available cash.

      Besides the acquisition of existing financial institutions, we may consider the organization of new banks in high growth areas, especially in markets outside of the greater Las Vegas area such as California or Arizona. To date we have not specifically identified any market area where we plan to organize a new bank. Any organization of a new bank carries with it numerous risks, including the following:

•	The inability to obtain all required regulatory approvals;

•	Significant costs and anticipated operating losses during the application and organizational phases, and the first years of operations of the new bank;

•	The inability to secure the services of qualified senior management;

•	The local market may not accept the services of a new bank owned and managed by a bank holding company headquartered outside of the market area of the new bank; and

•	The additional strain on management resources and internal systems and controls.

Our growth could be hindered unless we are able to recruit additional, qualified employees. We may have difficulty attracting additional necessary personnel, which may divert resources and limit our ability to successfully expand our operations.

      The greater Las Vegas area is experiencing a period of rapid growth, placing a premium on highly qualified employees in a number of industries, including the financial services industry. Our business plan includes, and is dependent upon, our hiring and retaining highly qualified and motivated executives and employees at every level, including a chief credit officer, SBA management and support staff, experienced loan originators and branch managers. We expect to experience substantial competition in our endeavor to identify, hire and retain the top-quality employees. If we are unable to hire and retain qualified employees in the near term, we may be unable to successfully execute our business strategy and/or be unable to successfully manage our growth.

      We believe that we have built our management team and personnel, and established an infrastructure, to support our current size. Our future success will depend on the ability of our executives and employees to continue to implement and improve our operational, financial and management controls and processes, reporting systems and procedures, and to manage a growing number of client relationships. We may not be able to successfully implement improvements to our management information and control systems and control procedures and processes in an efficient or timely manner. In particular, our controls and procedures must be able to accommodate an increase in expected loan volume and the infrastructure that comes with new branches.

      We cannot assure you that our growth strategy will not place a strain on our administrative and operational infrastructure. If we are unable to locate additional personnel and to manage future expansion in our operations, we may experience compliance and operational issues, have to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth, any one of which could adversely affect our business.

Our business would be harmed if we lost the services of any of our senior management team.

      We believe that our success to date and our prospects for success in the future are substantially dependent on our senior management team, which includes our President and Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer, our Executive Vice President for Credit Administration and our Executive Vice President, Director of Operations. The loss of the services of any of these persons could have an adverse effect on our business. We recently entered into employment agreements with our President and Chief Executive Officer, our Chief Operating Officer and our Chief Financial Officer. In light of the relatively small pool of persons involved in the greater Las Vegas area banking industry, we could have difficulty replacing any of our senior management team or senior officers with equally competent persons who are also familiar with our market area.

As the result of this offering, we will become a public reporting company subject to significant new laws and regulations that will increase our compliance costs and may strain our management resources.

      Upon completion of this offering, we will be a public company and, for the first time in our history, the reporting requirements of the Securities Exchange Act of 1934, as amended and the Sarbanes-Oxley Act of 2002, or SOX, and related regulations will be applicable to our operations. Despite our doing business in a highly regulated environment, these laws and regulations have vastly different requirements for compliance than we have previously experienced. Our expenses related to services rendered by our accountants, legal counsel and consultants will increase in order to ensure compliance with these laws and regulations that we will be subject to as a public company. In addition, it is possible that the sudden application of these requirements to our business will result in some cultural adjustments and strain our management resources.

      To date, we have not conducted a comprehensive review and confirmation of the adequacy of our existing systems and controls as will be required under Section 404 of SOX, and will not do so until after the completion of this offering. We may discover deficiencies in existing systems and controls. If that is the case, we intend to take the necessary steps to correct any deficiencies, and such steps may be costly and may strain our management resources.

There is intense competition in our market area, and we cannot assure you that we will be able to successfully compete.

      Commercial banking in the greater Las Vegas area is a highly competitive business. Increased competition in our market may result in reduced loans and deposits. We compete for loans and deposits primarily with the local offices of major banks. We compete with other community banks in our market for customers as well. We also compete with credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses, other financial institutions and out-of-state financial intermediaries, some of which are not subject to the same degree of regulation and restriction as us and some of which have financial resources greater than us. Technological advances continue to contribute to greater competition in domestic and international products and services. Ultimately, we may not be able to compete successfully against current and future competitors.

Our allowance for loan losses may not be adequate to cover actual losses particularly given our relatively large individual loan size.

      A significant source of risk arises from the possibility that losses could be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. The underwriting and credit monitoring policies that we have adopted to address this risk may not prevent unexpected losses that could have a material adverse affect on our business. Most of our loans, or approximately 83%, are secured by real estate. Community Bank of Nevada’s legal lending limit is approximately $13 million. At September 30, 2004, we had 102 loans in excess of $1 million each, totaling $255 million. These loans comprise approximately 10.6% of our loan portfolio by number of loans and 65.7% by total loans outstanding. Our average loan size at September 30, 2004 was $368,000 (excluding credit card, overdraft and purchased participation loans). This relatively large average loan size, while an advantage from a cost generation standpoint, can adversely impact us if one or more of these larger loans becomes delinquent, unstable, impaired, uncollectible or inadequately collateralized.

      Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and non-performance. Our allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect our business. Our allowance for loan losses is based on our prior experience and peer bank experience, as well as an evaluation of the known risks in the current portfolio, composition and growth of the loan portfolio and economic factors. The determination of the appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control and these losses may exceed current estimates. We cannot assure you that we will not increase the allowance for loan losses further or that regulators will not require us to increase this allowance. Either of these occurrences could adversely affect our business and prospects.

Risks Related to the Offering

      The shares of our common stock and the use of the proceeds from such sale provide certain unique risks to the investor, including:

•	Our use of proceeds for corporate purposes that may not increase our market value or make us profitable; and

•	Our common stock price, after the completion of this offering, may trade below the initial public offering price.

Management will have broad discretion as to the use of the proceeds received by us from this offering, and we may not use the proceeds effectively.

      Although we plan to use the net proceeds from this offering for expansion purposes, including possible acquisitions or organizations of financial institutions, we have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our market value or make us profitable.

One of the intended use of proceeds of this offering is to implement our growth strategy, which includes expansion in the greater Las Vegas area and similar high growth markets in Arizona and California. We may not successfully implement our growth strategy and therefore, our intended use of proceeds from this offering may not result in an increase in our market value and profitability.

      One of the principal reasons for our raising the capital in this offering is to be able to create a source of funds to be used for establishing and/or acquiring other banks in the greater Las Vegas area or similar high growth markets in Arizona and California. If we are not successful in our strategy of opening new branches or organizing new banks and/or acquisitions of other financial institutions, our market value and profitability may suffer.

There has been no prior active market for our common stock and our stock price may trade below the public offering price.

      Prior to this offering, there has been no public market for our common stock. The offering price for our common stock in this offering will be determined by negotiations between us and the underwriter. Among the factors to be considered in determining the offering price of our common stock, in addition to prevailing market conditions, will be our historical performance, estimates regarding our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to the market value of companies in our industry. The public offering price of our common stock may bear no relationship to the price at which our common stock will trade upon completion of this offering. You may not be able to resell your shares at or above the initial public offering price.

You will experience substantial dilution in the book value of your shares immediately following this offering.

      Investors purchasing shares of our common stock in this offering will pay more for their shares than the amount paid by existing shareholders who acquired shares prior to this offering. If you purchase common stock in this offering, you will incur immediate dilution in pro forma net tangible book value of approximately $9.16 per share, assuming an initial public offering price of $19.00 per share (the midpoint of the range set forth on the cover page of this prospectus). If the holders of outstanding stock options exercise those options, you will incur further dilution. For more information, see “Dilution.”

We cannot be sure that an active public trading market will develop or be maintained.

      We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol “CBON.” However, there can be no assurance that an established and liquid market for our common stock will develop on Nasdaq, or that a market will continue if one does develop. Keefe, Bruyette & Woods, Inc. and D.A. Davidson & Co. have advised us that they intend to make a market in our common stock and assist us in obtaining additional market makers for our common stock. However, you should be aware that neither the underwriters nor any other market makers are obligated to make a market in such shares, and any such market making may be discontinued at any time in the sole discretion of each market maker making such market. In addition, we estimate that following this offering, approximately 20% of our outstanding common stock will be owned by our executive officers and directors. The substantial amount of common stock that is owned by our executive officers and directors may adversely affect the development of an active and liquid trading market.

After an initial period of restriction, there will be a significant number of shares of our common stock available for future sale, which may depress our stock price.

      The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after this offering, or even the perception that such sales could occur. We have agreed not to, and our directors, executive officers and principal shareholders have also agreed not to, offer or sell any of our shares of common stock for 180 days following the date of this prospectus. Notwithstanding these “lock-up” arrangements, our officers and directors and principal shareholders (greater than 5% owners) will own approximately 2,005,596 shares after completion of this offering, or 32.8% of our outstanding common stock if the underwriters exercises their over-allotment option in full. Sales of these shares or other shares owned by our affiliates may adversely affect the price of our common stock and the market for our common stock. While there are regulations regarding the sale of shares by insiders, we do not control their decisions to sell shares or the timing of their sales. See “Shares Eligible For Future Sale.”

Provisions in our articles of incorporation and bylaws may limit the ability of another party to acquire us.

      Various provisions of our articles of incorporation and by-laws could delay or prevent a third-party from acquiring us, even if doing so might be beneficial to our shareholders. These provisions provide for, among other things, advance notice for nomination of directors and limitations on the ability of shareholders to call a special meeting of shareholders, which can make minority shareholder representation on the board of directors more difficult to establish.

Risks Related to the Banking Industry

      Our business also presents other risks that are generally common to the banking industry.

We are subject to extensive government regulation. These regulations could adversely affect our business, financial condition, results of operations or cash flows.

      We are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Because our business is highly regulated, the laws, rules and regulations applicable to us are subject to regular modification and change. There are currently proposed various laws, rules and regulations that, if adopted, would impact our operations. We cannot assure you that these proposed laws, rules and regulations or any other laws, rules or regulations will not be adopted in the future, which could adversely affect our business, financial condition, results of operations or cash flows.

Fluctuating interest rates can adversely affect our profitability.

      Our profitability is dependent to a large extent upon net interest income, which is the difference, or spread, between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-earning liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread and, in turn, our profitability. We cannot assure you that we can minimize our interest rate risk.

      In addition, interest rates also affect the amount of money we can lend. When interest rates rise, the cost of borrowing also increases. Therefore, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, loan origination volume, business and prospects.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

      About 83% of our outstanding loan portfolio at September 30, 2004 was secured by real estate. In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. These costs and claims could adversely affect our business and prospects.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains certain forward-looking statements, which are not historical facts, but rather predictions. These statements may include statements regarding projected performance for periods following the completion of this offering. These statements can generally be identified by use of phrases such as “believe,” “expect,” “will,” “should,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” or other words of similar import. Similarly, statements that describe our future financial condition, results of operations, objectives, strategies, plans, goals or future performance and business are also forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including, but not limited to, those described in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and other parts of this prospectus that could cause our actual results to differ materially from those anticipated in these forward-looking statements.

      Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Actual results may differ from expectations due to many factors beyond our ability to control or predict.

      If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this prospectus. Therefore, we caution you not to place undue reliance on our forward-looking information and statements.

      You should read this prospectus and the documents that we reference in this prospectus and that are filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the SEC, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. We do not undertake any obligation to release publicly our revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

      This prospectus relates to shares of our common stock being offered by us and by the selling shareholders. We will not receive any proceeds from the 800,000 shares sold in the offering by the selling shareholders.

      Our net proceeds from the sale of our shares are expected to be $24.0 million (or $29.8 million if the underwriters’ over-allotment option is exercised in full) assuming an initial public offering price of $19.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriters’ discounts and estimated offering expenses.

      We plan to use the net proceeds from this offering for expansion purposes in the greater Las Vegas area or similar high growth markets in Arizona and California. We expect to explore opportunities for, and engage in discussion relating to, potential acquisitions of financial institutions and related businesses in the greater Las Vegas area market and similar high growth markets outside the state. Additionally, we may review other high growth markets to determine the feasibility of establishing additional subsidiary banks if acquisitions in such markets are not feasible. We do not currently have any agreement or definitive plans relating to any acquisition or new bank formations or for the use of any portion of the proceeds from this offering for such purpose.

      We do not currently plan to contribute any of the net proceeds from this offering to the capital of Community Bank of Nevada.

      The amounts actually expended for working capital purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues and other factors described in “Risk Factors.” Accordingly, our management will retain broad discretion in the allocation of the net proceeds of this offering. Pending these uses, we expect to invest the proceeds in short-term, investment-grade investments or to purchase loan participations from Community Bank of Nevada or other institutions.

TRADING HISTORY AND DIVIDEND POLICY

      Prior to this offering there has been no public market for our common stock. Our common stock has been traded, from time to time, by individuals on a negotiated basis between the parties. The following table sets forth those trades since January 1, 2003 through November 23, 2004 of which we have knowledge, including the quarter in which the trades occurred, the aggregate number of shares traded during such quarter and the range of sales price per share:

Quarter of Trade	Number of Shares	Price Per Share

1st ’03	114,620	$7.00 – $8.40
2nd ’03	N/A	N/A
3rd ’03	3,165	$9.00
4th ’03	N/A	N/A
1st ’04	50	$9.00
2nd ’04	3,000	$9.00
3rd ’04	N/A	N/A
4th ’04	N/A	N/A

      We have applied to have our common stock listed on the Nasdaq National Market under the symbol “CBON.”

      We have not declared a cash dividend since 2002 as we have used our current and retained earnings to support our rapid and continued growth. We do not foresee any circumstances in the immediate future in which we would consider paying cash dividends on our common stock. Additionally, we intend to discontinue paying stock dividends which we commenced in 2002.

      Under Nevada law, a corporation may not pay a dividend if, after giving effect to the dividend, (i) the corporation would not be able to pay its debts as they become due, or (ii) the corporation’s assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporations were to be dissolved at the time of distribution, to satisfy the dissolution rights of any preferred shareholders.

      Additionally, our junior subordinated debt agreement contains a provision which prohibits our paying dividends if we have deferred payment of interest on outstanding trust preferred securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

      We are a legal entity separate and distinct from Community Bank of Nevada. Since we are a holding company with no significant assets other than Community Bank of Nevada, we will be dependent upon dividends from Community Bank of Nevada for cash with which to pay dividends when, and if, our dividend policy changes. Further, federal and state banking regulations place certain restrictions on dividends paid by Community Bank of Nevada to Community Bancorp. At September 30, 2004, Community Bank of Nevada’s retained earnings available for the payment of dividends was approximately $16 million. In addition, dividends paid by Community Bank of Nevada to Community Bancorp would be prohibited if the effect thereof would cause Community Bank of Nevada’s capital to be reduced below applicable minimum capital requirements. For a discussion of the regulatory limitations on Community Bank of Nevada’s ability to pay dividends, see “Supervision and Regulation — Federal and State Regulation of Community Bank of Nevada — Dividends.”

CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2004 on an actual and pro forma basis. The pro forma basis is adjusted to reflect the following:

(i)	receipt and application by us of the estimated net proceeds from our sale of 1,400,000 shares of our common stock in this offering, assuming no exercise of the underwriters’ over-allotment option, at an assumed public offering price of $19.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and the estimated offering expenses; and

(ii)	certain adjustments for stock appreciation rights, or SARs. We have 127,527 of outstanding SARs as of September 30, 2004. A significant majority of the rights were granted in 2000 and fully vest and expire in 2005. Pursuant to the plan, each right gives the grantee the right to receive a cash payment from us equal to the excess of the exercise price of the SAR over the grant price of the SAR. The plan provides that the exercise price to be based upon the book value of our common stock at the time of the exercise. The plan also provides for the exercise price to be based upon the fair value of our common stock should we complete an initial public offering. As of September 30, 2004, the total amount included in accrued expenses related to this plan totals approximately $494,000 and the amount is based upon our book value. Upon the completion of this offering, we will accrue approximately $1.1 million of additional expense ($747 thousand net of taxes) based on using the fair value of our common stock of $19.00 (the mid-point of the range set forth on the cover page of this prospectus). Our retained earnings, on an as adjusted basis, would decrease by $747 thousand had the initial public offering been completed on September 30, 2004. Upon completion of the offering and thereafter, the amount of expense recorded will be based on the actual fair value of Community Bancorp’s common stock. See our financial statements for more information regarding the stock appreciation rights.

      You should read this table in conjunction with the financial statements and the other financial information included in this prospectus.

	September 30, 2004

	Actual	As Adjusted

	(Dollars in thousands,
	except per share data)
Indebtedness:
Junior Subordinated Debt	$15,464	$15,464
Stockholders’ Equity:
Common stock, $0.001 par value, shares authorized:
10,000,000; shares outstanding: 4,726,860 at September 30, 2004(1)	5	6
Additional paid-in capital	10,981	34,990
Retained earnings	25,856	25,109
Accumulated other comprehensive income	441	441
Treasury stock	(285)	(285)

Total stockholders’ equity	36,998	60,261
Total capitalization	52,462	75,725
Book value per share	7.83	9.84
Stockholders’ equity to total assets	6.91%	10.77%
Regulatory capital ratios(2)
Tier 1 leverage capital ratio	8.86%	13.73%
Tier 1 risk-based capital ratio	11.05%	17.13%
Total risk-based capital ratio	12.94%	18.38%

(1)	The number of authorized shares and the number of outstanding shares have been adjusted as a result of a 5 for 1 stock split effective on September 27, 2004.

(2)	The net proceeds from our sale of common stock in this offering are presumed to be invested in 0% risk weighted U.S. Treasury bonds for purposes of as adjusted risk-based regulatory capital ratios.

DILUTION

      If you invest in our common stock, you will suffer dilution to the extent the initial public offering price per share of our common stock exceeds the tangible book value of our common stock immediately after this offering. The tangible book value of our common stock as of September 30, 2004 was approximately $37 million, or $7.83 per share of common stock (as adjusted for the stock split). The tangible book value per share, as adjusted, represents stockholders’ equity divided by the 4,726,860 shares of our common stock outstanding as of that date (as adjusted for the stock split and as adjusted for stock appreciation rights plan)(1).

      After giving effect to the issuance and sale of 1,400,000 shares of our common stock in this offering and our receipt of approximately $24 million in net proceeds from such sale, based on an assumed public offering price of $19.00 per share (the midpoint of the range set forth on the cover page of this prospectus), and after deducting the underwriters’ discounts and commissions and the estimated expenses of the offering, our as adjusted tangible book value as of September 30, 2004 would have been approximately $60.3 million, or $9.84 per share. This amount represents an immediate increase in tangible book value per share of $2.17 to existing shareholders and an immediate dilution of $9.16 per share to purchasers of our common stock in this offering. Dilution is determined by subtracting the tangible book value per share as adjusted for this offering from the amount of cash paid by a new investor for a share of our common stock.

      The following table illustrates the per share dilution as of September 30, 2004:

Offering price per share		$19.00

Tangible book value per share as of September 30, 2004, as adjusted(1)	$7.67

Increase in tangible book value per share attributable to new investors	$2.17

As adjusted tangible book value per share after this offering		$9.84

Dilution per share to new investors		$9.16

(1)	We have 127,527 of outstanding stock appreciation rights, or SARs, as of September 30, 2004. A significant majority of the rights were granted in 2000 and fully vest and expire in 2005. Pursuant to the 2000 Stock Appreciation Rights Plan, or the SAR Plan, each right gives the grantee the right to receive a cash payment from us equal to the excess of the exercise price of the SAR over the grant price of the SAR. The SAR Plan provides that the exercise price to be based upon the book value of our common stock at the time of the exercise. The SAR Plan also provides for the exercise price to be based upon the fair value of our common stock should we complete an initial public offering. As of September 30, 2004, the total amount included in accrued expenses related to the SAR Plan totals approximately $494,000 and the amount is based upon our book value. Upon the completion of this offering, we will accrue approximately $1.1 million of additional expense ($747 thousand net of taxes) based on using the fair value of our common stock of $19 (the mid-point of the range set forth on the cover page of this prospectus). The retained earnings of Community Bancorp, on an as adjusted basis, would decrease by $747 thousand had the initial public offering been completed on September 30, 2004. Upon completion of the offering and thereafter, the amount of expense recorded will be based on the actual fair value of Community Bancorp’s common stock. See our financial statements for more information regarding the SARs.

      The following table summarizes as of September 30, 2004, the total number of shares of common stock purchased from us and certain selling shareholders, and the total consideration paid to us by existing shareholders and new investors for our common stock, before deducting underwriting discounts and commissions and estimated offering expenses, and the average price per share paid by existing shareholders and by new investors who purchase shares of common stock in this offering at the assumed initial public offering price of $19.00 per share (the midpoint of the range set forth on the cover page of this prospectus).

	Shares Purchased		Total Consideration
					Average
	Number	Percent	Amount	Percent	Per Share

			(Dollars in thousands)
Existing shareholders	3,926,860	64%	$9,110	18%	$2.32
New Investors	2,200,000	36%	41,800	82%	19.00

Total	6,126,860	100%	$50,910	100%	$8.31

      The shares of common stock outstanding exclude shares of common stock reserved for issuance under our stock option plan of which 429,601 shares (as adjusted) were subject to outstanding options as of the date hereof. To the extent that options are exercised or other share awards are made under our stock option plan, there will be further dilution to new investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial and Other Data” and our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis may contain forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

      Since we commenced operations in 1995, we have experienced strong growth and profitability. Our growth is fueled by the significant population and economic growth of the greater Las Vegas area where we operate. The growth in the greater Las Vegas area has accompanied significant investments in the gaming and tourism industry. The significant population increase has resulted in an increase in the acquisition of raw land for residential and commercial development, the construction of residential communities, shopping centers and office buildings, and the development and expansion of the businesses and professions that provide essential goods and services to this expanded population. Our results have been influenced by the following strategies; which we implemented in order to benefit from these market factors:

•	Provide competitive commercial real estate loans, construction loans and land acquisition, development loans, and C&I loans to high quality borrowers;

•	Focus and commitment to profitable banking relationships;

•	Encourage business development of profitable customer relationships with a “pay for performance” compensation culture;

•	Reduce our cost of funds by attracting a higher share of non-interest bearing deposit accounts;

•	Maintain disciplined controls over non-interest expense in order to consistently grow on a profitable basis;

•	Strengthen our underwriting standards and credit administration functions as well as increase lending capacity by the growth in capital base; and

•	Add seasoned professionals to the staff with banking expertise, local market knowledge and a network of client relationships.

	Key Financial Measures

	At or for the
	Nine Months Ended		At or for the
	September 30,		Years Ended December 31,

	2004	2003	2003	2002	2001

	(Dollars in thousands, except per share data)
Net Income	$4,578	$3,405	$5,215	$4,725	$3,157
Basic earnings per share	0.98	0.74	1.13	1.03	0.69
Diluted earnings per share	0.95	0.72	1.10	1.01	0.68
Total Assets	535,533	449,389	463,431	400,571	304,058
Gross Loans	388,247	344,730	350,082	293,535	247,182
Total Deposits	481,479	397,179	403,713	351,584	277,422
Net interest margin(1)	4.55%	4.61%	4.72%	4.97%	4.84%
Efficiency Ratio	58.7%	58.7%	56.6%	50.3%	56.2%
Return on average assets(1)	1.18%	1.06%	1.19%	1.33%	1.08%
Return on average equity(1)	18.1%	15.8%	17.8%	19.1%	14.9%

(1)	Ratios for the nine months ended September 30, 2004 and 2003 have been annualized for comparative purposes.

Key Factors in Evaluating Financial Condition and Operating Performance

      As a community bank holding company, we focus on several key factors including:

•	Return to Our Shareholders;

•	Return on Average Assets;

•	Asset Quality;

•	Asset Growth; and

•	Operating Efficiency.

      Return to Our Shareholders. Our return to our shareholders is measured in the form of return on average equity, or ROE. Our net income for the nine months ended September 30, 2004 increased 34.4% to $4.6 million compared to $3.4 million for the nine months ended September 30, 2003. Net income increased due to an increase in net interest income and a decrease in loan loss provision, partially offset by an increase in operating expenses. Basic EPS increased to $0.98 for the nine months ended September 30, 2004 compared to $0.74 for the nine months ended September 30, 2003. Diluted EPS increased to $0.95 for the nine months ended September 30, 2004 compared to $0.72 for the nine months ended September 30, 2003. Our increase in net income drove our ROE to 18.1% for the nine months ended September 30, 2004 compared to 15.8% for the nine months ended September 30, 2003. Our average ROE for the three years ended December 31, 2003 was 17.3%.

      Return on Average Assets. Our return on average assets, or ROA, is a measure we use to compare our performance with other banks and bank holding companies. Our ROA for the nine months ended September 30, 2004 increased to 1.18% compared to 1.06% for the nine months ended September 30, 2003. The increase in ROA is due to the increase in net income relative to our increase in average assets. Our average ROA for the three years ended December 31, 2003 was 1.20%.

      Asset Quality. For all banks and bank holding companies, asset quality has a significant impact on the overall financial condition and results of operations. Asset quality is measured in terms of non-performing loans and assets as a percentage of total loans and total assets, and net charge-offs as a percentage of average loans. These measures are key elements in estimating the future earnings of a company. Non-performing loans totaled $1.3 million as of September 30, 2004 compared to $2.3 million at December 31, 2003. Non-performing loans as a percentage of total loans decreased to 0.34% as of September 30, 2004 compared to 0.66% at December 31, 2003. Non-performing assets were $3.5 million as of September 30, 2004 compared to $3.5 million as of December 31, 2003. Non-performing assets as a percent of total assets were 0.65% as of September 30, 2004 compared to 0.76% at December 31, 2003. For the nine months ended September 30, 2004 net charge-offs to average loans were 0.05% as compared to 0.31% for the year ended December 31, 2003. The average net charge-offs to average loans for the three years ended December 31, 2003 was 0.38%.

      Asset Growth. As revenues from both net interest income and non-interest income are a function of asset size, the continued growth in assets has a direct impact on increasing net income and EPS. The majority of our assets are loans, and the majority of our liabilities are deposits, and therefore the ability to generate loans and deposits are fundamental to our asset growth. Total assets increased 15.6% during the first nine months of 2004 from $463 million as of December 31, 2003 to $536 million as of September 30, 2004 and grew 23.5% on a compound annual growth rate, or CAGR, basis between December 31, 2001 and December 31, 2003. Total deposits increased 19.3% to $481 million as of September 30, 2004 compared to $404 million as of December 31, 2003 and had a CAGR of 20.6% between December 31, 2001 and December 31, 2003. Gross loans increased 10.9% to $388 million as of September 30, 2004 compared to $350 million as of December 31, 2003. Loans had a CAGR of 19.0% between December 31, 2001 and December 31, 2003. See “Trends and Developments Impacting Our Recent Results.”

      Operating Efficiency. Operating efficiency is the measure of how efficiently earnings before taxes are generated as a percentage of revenue. Our efficiency ratio (operating expenses divided by net interest income plus non-interest income) remained relatively constant at 58.7% for the first nine months of 2004 compared to 58.7% for the same period in 2003. Our average efficiency ratio for the three years ended December 31, 2003 was 54.4%.

Critical Accounting Policies

      Our accounting policies are integral to understanding the financial results reported. Our most complex accounting policies require management’s judgment to ascertain the valuation of assets, liabilities, commitments and contingencies. We have established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief description of our current accounting policies involving significant management valuation judgments.

      Allowance for Loan Losses. The allowance for loan losses represents our best estimate of the probable losses inherent in the existing loan portfolio. The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged off, net of recoveries.

      We evaluate our allowance for loan losses monthly. We believe that the allowance for loan losses, or ALLL, is a “critical accounting estimate” because it is based upon management’s assessment of various factors affecting the collectibility of the loans, including current economic conditions, past credit experience, delinquency status, the value of the underlying collateral, if any, and a continuing review of the portfolio of loans. For a discussion of the allowance and our methodology, see “Financial Condition — Allowance for Loan Losses.”

      Like all financial institutions, we maintain an ALLL based on a number of quantitative and qualitative factors, including levels and trends of past due and non-accrual loans, asset classifications, loan grades, change in volume and mix of loans, collateral value, historical loss experience, peer group loss experience, size and complexity of individual credits and economic conditions. Provisions for loan losses are provided on both a specific and general basis. Specific allowances are provided for impaired credits for which the expected/anticipated loss is measurable. General valuation allowances are based on a portfolio segmentation based on risk grading, with a further evaluation of various quantitative and qualitative factors noted above.

      We incorporate statistics provided through the FDIC regarding loss percentages experienced by banks in the western United States, as well as an internal five-year loss history to establish potential risk based on collateral type securing each loan. As an additional comparison, we examine local peer group banks to determine the nature and scope of their losses to date. Such examination provides a geographic-and size-specific flavor for trends in the local banking community. Finally, we closely examine each credit graded “Special Mention” and below to individually assess the appropriate loan loss reserve for a particular credit. See “Business — Classified Assets” for further description of our grading system.

      We periodically review the assumptions and formulae by which additions are made to the specific and general valuation allowances for losses in an effort to refine such allowances in light of the current status of the factors described above.

      Although we believe the levels of the allowance as of September 30, 2004 and December 31, 2003 and 2002, were adequate to absorb probable losses in the loan portfolio, a decline in local economic, or other factors, could result in increasing losses that cannot be reasonably predicted at this time.

      Available for Sale Securities. Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires that available-for-sale securities be carried at fair value. We believe this is a “critical accounting estimate” in that the fair value of a security is based on quoted market prices or if quoted market prices are not available, fair values are extrapolated from the quoted prices of similar instruments Management utilizes the services of a reputable third party vendor to assist with the determination of estimated fair values. Adjustments to the available-for-sale securities fair value impact the consolidated financial statements by increasing or decreasing assets and stockholders’ equity.

Trends and Developments Impacting Our Recent Results

      Certain trends emerged and developments have occurred that are important in understanding our recent results and that are potentially significant in assessing future performance.

•	Diversification of the loan portfolio. After significant loan growth from year to year since our inception, our loan growth rate of 10.9% for the first nine months of 2004 was lower when compared to historical results. This occurred despite our generating a high volume of new loans and new loan commitments. We originated $294 million in new loans for the nine months ended September 30, 2004 compared to $196 million during the same period in 2003. The decrease in our loan growth rate resulted in part from the continuation of historically low interest rate levels causing significant borrower refinancing of commercial real estate and one to four single family residence loans. In addition, rapidly increasing values for raw land in the greater Las Vegas area motivated many of our customers to sell their properties and prepay their loans rather than develop them as initially planned. Historically, we would often finance land acquisition loans, which in turn would generate construction and permanent financing loans for the same parcel. As a result of these changes, we made a strategic decision to lower our exposure to land loans until values stabilize.

Additionally, during the first nine months of 2004, we engaged in a campaign to identify and restructure a significant portion of the loan portfolio in order to slow the pace of refinancing activity to a level more consistent with desired growth rates, portfolio yields and market risk profile. We decided to seek greater diversification in the loan portfolio by expanding our commercial loan portfolio and enhancing our generation of SBA loans. Such actions are expected to expand our customer base, increase the average maturity of the loan portfolio and diversify our lending risk.

The impact of these decisions did not have a material impact on our results for the nine months ended September 30, 2004 and we expect that the diversification of our loan portfolio will be a multi-year task.

•	Restructuring of deposit mix. The ratio of our average non-interest-bearing deposits to average total deposits increased to 24.4% for the year ended December 31, 2003 from 19.7% for 2002, while our average CDs as a percentage of average total deposits decreased to 35.9% for the year ended December 31, 2003 from 45.8% in the prior year. This trend continued in the first nine months of 2004 as our ratio of average non-interest-bearing deposits to average total deposits increased to

26.6% from 23.6% for the same period 2003 and our average CDs as a percentage of average total deposits decreased to 27.8% for the nine months ended September 30, 2004 from 36.8% during the same period in the prior year.

During the third quarter of 2003, we began using a new loan and deposit pricing model to attract lower cost deposits and decrease our reliance on CDs. We also initiated an incentive plan for our business development officers that rewarded profitable relationships, a key component of which is attracting non-interest-bearing demand deposits. The result was a broad decline in the average rates paid on deposit balances, as well as a change in our deposit mix. We expect to continue to emphasize the growth of demand and other core deposits as part of our pricing model and as part of our relationship banking emphasis.

•	Asset sensitivity. Management uses various modeling strategies to manage the repricing characteristics of our assets and liabilities. These models contain a number of assumptions and can not take into account all the various factors that influence the sensitivities of our assets and liabilities. Despite these limitations, all our models at September 30, 2004 indicated that our balance sheet was asset sensitive. This means that a larger amount of our interest sensitive assets will reprice within certain time horizons than will our interest sensitive liabilities. Being asset sensitive means generally that in times of rising interest rates, a company’s net interest margin will increase. It also means that in times of falling interest rates, such as we experienced from 2000 to 2003, a company’s net interest margin is generally compacted. We expect that, if market interest rates continue to rise, our net interest margin and our net interest income will be favorably impacted. See “Quantitative and Qualitative Disclosure about Market Risk.”

•	Impact of expansion on non-interest expense. We plan on opening our sixth office in the early part of the second quarter of 2005, at which time we anticipate a significant increase in occupancy and equipment expense. The new office will consist of 21,566 rentable square feet at $1.73 sq. ft. per month. The new office will house our sixth branch, human resources, operation support, audit and our real estate lending department.

Additionally, as we reach our goal of becoming a “public company,” other non-interest expense items, including professional expenses and other costs related to compliance with the reporting requirements of the securities laws and compliance with the Sarbanes-Oxley Act of 2002, will increase significantly.

•	Non-recurring impact of SARs. We have 127,527 outstanding SARs as of September 30, 2004. A significant majority of these rights were granted in 2000 and fully vest and expire in 2005. Pursuant to the 2000 Stock Appreciation Rights Plan, or the SARs Plan, each right gives the grantee the right to receive a cash payment from us equal to the excess of the fair value of our common stock, if we complete an initial public offering over the grant price of the SARs. As of September 30, 2004, the total amount included in accrued expenses related to the SARs Plan totals approximately $494,000 and the amount is based upon our book value pursuant to the plan and has been accounted for based on FASB Interpretation No. 28 Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. Upon completion of this offering, we will accrue approximately $1.1 million of additional compensation expense based on using the fair value of our common stock $19.00 (the mid-point of the range set forth on the cover page of this prospectus). The impact to the statement of income, net of taxes, will be approximately $747,000 in the quarter in which the offering is completed. Upon completion of the offering and thereafter, the amount of expense recorded will be based on the actual fair value of Community Bancorp’s common stock.

Results of Operations

      Our results of operations depend primarily on net interest income, which is the difference between interest income and interest expense. Interest income is the earnings we receive on our interest earning assets, such as loans and investments, and interest expense is the expense we incur on our interest bearing liabilities, such as interest bearing deposits and other borrowings. Factors that determine the level of net income include the volume of earning assets and interest bearing liabilities, yields earned and rates paid, fee income, non-interest expense, the level of non-performing loans and other non-earning assets, and the amount of non-interest bearing liabilities supporting earning assets. Non-interest income includes service charges and other deposit related fees, and non-interest expense consists primarily of employee compensation and benefits, occupancy, equipment and depreciation expense, and other operating expenses.

Financial Overview for the Nine Months Ended September 30, 2004 and 2003

	Nine Months Ended
	September 30,
			Increase
	2004	2003	(Decrease)

	(Dollars in thousands, except per
	share data)
Consolidated Statement of Earnings Data:
Interest income	$21,867	$19,897	$1,970
Interest expense	5,047	5,794	(747)

Net interest income	16,820	14,103	2,717
Provision for loan losses	582	1,233	(651)

Net interest income after provision for loan losses	16,238	12,870	3,368
Non-interest income	1,097	1,188	(91)
Non-interest expense	10,522	8,976	1,546

Net income before income taxes	6,813	5,082	1,731
Provision for income taxes	2,235	1,677	558

Net income	$4,578	$3,405	$1,173

Earnings per share — basic	$0.98	$0.74	$0.24

Earnings per share — diluted	$0.95	$0.72	$0.23

      The 34.4% increase in net income in the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003 was attributable principally to an increase in net interest income of $2.7 million and a $651 thousand decrease to the provision for loan losses partially offset by a $1.5 million increase in non-interest expense. The increase in net interest income was the result of an increase in the volume of interest-earning assets, primarily loans, and a decrease in our cost of funds resulting from a decrease in market rates for interest-bearing deposits and an increase in non-interest bearing deposits, as a percentage of total deposits.

      Net Interest Income and Net Interest Margin. The 19.3% increase in net interest income for the period was due (i) to an increase in interest income of $2.0 million, reflecting the effect of an $84.2 million increase in average interest-earning assets despite a general reduction in rates earned on our assets, and (ii) a decrease in interest expense of $747 thousand.

      The average yield on our interest-earning assets was 5.92% for the nine months ended September 30, 2004 compared to 6.50% for the nine months ended September 30, 2003, a decrease of 8.9%. The decrease in the average yield on our interest-earning assets resulted from a reduction in market rates, repricing on our adjustable rate loans, and new loans originated with lower interest rates because of the lower interest rate environment and the decrease in the percentage of interest-earning assets represented by loans during the nine months of 2004. Average loans as a percent of average earning assets declined to 71.9% for the nine months ended September 30, 2004 as compared to 76.0% for the same period in 2003.

      The cost of our average interest-bearing liabilities decreased to 1.88% for the nine months ended September 30, 2004 from 2.51% for the same period in 2003. In addition to broad declines in the average rates paid on deposit balances, the decrease was the result of actions taken by management to reduce the level of CDs and increase the level of non-interest bearing deposits in relation to total deposits.

      Our average rate on our interest-bearing deposits decreased 27.1% from 2.40% during the nine months ended September 30, 2003 to 1.75% for the nine months ended September 30, 2004, reflecting reductions in general market rates as well as management focus on shifting to lower cost deposit products. Our average rate on total deposits (including non-interest bearing deposits) decreased to 1.29% for the nine months ended September 30, 2004 from 1.83% for the same period in the prior year.

      Our net interest margin for the nine months ended September 30, 2004 of 4.55% was slightly lower than our net interest margin for the nine months ended September 30, 2003 of 4.61%. Despite significant lower earning asset yields, we were able to maintain the net interest margin primarily due to a lower cost of funds.

      The following table sets forth a summary of average balances with corresponding interest income and interest expense as well as average yield and cost information for the periods presented. Average balances are derived from daily balances, and non-accrual loans are included as interest earning assets for purposes of this table.

	Nine Months Ended September 30,

	2004			2003

			Average			Average
	Average		Yield or	Average		Yield or
	Balance	Interest	Cost(7)	Balance	Interest	Cost(7)

	(Dollars in thousands)
ASSETS
Interest-earning assets:
Loans(1)(2)(3)	$354,108	$19,270	7.26%	$310,284	$18,089	7.77%
Investment Securities — Taxable	55,575	1,388	3.33%	50,825	944	2.48%
Investment Securities — Non-taxable(3)	23,236	662	3.80%	21,366	624	3.89%
Federal funds sold	57,571	493	1.14%	24,770	206	1.11%
Other investments(4)	1,875	54	3.86%	915	34	4.95%

Total interest-earning assets	492,365	21,867	5.92%	408,160	19,897	6.50%
Non-earning assets:
Cash and due from banks	14,448			12,342
Unearned loan fees	(1,644)			(1,098)
Allowance for loan losses	(5,572)			(4,829)
Other assets	16,951			13,415

Total assets	$516,548			$427,990

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing Liabilities:
Deposits
Interest-bearing demand	$18,885	$51	0.36%	$12,574	$35	0.37%
Money Market	185,019	1,994	1.44%	133,823	1,831	1.82%
Savings	5,996	8	0.18%	4,048	7	0.22%
Time certificates of deposit	128,389	2,397	2.49%	139,952	3,354	3.20%

Total interest-bearing deposits	338,289	4,450	1.75%	290,397	5,227	2.40%
Short-term borrowings	4,745	44	1.24%	2,236	24	1.45%
Junior subordinated debt	15,464	553	4.77%	15,464	543	4.68%

Total interest-bearing liabilities	358,498	5,047	1.88%	308,097	5,794	2.51%
Non-interest-bearing liabilities
Demand deposits	122,722			89,892
Other liabilities	1,632			1,333

Total liabilities	482,852			399,322
Stockholders’ equity	33,696			28,668

Total liabilities and stockholders’ equity	$516,548			$427,990

Net interest income		$16,820			$14,103

Net interest spread(5)			4.04%			3.99%
Net interest margin(6)			4.55%			4.61%

(1)	Includes average non-accrual loans of $2.8 million at September 30, 2004 and $2.9 million at September 30, 2003.

(2)	Net loan fees of $2.4 million and $2.3 million are included in the yield computations for September 30, 2004 and 2003, respectively.

(3)	Yields on loans and securities have not been adjusted to a tax-equivalent basis

(4)	Includes Federal Reserve Bank stock, Federal Home Loan Bank stock and Pacific Coast Bankers Bank stock.

(5)	Net interest spread represents the average yield earned on interest earning assets less the average rate paid on interest bearing liabilities.

(6)	Net interest margin is computed by dividing net interest income by total average earning assets.

(7)	Annualized.

      The following tables shows the change in interest income and interest expense and the amount of change attributable to variances in volume, rates and the combination of volume and rates based on the relative changes of volume and rates.

	Nine Months-Ended September 30, 2004
	Compared to Nine Months-Ended
	September 30, 2003

	Net Change	Rate	Volume	Mix

	(In thousands)
Loans	$1,181	$(1,204)	$2,555	$(170)
Investment Securities — Taxable	444	325	88	31
Investment Securities — Non-taxable	38	(15)	55	(2)
Federal funds sold	287	6	273	8
Other investments	20	(8)	36	(8)

Total interest income	1,970	(896)	3,007	(141)
Interest expense:
Interest-bearing demand	16	(2)	18	0
Money Market	163	(389)	700	(148)
Savings	1	(1)	3	(1)
Time certificates of deposit	(957)	(741)	(277)	61
Short-term borrowings	20	(4)	27	(3)
Junior subordinated debt	10	10	0	0

Total interest expense	(747)	(1,127)	471	(91)

Net interest income	$2,717	$231	$2,536	$(50)

      Provision for Loan Losses. The provision for loan losses in each period is a charge against earnings in that period. The provision is that amount required to maintain the allowance for loan losses at a level that, in management’s judgment, is adequate to absorb probable loan losses inherent in the loan portfolio.

      Our provision for loan losses declined to $582 thousand for the nine months ended September 30, 2004 as compared to $1.2 million for the nine months ended September 30, 2003. The provision declined because (i) we experienced net charge offs of $164 thousand during the nine months ended September 30, 2004 compared to net charge offs of $512 thousand for the nine months ended September 30, 2003 and (ii) total loans increased $38 million for the nine months ended September 30, 2004 compared to an increase of $51 million for the nine months ended September 30, 2003. Additionally, non-performing loans to total loans decreased from 0.59% at September 30, 2003 to 0.34% at September 30, 2004.

      Non-Interest Income. We earn non-interest income primarily through fees related to:

•	services provided to deposit customers, and

•	services provided to current and potential loan customers

      The following tables present, for the periods indicated, the major categories of non-interest income:

	Nine Months
	Ended
	September 30,
			Increase
	2004	2003	(Decrease)

	(In thousands)
Service charges and other income	$752	$777	$(25)
Loan brokerage and referral fees	184	359	(175)
Income from bank owned life insurance	97	0	97
Net gain on sale of loans	52	47	5
Net gain on sale of securities	12	5	7

Total non-interest income	$1,097	$1,188	$(91)

      The 7.6% decrease in total non-interest income during the nine months ended September 30, 2004 was primarily influenced by a $175 thousand decline in loan brokerage and referral fees, partially offset by an increase in cash surrender value of bank owned life insurance purchased in July, 2004. The decline in loan brokerage and referral fees was caused by an industry wide slow down in the residential mortgage refinance market. As a result of this trend, we have reduced staff for the residential mortgage origination business but retained residential mortgage loan referral capability to generate fees. We expect that the likely reduction in fee income associated with the reduction in refinance activity will be offset by a reduction in non-interest expense from our staff reductions in this area.

      Non-Interest Expense. Non-interest expenses are the costs, other than interest expense and the provision for loan losses, associated with providing banking and financial services to customers and conducting our affairs.

      The following tables present, for the periods indicated, the major categories of non-interest expense:

	Nine Months Ended
	September
			Increase
	2004	2003	(Decrease)

	(In thousands)
Salaries, wages and employee benefits	$6,611	$5,425	$1,186
Occupancy, equipment and depreciation	1,114	1,048	66
Loan related expense	197	88	109
Data processing	406	391	15
Advertising and public relations	473	299	174
Professional fees	227	156	71
Stationery and supplies	180	159	21
Insurance	179	116	63
Telephone and postage	152	174	(22)
Director fees	136	84	52
Software maintenance	81	67	14
Foreclosed assets, net	109	148	(39)
Other	657	821	(164)

Total non-interest expense	$10,522	$8,976	$1,546

      The 17.2% increase in non-interest expense for the nine months ended September 30, 2004 is primarily attributable to increases in salary and employee benefit expenses reflecting our increase in staffing. The 21.9% increase in salary and benefit expense for the nine months ended September 30, 2004 can be attributed to an increase in staffing in the areas of lending, operations and human resources. The number of full time equivalent employees, or FTE, increased to 115 as of September 30, 2004 as compared to 99 at September 30, 2003. In addition to general staffing of the various departments, we were successful in recruiting both a Director of Human Resources in January, 2004 and a Chief Operations Officer in April, 2004. We expect that non-interest expense will be reduced by approximately $400,000 on an annual basis as a result of staff reductions in our residential mortgage origination business. (See “Non-Interest Income.”) Also contributing to the increase was a newly imposed payroll tax on Nevada banks at the rate of 2% of wages paid quarterly, which became effective October 1, 2003.

      Provision for Income Taxes. We recorded tax provisions of $2.2 million for the nine months ended September 30, 2004 compared to $1.7 million for the same period in the prior year. Our effective tax rate was approximately 33% for each period as compared to the expected rate of 34% in both periods largely due to the non taxable nature of income for municipal securities.

Financial Overview for the Years Ended December 31 2003, 2002 and 2001

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

	Year Ended December 31,

			Increase
	2003	2002	(Decrease)

	(Dollars in thousands,
	except per share data)
Consolidated Statement of Earnings Data:
Interest income	$27,143	$25,449	$1,694
Interest expense	7,453	8,709	(1,256)

Net interest income	19,690	16,740	2,950
Provision for loan losses	1,723	1,958	(235)

Net interest income after provision for loan losses	17,967	14,782	3,185
Non-interest income	1,563	1,392	171
Non-interest expense	12,020	9,112	2,908

Income before income taxes	7,510	7,062	448
Provision for income taxes	2,295	2,337	(42)

Net income	$5,215	$4,725	$490

Earnings per share — basic	$1.13	$1.03	$0.10

Earnings per share — diluted	$1.10	$1.01	$0.09

      Our net income grew by 10.4% to $5.2 million for the year ended December 31, 2003 as compared to $4.7 million for the year ended December 31, 2002. Our return on average assets was 1.19% and return on average stockholders’ equity was 17.8% for the year ended December 31, 2003, compared to 1.33% and 19.1%, respectively for the year ended December 31, 2002.

      Net Interest Income and Net Interest Margin. The 17.6% increase in our net interest income for the year ended December 31, 2003 was primarily due to an increase in interest income of $1.7 million, and a decrease of $1.3 million in interest expense. Average interest-earning assets increased to $417 million during 2003 as compared to $337 million during 2002, reflecting our continuing growth trend. Total interest expense decreased as a result of ongoing declines in interest rates throughout the financial marketplace over the course of the year, as well as a significant shift in our deposit mix.

      The average yield on our interest-earning assets fell to 6.51% in 2003 from 7.56% in 2002. The decrease in the average yield on our interest-earning assets resulted from both a general decline in interest rate levels and the decrease in the percentage of interest-earning assets represented by loans during 2003 as compared to 2002.

      The cost of our average interest-bearing liabilities decreased to 2.39% in 2003 from 3.27% in 2002. This decrease was consistent with the introduction of our pricing model in 2003 and our planned shift in our deposit mix.

      The 25 basis points decrease in our net interest margin for the year ended December 31, 2003 was due primarily to a lower earning asset yield partially offset by a lower cost of funds.

      The following table sets forth a summary of average balances with corresponding interest income and interest expense as well as average yield and cost information for the periods presented. Average balances are derived from daily balances, and non-accrual loans are included as interest earning assets for purposes of this table.

	Year Ended December 31, 2003			Year Ended December 31, 2002

		Interest	Average		Interest	Average
	Average	Income or	Yield or	Average	Income or	Yield or
	Balance	Expense	Cost	Balance	Expense	Cost

	(Dollars in thousands)
ASSETS
Interest-earning assets:
Gross Loans, (1)(2)(3)	$320,758	$24,679	7.69%	$272,816	$23,172	8.49%
Investment Securities — Taxable	51,045	1,331	2.61%	30,559	1,414	4.63%
Investment Securities — Non-taxable(3)	21,853	845	3.87%	11,210	484	4.32%
Federal funds sold	22,093	242	1.10%	21,501	339	1.58%
Other investments(4)	993	46	4.63%	596	40	6.71%

Total interest-earning assets	416,742	27,143	6.51%	336,682	25,449	7.56%
Non-earning assets:
Cash and due from banks	12,727			10,797
Unearned loan fees	(1,161)			(1,170)
Allowance for loan losses	(4,941)			(4,232)
Other assets	13,476			14,020

Total assets	$436,843			$356,097

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing Liabilities:
Deposits
Interest-bearing demand	$12,617	$45	0.36%	$10,825	$71	0.66%
Money Market	136,569	2,298	1.68%	96,894	2,073	2.14%
Savings	4,185	8	0.19%	3,753	11	0.29%
Time certificates of deposit	138,758	4,328	3.12%	147,527	6,273	4.25%

Total interest-bearing deposits	292,129	6,679	2.29%	258,999	8,428	3.25%
Short-term borrowings	4,107	52	1.27%	3,448	64	1.86%
Junior subordinated debt	15,464	722	4.67%	4,081	217	5.32%

Total interest-bearing liabilities	311,700	7,453	2.39%	266,528	8,709	3.27%
Non-interest-bearing liabilities
Demand deposits	94,357			63,408
Other liabilities	1,507			1,432

Total liabilities	407,564			331,368
Stockholders’ equity	29,279			24,729

Total liabilities and stockholders’ equity	$436,843			$356,097

Net interest income		$19,690			$16,740

Net interest spread(5)			4.12%			4.29%
Net interest margin(6)			4.72%			4.97%

(1)	Includes average non-accrual loans of $2.6 million in 2003 and $4.4 million in 2002.

(2)	Net loan fees of $3.0 million and $3.0 million are included in the yield computations for 2003 and 2002, respectively.

(3)	Yields on loans and securities have not been adjusted to a tax-equivalent basis

(4)	Includes Federal Reserve Bank stock, Federal Home Loan Bank stock and Pacific Coast Bankers Bank stock.

(5)	Net interest spread represents the average yield earned on interest earning assets less the average rate paid on interest bearing liabilities.

(6)	Net interest margin is computed by dividing net interest income by total average earning assets.

      The following table shows the change in interest income and interest expense and the amount of change attributable to variances in volume, rates and the combination of volume and rates based on the relative changes of volume and rates.

	Year Ended December 31, 2003 Compared to
	Year Ended December 31, 2002

	Net Change	Rate	Volume	Mix

	(In thousands)
Loans	$1,507	$(2,183)	$4,070	$(380)
Investment Securities — Taxable	(83)	(617)	949	(415)
Investment Securities — No-taxable	361	(50)	460	(49)
Federal funds sold	(97)	(103)	9	(3)
Other investments	6	(12)	27	(9)

Total interest income	1,694	(2,965)	5,515	(856)
Interest expense:
Interest-bearing demand	(26)	(33)	12	(5)
Money Market	225	(446)	849	(178)
Savings	(3)	(4)	1	0
Time certificates of deposit	(1,945)	(1,667)	(373)	95
Short-term borrowings	(12)	(20)	12	(4)
Junior subordinated debt	505	(27)	606	(74)

Total interest expense	(1,256)	(2,197)	1,107	(166)

Net interest income	$2,950	$(768)	$4,408	$(690)

      Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2003 was $1.7 million compared to $2.0 million in the year ended December 31, 2002. We experienced net loan charge-offs of $1.0 million in 2003 compared to net loan charge-offs of $970 thousand for 2002. The amount in the provision for loan losses each year relates primarily to the significant growth in loans. Gross loans increased by $57 million in 2003 and $46 million in 2002. However, the decrease in the amount of the provision for 2003 primarily reflected that non-performing loans to total loans decreased from 1.1% at December 31, 2002 to 0.66% as of December 31, 2003. See “Financial Condition — Loans — Non-Performing Assets.”

      Non-Interest Income. The following table presents, for the periods indicated, the major categories of non-interest income:

	Year Ended
	December 31,
			Increase
	2003	2002	(Decrease)

	(In thousands)
Service charges and other income	$1,050	$1,030	$20
Loan brokerage and referral fees	446	334	112
Net gain/(loss) on sale of loans	65	45	20
Net gain/(loss) on sale of securities	2	(17)	19

Total non-interest income	$1,563	$1,392	$171

      The $171 thousand, or 12.3% increase in total non-interest income was primarily due to an increase of $112 thousand in loan brokerage and referral fees attributable to an extraordinary level of residential mortgage refinancing activity.

      Non-Interest Expense. The following table presents, for the periods indicated, the major categories of non-interest expense:

	Year-Ended
	December 31,
			Increase
	2003	2002	(Decrease)

	(In thousands)
Salaries, wages and employee benefits	$7,306	$5,807	$1,499
Occupancy, equipment and depreciation	1,417	1,045	372
Loan related expense	127	113	14
Data processing	522	465	57
Advertising and public relations	465	403	62
Professional fees	230	145	85
Stationery and supplies	209	177	32
Insurance	173	150	23
Telephone and postage	232	194	38
Director fees	104	92	12
Software maintenance	99	66	33
Foreclosed assets, net	103	(173)	276
Other	1,033	628	405

Total non-interest expense	$12,020	$9,112	$2,908

      The $2.9 million, or 31.9%, increase in total non-interest expense was principally the result of our new corporate headquarters and the opening of our City Centre branch in October 2002, which had a minimal impact on 2002 expenses. Salary and employee benefit expenses increased to $7.3 million for the year ended December 31, 2003 compared to $5.8 million for the year ended December 31, 2002. The salary and benefit expense increase can be attributed to the opening of the City Centre branch, increase in personnel and increased performance based incentives, including loan officer commissions. The number of FTEs increased to 98 at December 31, 2003 compared to 90 at December 31, 2002.

      The $372 thousand total increase in occupancy, equipment and depreciation expense was primarily attributed to the lease of our new corporate headquarters and branch, which accounted for approximately 62% of the increase, while the other 38% included parking expense, maintenance and related expenses associated with the new office space.

      Foreclosed assets expense increased $276 thousand to $103 thousand as two properties were sold during 2003 generating a net loss of $103 thousand. In 2002 we sold one property with a gain of approximately $35 thousand. We were receiving lease payments in 2002 on one of the properties sold in 2003. These lease payments, net of related rental and other foreclosed asset expenses, was approximately $138 thousand. Other expenses increased $405 thousand, or 64.5%, in 2003 as a result of the cost to secure our branch servers, e-mail and internet banking services, general expenses associated with an additional branch and the expense of providing additional training and education to our employees and officers.

      Provision for Income Taxes. We recorded tax provisions of $2.3 million in 2003 and in 2002. Our effective tax rates were 31% and 33% for 2003 and 2002, respectively, as compared to the expected effective tax rate of 34%. The difference from the expected rate in both years was largely due to the non-taxable nature of income from municipal securities.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

	Year Ended
	December 31,
			Increase
	2002	2001	(Decrease)

	(Dollars in thousands, except per
	share data)
Consolidated Statement of Earnings Data:
Interest income	$25,449	$24,119	$1,330
Interest expense	8,709	10,737	(2,028)

Net interest income	16,740	13,382	3,358
Provision for loan losses	1,958	1,909	49

Net interest income after provision for loan losses	14,782	11,473	3,309
Non-interest income	1,392	1,670	(278)
Non-interest expense	9,112	8,460	652

Income before income taxes	7,062	4,683	2,379
Provision for income taxes	2,337	1,526	811

Net income	$4,725	$3,157	$1,568

Earnings per share — basic	$1.03	$0.69	$0.34

Earnings per share — diluted	$1.01	$0.68	$0.33

      We achieved net income of $4.7 million for the year ended December 31, 2002, as compared to $3.2 million for the year ended December 31, 2001, an increase of 49.6%. Our return on average assets was 1.33% and return on average stockholders’ equity was 19.1% for the year ended December 31, 2002, compared to 1.08% and 14.9% respectively for the year ended December 31, 2001.

      Net Interest Income and Net Interest Margin. The $3.4 million, or 25.1%, increase in our net interest income was due to an increase in interest income of $1.3 million and a decrease of $2.0 million in interest expense. The increase in net interest income resulted from (i) an increase in average outstanding interest-earning assets to $337 million during 2002 as compared to $276 million during 2001, and (ii) total interest expense decreasing as a result of ongoing declines in interest rates throughout the financial marketplace over the course of the year.

      Our average yield on our interest-earning assets declined to 7.56% for the year ended December 31, 2002 as compared to 8.73% for the year ended December 31, 2001. This resulted primarily from a general decline in interest rate levels.

      The cost of our average interest-bearing liabilities decreased to 3.27% in 2002 from 4.88% in 2001. In addition to broad declines in the average rates paid by the bank on deposit balances, the ratio of average non-interest-bearing deposits to average total deposits increased to 19.7% for the year ended December 31, 2002 from 18.6% for 2001. Average CDs as a percentage of average total deposits decreased to 45.8% as of December 31, 2002 from 47.8% in the prior year.

      Our net interest margin for the year ended December 31, 2002 of 4.97% was higher than our net interest margin for the year ended December 31, 2001 of 4.84%, due primarily to lower cost on our deposits.

      The following table sets forth a summary of average balances with corresponding interest income and interest expense as well as average yield and cost information for the periods presented. Average balances are derived from daily balances, and non-accrual loans are included as interest earning assets for purposes of this table.

	Year Ended December 31, 2002			Year Ended December 31, 2001

		Interest	Average		Interest	Average
	Average	Income or	Yield or	Average	Income or	Yield or
	Balance	Expense	Cost	Balance	Expense	Cost

	(Dollars in thousands)
ASSETS
Interest-earning assets:
Gross Loans(1)(2)(3)	$272,816	$23,172	8.49%	$219,438	$21,107	9.62%
Investment Securities — Taxable	30,559	1,414	4.63%	29,057	1,831	6.30%
Investment Securities — Non-taxable(3)	11,210	484	4.32%	6,043	306	5.06%
Federal funds sold	21,501	339	1.58%	21,000	835	3.98%
Other investments(4)	596	40	6.71%	690	40	5.80%

Total interest-earning assets	336,682	25,449	7.56%	276,228	24,119	8.73%
Non-earning assets:
Cash and due from banks	10,797			9,539
Unearned loan fees	(1,170)			(975)
Allowance for loan losses	(4,232)			(3,129)
Other assets	14,020			11,203

Total assets	$356,097			$292,866

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Deposits
Interest-bearing demand	$10,825	$71	0.66%	$8,938	$142	1.59%
Money Market	96,894	2,073	2.14%	78,983	2,688	3.40%
Savings	3,753	11	0.29%	2,896	42	1.45%
Time certificates of deposit	147,527	6,273	4.25%	129,128	7,865	6.09%

Total interest-bearing deposits	258,999	8,428	3.25%	219,945	10,737	4.88%
Short-term borrowings	3,448	64	1.86%	17	0	0.00%
Junior subordinated debt	4,081	217	5.32%	0	0	0.00%

Total interest-bearing liabilities	266,528	8,709	3.27%	219,962	10,737	4.88%
Non-interest-bearing liabilities
Demand deposits	63,408			50,289
Other liabilities	1,432			1,429

Total liabilities	331,368			271,680
Stockholders’ equity	24,729			21,186

Total liabilities and stockholders’ equity	$356,097			$292,866

Net interest income		$16,740			$13,382

Net interest spread(5)			4.29%			3.85%
Net interest margin(6)			4.97%			4.84%

(1)	Includes average non-accrual loans of $4.4 million in 2002 and $6.0 million in 2001.

(2)	Net loan fees of $3.0 million and $2.6 million are included in the yield computations for 2002 and 2001, respectively.

(3)	Yields on loans and securities have not been adjusted to a tax-equivalent basis

(4)	Includes Federal Reserve Bank stock, Federal Home Loan Bank stock and Pacific Coast Bankers Bank stock.

(5)	Net interest spread represents the average yield earned on interest earning assets less the average rate paid on interest bearing liabilities.

(6)	Net interest margin is computed by dividing net interest income by total average earning assets.

      The following table shows the change in interest income and interest expense and the amount of change attributable to variances in volume, rates and the combination of volume and rates based on the relative changes of volume and rates.

	Year Ended December 31, 2002
	Compared to Year-Ended December 31, 2001

	Net Change	Rate	Volume	Mix

	(In thousands)
Loans	$2,065	$(2,480)	$5,134	$(589)
Investment Securities — Taxable	(417)	(485)	95	(27)
Investment Securities — Non-taxable	178	(45)	262	(39)
Federal funds sold	(496)	(504)	20	(12)
Other investments	—	6	(5)	(1)

Total interest income	1,330	(3,508)	5,506	(668)
Interest expense:
Interest-bearing demand	(71)	(83)	30	(18)
Money Market	(615)	(995)	610	(230)
Savings	(31)	(33)	12	(10)
Time certificates of deposit	(1,592)	(2,375)	1,121	(338)
Short-term borrowings	64	—	49	15
Junior subordinated debt	217	—	—	217

Total interest expense	(2,028)	(3,486)	1,822	(364)

Net interest income	$3,358	$(22)	$3,684	$(304)

      Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2002 was $2 million compared to $1.9 million in the year ended December 31, 2001. Gross loans increased by $46 million in 2002 and $55 million in 2001. We experienced net loan charge-offs of $970 thousand for 2002 compared to net charge-offs of $1.0 million for 2001.

      Non-Interest Income. The following table presents, for the periods indicated, the major categories of non-interest income:

	Year Ended
	December 31,
			Increase
	2002	2001	(Decrease)

	(In thousands)
Service charges and other income	$1,030	$864	$166
Bond claim reimbursement	—	514	(514)
Loan brokerage and referral fees	334	119	215
Net gain/(loss) on sale of loans	45	173	(128)
Net gain/(loss) on sale of securities	(17)	—	(17)

Total non-interest income	$1,392	$1,670	$(278)

      Total non-interest income decreased by $278 thousand, or 16.6%, to $1.4 million in 2002 from $1.7 million in 2001. In 2001, we filed and collected on a bonding claim for recovery of monies misappropriated by an employee. We recovered the entire amount of the claim exclusive of the $25,000 deductible. Exclusive of the bond claim reimbursement in 2001, total non-interest income increased by $236 thousand in 2002 as compared to 2001. Service charges and other income increased $166 thousand due to an increase in core deposits. Loan brokerage and referral fees increased $215 thousand, primarily due to the historically low interest rate environment that resulted in an increase in residential mortgage refinancing activity. Gain on sale of loans decreased $128 thousand as we retained our SBA loan production during 2002.

      Non-Interest Expense The following table presents, for the periods indicated, the major categories of non-interest expense:

	Year Ended
	December 31,
			Increase
	2002	2001	(Decrease)

	(In thousands)
Salaries, wages and employee benefits	$5,807	$5,316	$491
Occupancy, equipment and depreciation	1,045	919	126
Loan related expense	113	53	60
Data processing	465	509	(44)
Advertising and public relations	403	421	(18)
Professional fees	145	236	(91)
Stationery and supplies	177	151	26
Insurance	150	77	73
Telephone and postage	194	166	28
Director fees	92	89	3
Software maintenance	66	46	20
Foreclosed assets, net	(173)	—	(173)
Other	628	477	151

Total non-interest expense	$9,112	$8,460	$652

      The $652 thousand, or 7.7%, increase in total non-interest expense was principally the result of increased salaries and employee benefits partially offset with income in the sale and operating activities associated with foreclosed assets.

      The $491 thousand increase in salary and employee benefit expenses can be attributed to the hiring of a Chief Operating Officer in April 2002 and the hiring of the new staff for the City Centre branch which opened in October 2002. The number of FTEs increased to 90 as of December 31, 2002 as compared to 75 at December 31, 2001.

      The $126 thousand increase in occupancy, equipment and depreciation expense increase was primarily attributed to the lease expense associated to the new branch that opened in October 2002.

      Provision for Income Taxes. We recorded tax provisions of $2.3 million in 2002 and $1.5 million in 2001. Our effective tax rate was 33% for each of 2002 and 2001, as compared to the expected effective tax rate of 34%. The difference from the expected rate in both years is largely due to the non-taxable nature of income from municipal securities.

Financial Condition

      Our total assets at September 30, 2004, December 31, 2003 and December 31, 2002 were $536 million, $463 million and $401 million, respectively. Total deposits at September 30, 2004, December 31, 2003 and December 31, 2002 were $481 million, $404 million and $352 million, respectively.

Loans

      Our gross loans at September 30, 2004, December 31, 2003 and December 31, 2002 were $388 million, $350 million, and $294 million, respectively, an increase of 10.9%, 19.3%, and 18.8% over the prior period, respectively. Our overall steady growth in loans from 1999 to 2003 is consistent with our historical focus and strategy to grow our loan portfolio. Since December 31, 1999, construction loans experienced the highest growth within our portfolio, growing from $32 million to $153 million at September 30, 2004, followed by commercial real estate loans which grew from $52 million at December 31, 1999 to $143 million at September 30, 2004. While we will continue to focus on our strong real estate lending portfolio, we expect to diversify the portfolio in future periods. See “Business — Our Strategy” and “Trends and Developments Impacting Our Recent Results.”

      The following table shows the amounts of loans outstanding at the end of each of the periods and years indicated.

		December 31,
	September 30,
	2004	2003	2002	2001	2000	1999

Commercial and industrial	$60,990	$62,476	$62,135	$55,424	$52,059	$44,344
Construction(1)	153,260	133,875	114,144	68,716	46,521	32,432
Commercial real estate	143,431	122,396	89,612	98,701	74,852	52,263
Residential real estate	26,467	26,987	23,632	18,860	13,507	12,936
Consumer and other	4,099	4,348	4,012	5,481	5,441	5,612

Gross loans(2)	388,247	350,082	293,535	247,182	192,380	147,587
Allowance for loan losses	(5,827)	(5,409)	(4,688)	(3,700)	(2,827)	(1,853)
Deferred loan costs (fees), net	(2,195)	(1,454)	(1,006)	(1,267)	(812)	(653)

Net loans	$380,225	$343,219	$287,841	$242,215	$188,741	$145,081

(1)	Includes approximately $96 million in loans at September 30, 2004 relating to acquisition and construction loans for commercial real estate projects and approximately $57 million in loans at September 30, 2004 relating to acquisition and construction loans for residential real estate projects.

(2)	Includes syndicated loans and participation loans which, at September 30, 2004, constituted less than 2% and approximately 13%, respectively, of total gross loans at such date.

      The following tables show the amounts of loans outstanding as of September 30, 2004, and December 31, 2003, which, based on remaining scheduled repayments of principal, were due in one year or less, more than one year through five years, and more than five years. Lines of credit or other loans having no stated maturity and no stated schedule of repayments are reported as due in one year or less. In the tables below, loans are classified as real estate-related if they are collateralized by real estate, regardless of their classification in the previous table. The tables also present, for loans with maturities over one year, an analysis with respect to fixed interest rate loans and floating interest rate loans.

      As of September 30, 2004:

					Rate Structure for
	Maturity				Loans Maturing
					Over One Year
		One
	One Year	through	Over Five			Floating
	or Less	Five Years	Years	Total	Fixed Rate	Rate

		(In thousands)
Commercial and industrial	$36,525	$23,147	$1,318	$60,990	$5,640	$18,825
Construction	109,592	43,411	257	153,260	541	43,127
Commercial real estate	16,124	59,100	68,207	143,431	68,155	59,152
Residential real estate	15,306	4,784	6,377	26,467	1,052	10,109
Consumer and other	3,101	980	18	4,099	320	678

Total	$180,648	$131,422	$76,177	$388,247	$75,708	$131,891

      As of December 31, 2003:

					Rate Structure for
	Maturity				Loans Maturing
					Over One Year
		One
	One Year	through	Over Five			Floating
	or Less	Five Years	Years	Total	Fixed Rate	Rate

		(In thousands)
Commercial and industrial	$35,177	$24,658	$2,641	$62,476	$9,477	$17,822
Construction	82,722	47,545	3,608	133,875	7,979	43,174
Commercial real estate	18,286	61,472	42,638	122,396	40,728	63,382
Residential real estate	8,664	13,481	4,842	26,987	10,126	8,197
Consumer and other	3,227	1,121	0	4,348	1,063	58

Total	$148,076	$148,277	$53,729	$350,082	$69,373	$132,633

      Concentrations. As of September 30, 2004, in management’s judgment, a concentration of loans existed in real estate-related loans. At that date, real estate-related loans comprised 83% of gross loans. At December 31, 2003, real estate-related loans comprised 81% of gross loans.

      Although management believes the loans within this concentration have no more than the normal risk of collectibility, a substantial decline in the performance of the economy in general or a decline in real estate values in our primary market areas, in particular, could have an adverse impact on collectibility, increase the level of real estate-related non-performing loans, or have other adverse effects which alone or in the aggregate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

      Non-Performing Assets. Generally, loans are placed on non-accrual status when they become 90 days or more past due or at such earlier time as management determines timely recognition of interest to be in doubt. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower’s financial condition is such that collection of interest is doubtful. The following table summarizes the loans for which the accrual of interest has been discontinued and loans more than 90 days past due and still accruing interest, including those loans that have been restructured, and other real estate owned, which we refer to as OREO:

		December 31,
	September 30,
	2004	2003	2002	2001	2000	1999

Non-accrual loans, not restructured	$1,306	$1,596	$3,213	$5,584	$5,560	$818
Accruing loans past due 90 days or more	—	—	21	4	429	—
Restructured loans	—	719	—	—	—	—

Total non-performing loans (NPLs)	1,306	2,315	3,234	5,588	5,989	818
OREO	2,163	1,192	2,655	2,637	—	—

Total non-performing assets (NPAs)	$3,469	$3,507	$5,889	$8,225	$5,989	$818

Selected ratio’s
NPLs to total loans	0.34%	0.66%	1.10%	2.26%	3.11%	0.55%
NPAs to total loans and OREO	0.89%	1.00%	1.99%	3.29%	3.11%	0.55%
NPAs to total assets	0.65%	0.76%	1.47%	2.71%	2.17%	0.45%

      Between the years 2000 and 2003, we experienced an improvement in credit quality as measured by non-performing loans and assets as a percent of total loans and total assets respectively. This was due to the following factors: (i) the recruitment of a highly experienced Chief Operating Officer in April 2002 who oversees our lending operations; (ii) the hiring of a Credit Administrator in 3rd quarter 2002 who has improved credit risk management techniques; and (iii) the continuous upgrade in the experience and skill-set of our loan underwriters.

      At September 30, 2004, we had $1.3 million in non-accrual loans, which consisted of loans to six borrowers with 68% of the total represented by one loan. The majority of the loans on non-accrual were originated prior to 2002. The largest credit is a $894,000 SBA loan which is 75% guaranteed by the SBA. Of the remaining five loans, no loan is greater than $150,000.

      OREO Properties. At September 30, 2004, we had two OREO properties with an aggregate carrying value of $2.2 million. We believe both properties to be readily marketable. During the nine months ended September 30, 2004, an OREO property with a total carrying value of $432 thousand was sold. At December 31, 2003, we had two OREO properties with an aggregate carrying value of $1.2 million. During 2003, OREO properties with a total carrying value of $2.7 million were sold. At December 31, 2002, we had $2.7 million in OREO properties compared to $2.6 million at December 31, 2001.

      All OREO properties are recorded by us at amounts which are equal to or less than the fair market value of the properties based on current independent appraisals reduced by estimated selling costs.

      Impaired Loans. “Impaired loans” are loans for which it is probable that we will not be able to collect all amounts due according to the original contractual terms of the loan agreement. The category of “impaired loans” is not coextensive with the category of “non-accrual loans”, although the two categories overlap. Non-accrual loans include impaired loans, which are not reviewed on a collective basis for impairment, and are those loans on which the accrual of interest is discontinued when collectibility of principal and interest is uncertain or payments of principal or interest have become contractually past due 90 days. Management may choose to place a loan on non-accrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired if it is probable that we will collect all amounts due in accordance with the original contractual terms of the loan or the loan is not a commercial, commercial real estate or an individually significant mortgage or consumer loan.

      In determining whether or not a loan is impaired, we apply our normal loan review procedures on a case-by-case basis taking into consideration the circumstances surrounding the loan and borrower, including the collateral value, the reasons for the delay, the borrower’s prior payment record, the amount of the shortfall in relation to the principal and interest owed and the length of the delay. We measure impairment on a loan-by-loan basis using either the present value of expected future cash flows discounted at the loan’s effective interest rate or at the fair value of the collateral if the loan is collateral dependent, less estimated selling costs. Loans for which an insignificant shortfall in amount of payments is anticipated, but where we expect to collect all amounts due, are not considered impaired.

      As a separate categorization, any troubled debt restructurings are defined as loans that we have agreed to modify by accepting below-market terms, either by granting interest rate concessions or by deferring principal and/or interest payments.

      Loans aggregating $1.3 million at September 30, 2004, $1.4 million at December 31, 2003 and $5.2 million at December 31, 2002 were designated as impaired. The total allowance for loan losses related to these loans was $178 thousand at September 30, 2004, $269 thousand at December 31, 2003 and $1.2 million at December 31, 2002.

      The amount of interest income that we would have recorded on non-accrual and impaired loans had the loans been current totaled $97 thousand for the nine months ended September 30, 2004, $128 thousand for 2003, $128 thousand for 2002 and $2 thousand for 2001. All payments received on loans classified as non-accrual are applied to principal, accordingly, no income on such loans was included in our net income for the nine months ended September 30, 2004 and the years ended December 31, 2003, 2002 and 2001.

      At September 30, 2004, we had no loans not disclosed above as non-accrual loans, as to which we had serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in disclosure of these loans as non-accrual loans.

Allowance for Loan Losses

      We must maintain an adequate allowance for loan losses, or ALLL, based on a comprehensive methodology that assesses the probable losses inherent in the loan portfolio. Like all financial institutions, we maintain an ALLL based on a number of quantitative and qualitative factors, including levels and trends of past due and non-accrual loans, asset classifications, loan grades, change in volume and mix of loans, collateral value, historical loss experience, peer group loss experience, size and complexity of individual credits and economic conditions. Provisions for loan losses are provided on both a specific and general basis. Specific allowances are provided for impaired credits for which the expected/anticipated loss is measurable. General valuation allowances are based on a portfolio segmentation based on risk grading with a further evaluation of various quantitative and qualitative factors noted above.

      We incorporate statistics provided through the FDIC regarding loss percentages experienced by banks in the western United States, as well as an internal five-year loss history to establish potential risk based on collateral type securing each loan. As an additional comparison, we examine local peer group banks to determine the nature and scope of their losses to date. Such examination provides a geographic-and size-specific flavor for trends in the local banking community. Finally, we closely examine each credit graded Special Mention and below to individually assess the appropriate loan loss reserve for a particular credit.

      We periodically review the assumptions and formulae by which additions are made to the specific and general valuation allowances for losses in an effort to refine such allowances in light of the current status of the factors described above.

      Specific Allocations. All classified loans are carefully evaluated for loss portions or potential loss exposure. The evaluation occurs at the time the loan is classified and on a regular basis thereafter (at least quarterly). This evaluation is documented in a problem asset status report relating to a specific loan or relationship. Specific allocation of reserves considers the value of the collateral, the financial condition of the borrower, and industry and current economic trends. We review the collateral value, cash flow, and tertiary support on each classified credit. Any deficiency outlined by a real estate collateral evaluation liquidation analysis, or cash flow shortfall is accounted for through a specific allocation reserve calculation for the loan.

      For classified loans that are also classified as “impaired,” an allowance is established when discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of the loan pursuant to FASB statement No. 114, “Accounting by Creditors for Impairment of a Loan.”

      General Allowances. We perform a portfolio segmentation based on risk grading. Credits are rated into eight different categories (Grades 1-8), with a percentage of the portfolio, based on grade, allocated to the allowance pursuant to FASB statement No. 5, “Accounting for Contingencies.” The loss factors for each risk grade are determined by management based on management’s overall assessment of the overall credit quality at month end taking into account various quantitative and qualitative factors such as trends of past due and non-accrual loans, asset classifications, loan grades, collateral value, historical loss experience and economic conditions. The first four grades are considered satisfactory. The other four grades range from a “Watch/ Pass” category to a “Doubtful” category. For a discussion of these four grades, see “Business” — “Classified Assets”.

      The following table sets forth the activity in our allowance for loan losses for the periods indicated:

	Nine Months
	Ended September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

			(Dollars in thousands)
Allowance for loan losses:
Beginning balance	$5,409	$4,688	$4,688	$3,700	$2,827	$1,853	$1,197
Loans charged off during period:
Commercial	231	313	617	751	899	497	88
Construction	1	180	180	—	—	—	—
Commercial real estate	0	3	3	—	—	129	—
Residential real estate	0	0	177	129	74	8	—
Consumer and other	15	50	59	153	64	67	8

Total	247	546	1,036	1,033	1,037	701	96
Recoveries:
Commercial	19	6	6	63	—	20	—
Construction	1	0	—	—	—	—	—
Commercial real estate	0	0	—	—	—	—	1
Residential real estate	63	26	26	—	—	—	—
Consumer and other	0	2	2	—	1	—	—

Total	83	34	34	63	1	20	1
Net loans and leases charged off	164	512	1,002	970	1,036	681	95
Provision for loan losses	582	1,233	1,723	1,958	1,909	1,655	751

Ending balance	$5,827	$5,409	$5,409	$4,688	$3,700	$2,827	$1,853

	Nine Months
	Ended September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

			(Dollars in thousands)
Gross loans	388,247	344,730	$350,082	$293,535	$247,182	$192,380	$147,587
Average loans	354,108	310,284	320,758	272,816	219,438	168,574	123,509
Non-performing loans	1,306	2,022	2,315	3,234	5,588	5,989	818
Selected ratios:
Net charge-offs to average loans	0.05%	0.16%	0.31%	0.36%	0.47%	0.40%	0.08%
Provision for loan losses to average loans	0.16%	0.40%	0.54%	0.72%	0.87%	0.98%	0.61%
Allowance for loan losses to loans outstanding at end of period	1.50%	1.57%	1.55%	1.60%	1.50%	1.47%	1.26%
Allowance for loan losses to non- performing loans	446.3%	267.2%	233.7%	145.0%	66.2%	47.2%	226.5%

      We consider many factors to determine the amount and allocation of the allowance for loan losses. Loss ranges are based on the losses experienced by comparable banks throughout the United States, with total assets under $1 billion. We also review the loss experience of peer banks located in the greater Las Vegas area. These statistics are measured against our current allocation and our historical loss record (for the previous five-year period) to aid in assessing the adequacy of our allowance for loan losses.

      For commercial banks generally, the “Commercial and Industrial Loans not secured by real estate” category represents the highest risk category. This category has been the largest historical source of losses for us. As a result, we make a significant allocation to this category. The commercial portfolio, which makes up approximately 16% of our total loans as of September 30, 2004, is further segmented by sub categories for allowance for loan losses calculation purposes. Categories with historical high losses and risk characteristics, such as certain SBA, UCC secured loans and unsecured loans are provided a higher loss factor. Other categories, such as stock and bond secured or assignment of cash collateral loans are provided a nominal loss factor based upon a history of minimal losses. While the majority of our historical charge offs have occurred in the commercial portfolio, we believe that the allowance allocation is adequate when considering the current composition of the categories of the commercial loans and related loss factors that are utilized.

      Our construction portfolio reflects some borrower concentration risk, and also carries the enhanced risks encountered with construction loans generally. Construction activity in the greater Las Vegas area is currently intense, presenting challenges in the timely completion of projects. With any unanticipated problems, a project can be delayed for an extended period, as unscheduled work can be difficult to accomplish due to the high demand for construction workers, and delays associated with permitting issues. For these reasons, a higher allocation is justified in this loan category.

      Our commercial real estate loans are a mixture of new and seasoned properties, retail, office, warehouse, and some special purpose. Loans on properties are generally underwritten at a loan to value ratio of less than 75% with a minimum debt coverage ratio of 1.25. Our grading system allows our loan portfolio, including real estate, to be ranked across four “pass” risk grades. Generally, the real estate loan portfolio is risk rated “4 — Acceptable Risk.” The risk rated reserve factor increases with each grade increase, and the general real estate portfolio grade of “4” is more reflective of the various risks inherent in the real estate portfolio, such as large size and complexity of individual credits, and overall concentration of credit risk. Accordingly, a greater allowance allocation is provided on commercial real estate loans.

      The following table indicates management’s allocation of the allowance and the percent of loans in each category to total loans as of each of the following dates:

			December 31,

	September 30, 2004		2003		2002		2001		2000		1999

		Percent		Percent		Percent		Percent		Percent		Percent
		of		of		of		of		of		of
		Loans in		Loans in		Loans in		Loans in		Loans in		Loans in
		Each		Each		Each		Each		Each		Each
	Allocation	Category	Allocation	Category	Allocation	Category	Allocation	Category	Allocation	Category	Allocation	Category
	of the	to Total	of the	to Total	of the	to Total	of the	to Total	of the	to Total	of the	to Total
	Allowance	Loans	Allowance	Loans	Allowance	Loans	Allowance	Loans	Allowance	Loans	Allowance	Loans

Commercial	$1,027	15.7%	$1,053	17.8%	$911	21.2%	$786	22.4%	$721	27.1%	$527	30.0%
Construction	1,052	39.5%	1,089	38.2%	1,395	38.8%	1,023	27.8%	680	24.2%	404	22.0%
Commercial real estate	3,131	36.9%	2,688	35.0%	2,146	30.5%	1,696	40.0%	1,263	38.9%	793	35.4%
Residential real estate	564	6.8%	520	7.7%	189	8.1%	149	7.6%	123	7.0%	97	8.8%
Consumer and Other	53	1.1%	59	1.3%	47	1.4%	46	2.2%	40	2.8%	32	3.8%

Total	$5,827	100.0%	$5,409	100.0%	$4,688	100.0%	$3,700	100.0%	$2,827	100.0%	$1,853	100.0%

Investments

      The carrying value of our investment securities at September 30, 2004 totaled $87 million, compared to $69 million at December 31, 2003, $63 million at December 31, 2002 and $39 million at December 31, 2001. The increases experienced year over year, are a result of growth in deposits. Our portfolio of investment securities during 2004, 2003, 2002, and 2001 consisted primarily of U.S. Government agencies, agency mortgage-backed securities and obligations of states and political subdivisions.

      The carrying value of our portfolio of investment securities at September 30, 2004, December 31, 2003, 2002 and 2001 was as follows:

	Carrying Value

		At December 31,
	At September 30,
	2004	2003	2002	2001

	(In thousands)
U.S. Treasury securities	$—	$1,009	$2,443	$918
U.S. Government agencies	15,036	14,397	8,555	14,317
Obligations of states and political subdivisions	23,657	24,516	19,062	9,350
Mortgage-backed securities	48,271	27,328	25,231	11,086
Other securities	528	1,603	2,580	2,558
Mutual fund	—	—	5,010	495

Total investment securities	$87,492	$68,853	$62,881	$38,724

      The following tables show the maturities of investment securities at September 30, 2004 and December 31, 2003, and the weighted average yields of such securities, excluding the benefit of tax-exempt securities:

	September 30, 2004

			After One Year but		After Five Years but
	Within One Year		within Five Years		within Ten Years		After Ten Years

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	(Dollars in thousands)
U.S. Government agencies	$10,709	2.92%	$3,332	2.72%	$995	4.01%	$—	—
Obligations of states and political subdivisions	553	4.79%	9,205	5.31%	13,291	5.86%	608	6.72%
Mortgage-backed securities	699	3.88%	46,635	3.83%	937	5.13%	—	—
Other securities	—	0.00%	—	0.00%	528	6.97%	—	—

Total investment securities	$11,961	3.06%	$59,172	4.00%	$15,751	5.74%	$608	6.72%

	December 31, 2003

			After One Year but		After Five Years but
	Within One Year		Within Five Years		Within Ten Years		After Ten Years

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	(Dollars in thousands)
U.S. Treasury securities	$1,009	1.66%	$—	—	$—	—	$—	—
U.S. Government agencies	6,497	2.85%	7,900	2.60%	—	—	—	—
Obligations of states and political subdivisions	753	6.08%	7,072	5.12%	15,661	5.73%	1,030	6.80%
Mortgage-backed securities	802	2.45%	26,526	3.59%	—	—	—	—
Other securities	514	6.61%	543	6.57%	546	6.97%	—	—

Total investment securities	$9,575	3.15%	$42,041	3.70%	$16,207	5.78%	$1,030	6.80%

Deposits

      Total deposits were $481 million at September 30, 2004 compared to $404 million at December 31, 2003 and $352 million at December 31, 2002. The increase in total deposits since December 31, 2002 is attributed primarily to our commitment to relationship banking and the focus on core deposits along with increased performance based incentives. In addition, during the nine months ended September 30, 2004, the increase in total deposits was impacted in May 2004 by a short term deposit which at September 30, 2004 amounted to $44 million. Non-interest-bearing demand deposits increased to $128 million, or 26.5% of total deposits, at September 30, 2004, from $99 million, or 24.4% of total deposits, at December 31, 2003, and from $70 million, or 20.0% of total deposits, at December 31, 2002. Interest-bearing deposits are comprised of money market accounts, regular savings accounts, CDs of under $100,000 and CDs of $100,000 or more.

      The following table shows the average amount and average rate paid on the categories of deposits for each of the years indicated:

			Year-Ended December 31,

	Nine Months Ended
	September 30, 2004		2003		2002		2001

	Average	Average	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate

	(Dollars in thousands)
Interest-bearing demand	$18,885	0.36%	$12,617	0.36%	$10,825	0.66%	$8,938	1.59%
Money market	185,019	1.44%	136,569	1.68%	96,894	2.14%	78,983	3.40%
Savings	5,996	0.18%	4,185	0.19%	3,753	0.29%	2,896	1.45%
CDs	128,389	2.49%	138,758	3.12%	147,527	4.25%	129,128	6.09%
Non-interest bearing deposits	122,722	0.00%	94,357	0.00%	63,408	0.00%	50,289	0.00%

Total	$461,011	1.29%	$386,486	1.73%	$322,407	2.61%	$270,234	3.97%

      Additionally, the following table shows the maturities of CDs of $100,000 or more at September 30, 2004:

September 30, 2004

(In thousands)
Due in three months or less	$9,728
Due in over three months through six months	7,119
Due in over six months through twelve months	22,242
Due in over twelve months	8,423

Total	$47,512

Capital Resources and Subordinated Debt

      Current risk-based regulatory capital standards generally require banks and bank holding companies to maintain a minimum ratio of “core” or “Tier I” capital (consisting principally of common equity) to risk-weighted assets of at least 4%, a ratio of Tier I capital to adjusted total assets (leverage ratio) of at least 4% and a ratio of total capital (which includes Tier I capital plus certain forms of subordinated debt, a portion of the allowance for loan losses and preferred stock) to risk-weighted assets of at least 8%. Risk-weighted assets are calculated by multiplying the balance in each category of assets by a risk factor, which ranges from zero for cash assets and certain government obligations to 100% for some types of loans, and adding the products together.

	Regulatory Requirements
	(Greater than or equal to
	stated percentage)		Actual at September 30, 2004

	Adequately	Well	Community Bank	Community
	Capitalized	Capitalized	of Nevada	Bancorp

Tier 1 leverage capital ratio	4.0%	5.0%	8.3%	8.9%
Tier 1 risk-based capital	4.0%	6.0%	10.4%	11.0%
Total risk-based capital	8.0%	10.0%	11.6%	12.9%

	Regulatory Requirements
	(Greater than or equal to
	stated percentage)		Actual at December 31, 2003

	Adequately	Well	Community Bank	Community
	Capitalized	Capitalized	of Nevada	Bancorp

Tier 1 leverage capital ratio	4.0%	5.0%	8.8%	9.0%
Tier 1 risk-based capital	4.0%	6.0%	10.9%	11.2%
Total risk-based capital	8.0%	10.0%	12.1%	13.6%

      We were well capitalized at both the bank and holding company at September 30, 2004 and December 31, 2003 for federal regulatory purposes.

      In order to manage our capital position more efficiently, we formed Community Bancorp (NV) Statutory Trust I, a Connecticut statutory trust formed with capital of $464 thousand, for the sole purpose of issuing trust preferred securities. During the fourth quarter of 2002, Community Bancorp (NV) Statutory Trust I issued 15,000 Floating Rate Capital Trust Pass-Through Securities, or the trust preferred securities, with liquidation value of $1,000 per security, for gross proceeds of $15.0 million. The entire proceeds of the issuance were invested by Community Bancorp (NV) Statutory Trust I in $15.5 million of Floating Rate Junior Subordinated Deferrable Interest Debentures, or the subordinated debentures, issued by us, with identical maturity, repricing and payment terms as the trust preferred securities. The subordinated debentures represent the sole assets of Community Bancorp (NV) Statutory Trust I. The subordinated debentures mature on September 26, 2032, and bear an interest rate at September 30, 2004 of 5.35% (based on 3-month LIBOR plus 3.40%), with repricing occurring and interest payments due quarterly. We injected $8 million of the net proceeds from the sale of the subordinated debentures into Community Bank of Nevada and retained the remaining proceeds for the needs of Community Bancorp.

      The subordinated debentures are redeemable by us, subject to our receipt of prior approval from the Federal Reserve Bank of San Francisco, on any March 26 or December 26 on or after December 26, 2007.

      The redemption price is par plus accrued and unpaid interest, except in the case of redemption under a special event which is defined in the debenture occurring prior to December 26, 2006. The trust preferred securities are subject to mandatory redemption to the extent of any early redemption of the subordinated debentures and upon maturity of the subordinated debentures on December 26, 2032.

      Holders of the trust preferred securities are entitled to a cumulative cash distribution on the liquidation amount of $1,000 per security at an interest rate at September 30, 2004 of 5.35%. For each successive period beginning on March 26 of each year, the rate will be adjusted to equal the 3-month LIBOR plus 3.40%; provided, however, that prior to September 26, 2007, such annual rate shall not exceed 11.9%. Community Bancorp (NV) Statutory Trust I has the option to defer payment of the distributions for a period of up to five years, but during any such deferral, we would be restricted from paying dividends. See “Trading History and Dividend Policy.” We have guaranteed, on a subordinated basis, distributions and other payments due on the trust preferred securities. For financial reporting purposes, our investment in the trust is accounted for under the equity method and is included in other assets on the accompanying consolidated balance sheet. The subordinated debentures issued and guaranteed by us and held by the trust are reflected on our consolidated balance sheet in accordance with provisions of Interpretation No. 46 issued by the Financial Accounting Standards Board, or FASB, No. 46, Consolidation of Variable Interest Entities. Under applicable regulatory guidelines, all of the trust preferred securities currently qualify as Tier 1 capital, although this classification may be subject to future change.

Contractual Obligations and Off-Balance Sheet Arrangements

      Community Bancorp and Community Bank of Nevada, in the conduct of ordinary business operations routinely enter into contracts for services. These contracts may require payment for services to be provided in the future and may also contain penalty clauses for the early termination of the contracts. Community Bancorp and Community Bank of Nevada are also parties to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. In addition, in connection with the issuance of the trust preferred securities, Community Bancorp has committed to irrevocably and unconditionally guarantee the following payments or distributions with respect to the preferred securities to the holders thereof to the extent that Community Bancorp (NV) Statutory Trust I has not made such payments or distributions and has the funds therefore: (i) accrued and unpaid distributions, (ii) the redemption price, and (iii) upon a dissolution or termination of the trust, the lesser of the liquidation amount and all accrued and unpaid distributions and the amount of assets of the trust remaining available for distribution. Management does not believe that these off-balance sheet arrangements have a material current effect on Community Bancorp’s and Community Bank of Nevada’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources, but there can be no assurance that such arrangements will not have a future effect. See our Financial Statements for more information regarding our commitments.

      The following table sets forth our significant contractual obligations at September 30, 2004:

	Payments Due by Period

		Less Than	1-3	3-5	After
Contractual Obligations	Total	1 Year	Years	Years	5 Years

Junior subordinated deferrable interest debentures	$15,464	$—	$—	$—	$15,464
Operating lease obligations	7,473	490	1,520	1,607	3,856

Total	$22,937	$490	$1,520	$1,607	$19,320

      The following table sets forth our other significant commitments at September 30, 2004:

		Amount of Commitment Expiration Per Period
	Total
	Amounts	Less Than	1-3	3-5	After
Other Commitments	Committed	1 Year	Years	Years	5 Years

		(In thousands)
Commitments to extend credit	$110,478	$76,781	$23,948	$4,241	$5,508
Credit cards	1,564	—	1,564	—	—
Standby letters of credit	2,184	2,184	—	—	—

Total	$114,226	$78,965	$25,512	$4,241	$5,508

Liquidity

      The ability to have readily available funds sufficient to repay fully maturing liabilities is of primary importance to depositors, creditors and regulators. Our liquidity, represented by cash and due from banks, federal funds sold and available-for-sale securities, is a result of our operating, investing and financing activities and related cash flows. In order to ensure funds are available at all times, we devote resources to projecting on a monthly basis the amount of funds that will be required and maintains relationships with a diversified customer base so funds are accessible. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets. We have borrowing lines at correspondent banks totaling $14.6 million. In addition, loans and securities are pledged to the FHLB totaling $34 million as of September 30, 2004 and $4 million securities pledged to the FRB Discount window. As of September 30, 2004 we had $73 million in securities available to be sold or pledged to the FHLB and/or FRB Discount Window.

      We have a formal liquidity policy, and in the opinion of management, our liquid assets are considered adequate to meet our cash flow needs for loan funding and deposit cash withdrawal for the next 60-90 days. At September 30, 2004, we had $126 million in liquid assets comprised of $41 million in cash and cash equivalents (including fed funds sold of $23 million) and $85 million in available-for-sale securities.

      On a long term basis, our liquidity will be met by changing the relative distribution of our asset portfolios, i.e., reducing investment or loan volumes, or selling or encumbering assets. Further, we will increase liquidity by soliciting higher levels of deposit accounts through promotional activities and/or borrowing from our correspondent banks as well as the Federal Home Loan Bank of San Francisco. At the current time, our long-term liquidity needs primarily relate to funds required to support loan originations and commitments and deposit withdrawals. All of these needs can currently be met by cash flows from investment payments and maturities, and investment sales if the need arises.

      Our liquidity is comprised of three primary classifications: cash flows from or used in operating activities; cash flows from or used in investing activities; and cash flows provided by or used in financing activities. Net cash provided by or used in operating activities has consisted primarily of net income adjusted for changes in certain other asset and liability accounts and certain non-cash income and expense items such as the loan loss provision, investment and other amortizations and depreciation. For the nine months ended September 30, 2004 net cash provided by operating activities was $5.4 million, compared to net cash provided by operating activities of $6.7 million for the same period of 2003. For the years ended December 31, 2003, 2002, and 2001 net cash provided by operating activities was $9.1 million, $6.9 million, and $3.7 million, respectively.

      Our primary investing activities are the origination of real estate, commercial and consumer loans and purchase and sale of securities. Our net cash provided by and used in investing activities has been primarily influenced by our loan activity. Net increases in loans for the nine months ended September 30, 2004, and the years ended December 31, 2003, 2002 and 2001, were $39 million, $59 million, $48 million and $56 million, respectively.

      Net cash used in all investing activities was $68 million and $69 million for the nine months ended September 30, 2004 and 2003, respectively. Net cash used in all investing activities for the years ended December 31, 2003, 2002, and 2001 was $64 million, $74 million, and $60 million, respectively. At September 30, 2004 we had outstanding loan commitments of $112 million and outstanding letters of credit of $2.2 million. We anticipate that we will have sufficient funds available to meet current loan commitments.

      Net cash provided by financing activities has been impacted significantly by increases in deposit levels. During the nine months ended September 30, 2004, and the years ended December 31, 2003, 2002 and 2001, deposits increased by $78 million, $52 million, $74 million and $22 million, respectively. During the year ended December 31, 2002, proceeds from the issuance of cumulative trust preferred securities provided an additional $15 million cash.

      Federal and state banking regulations place certain restrictions on dividends paid by Community Bank of Nevada to Community Bancorp. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of Community Bank of Nevada. At September 30, 2004, Community Bank of Nevada’s retained earnings available for the payment of dividends was approximately $16 million. Accordingly, $30 million of Community Bancorp’s equity in net assets of Community Bank of Nevada was restricted at September 30, 2004. In addition, dividends paid by Community Bank of Nevada to Community Bancorp would be prohibited if the effect thereof would cause Community Bank of Nevada’s capital to be reduced below applicable minimum capital requirements.

Quantitative and Qualitative Disclosures About Market Risk

      Market risk is the risk of loss in a financial instrument arising from adverse changes in market prices and rates, foreign currency exchange rates, commodity prices and equity prices. Our market risk arises primarily from interest rate risk inherent in our lending and deposit taking activities. To that end, management actively monitors and manages our interest rate risk exposure. We do not have any market risk sensitive instruments entered into for trading purposes. We manage our interest rate sensitivity by matching the re-pricing opportunities on our earning assets to those on our funding liabilities.

      Management uses various asset/ liability strategies to manage the re-pricing characteristics of our assets and liabilities designed to ensure that exposure to interest rate fluctuations is limited within our guidelines of acceptable levels of risk-taking. Hedging strategies, including the terms and pricing of loans and deposits, and managing the deployment of our securities are used to reduce mismatches in interest rate re-pricing opportunities of portfolio assets and their funding sources.

      Interest rate risk is addressed by our Asset Liability Management Committee, or the ALCO, which is comprised of all the executive officers of the bank. The ALCO monitors interest rate risk by analyzing the potential impact on the net portfolio of equity value and net interest income from potential changes in interest rates, and considers the impact of alternative strategies or changes in balance sheet structure. The ALCO manages our balance sheet in part to maintain the potential impact on net portfolio value and net interest income within acceptable ranges despite changes in interest rates.

      Our exposure to interest rate risk is reviewed on at least a quarterly basis by the ALCO and our Board of Directors. Interest rate risk exposure is measured using interest rate sensitivity analysis to determine our change in net portfolio value in the event of hypothetical changes in interest rates. If potential changes to net portfolio value and net interest income resulting from hypothetical interest rate changes are not within the limits established by our Board of Directors, the Board of Directors may direct management to adjust the asset and liability mix to bring interest rate risk within board-approved limits.

      Market Value of Portfolio Equity. We measure the impact of market interest rate changes on the net present value of estimated cash flows from our assets, liabilities and off-balance sheet items, defined as market value of portfolio equity, using a simulation model. This simulation model assesses the changes in the market value of interest rate sensitive financial instruments that would occur in response to an instantaneous and sustained increase or decrease (shock) in market interest rates of 100 and 200 basis points.

      At September 30, 2004, our market value of portfolio equity exposure related to these hypothetical changes in market interest rates was within the current guidelines established by us. The following table shows our projected change in market value of portfolio equity for this set of rate shocks as of September 30, 2004.

Market Value of Portfolio Equity

		Percentage	Percentage	Percentage of
		Change	of Total	Portfolio Equity
Interest Rate Scenario	Market Value	from Base	Assets	Book Value

	(Dollars in thousands)
Up 200 basis points	$28,462	(22.62)%	5.31%	76.93%
Up 100 basis points	32,466	(11.73)	6.06	87.75%
BASE	36,781		6.87	99.41%
Down 100 basis points	43,087	17.14	8.05	116.46%
Down 200 basis points	51,449	39.88	9.61	139.06%

      The computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, asset prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions we may undertake in response to changes in interest rates. Actual amounts may differ from the projections set forth above should market conditions vary from the underlying assumptions.

      Net Interest Income Simulation. In order to measure interest rate risk at September 30, 2004, we used a simulation model to project changes in net interest income that result from forecasted changes in interest rates. This analysis calculates the difference between net interest income forecasted using a rising and a falling interest rate scenario and a net interest income forecast using a base market interest rate derived from the current treasury yield curve. The income simulation model includes various assumptions regarding the re-pricing relationships for each of our products. Many of our assets are floating rate loans, which are assumed to re-price immediately, and to the same extent as the change in market rates according to their contracted index. Some loans and investment vehicles include the opportunity of prepayment (embedded options), and accordingly the simulation model uses national indexes to estimate these prepayments and reinvest their proceeds at current yields. Our non-term deposit products re-price more slowly, usually changing less than the change in market rates and at our discretion.

      This analysis indicates the impact of changes in net interest income for the given set of rate changes and assumptions. It assumes the balance sheet grows modestly, but that its structure will remain similar to the structure at year-end. It does not account for all factors that impact this analysis, including changes by management to mitigate the impact of interest rate changes or secondary impacts such as changes to our credit risk profile as interest rates change.

      Furthermore, loan prepayment rate estimates and spread relationships change regularly. Interest rate changes create changes in actual loan prepayment rates that will differ from the market estimates incorporated in this analysis. Changes that vary significantly from the assumptions may have significant effects on our net interest income.

      For the rising and falling interest rate scenarios, the base market interest rate forecast was increased or decreased, on an instantaneous and sustained basis, by 100 and 200 basis points. At September 30, 2004, our net interest margin exposure related to these hypothetical changes in market interest rates was within the current guidelines established by us.

Sensitivity of Net Interest Income

				Net Interest
	Adjusted Net	Percentage	Net Interest	Margin Change
Interest Rate Scenario	Interest Income(1)	Change from Base	Margin Percent(1)	(in basis points)

	(Dollars in thousands)
Up 200 basis points	$22,150	1.50%	4.42%	7
Up 100 basis points	21,973	0.68%	4.38%	3
BASE	21,823	—	4.35%	—
Down 100 basis points	21,676	0.68%	4.32%	(3)
Down 200 basis points	21,366	2.10%	4.26%	(9)

(1)	These percentages are not comparable to other information discussing the percent of net interest margin since the income simulation does not take into account loan fees.

      Gap Analysis. Another way to measure the impact that future changes in interest rates will have on net interest income is through a cumulative gap measure. The gap represents the net position of assets and liabilities subject to re-pricing in specified time periods.

      The following table sets forth the distribution of re-pricing opportunities of our interest-earning assets and interest-bearing liabilities, the interest rate sensitivity gap (that is, interest rate sensitive assets less interest rate sensitive liabilities), cumulative interest-earning assets and interest-bearing liabilities, the cumulative interest rate sensitivity gap, the ratio of cumulative interest-earning assets to cumulative interest-bearing liabilities and the cumulative gap as a percentage of total assets and total interest-earning assets as of September 30, 2004. The table also sets forth the time periods during which interest-earning assets and interest-bearing liabilities will mature or may re-price in accordance with their contractual terms. The interest rate relationships between the re-priceable assets and re-priceable liabilities are not necessarily constant and may be affected by many factors, including the behavior of customers in response to changes in interest rates. This table should, therefore, be used only as a guide as to the possible effect changes in interest rates might have on our net interest margins.

	September 30, 2004

	Amounts Maturing or Re-pricing in

	3 Months	Over 3 Months	Over 1 Year	Over 4
	or Less	to 12 Months	to 4 Years	Years	Non-Sensitive(1)	Total

ASSETS
Cash and due from banks	$3,600	$—	$—	$—	$15,091	$18,691
Federal funds sold	22,633	—	—	—	—	22,633
Investment securities	8,524	20,910	33,124	24,934	—	87,492
Loans	254,662	33,208	44,848	53,334	(5,827)	380,225
Other assets	—	—	—	—	26,492	26,492

Total assets	$289,419	$54,118	$77,972	$78,268	$35,756	$535,533

LIABILITIES AND STOCKHOLDERS’ EQUITY
Non-interest-bearing demand deposits	$—	$—	$—	$—	$127,555	$127,555
Interest-bearing demand, money market and savings	52,575	77,449	111,871	—		241,895
Time certificates of deposit	31,802	60,579	19,627	—	21	112,029
Long-term debt	15,000	—	—	—	464	15,464
Other liabilities	—	—	—	—	1,592	1,592
Shareholders’ equity	—	—	—	—	36,998	36,998

Total liabilities and stockholders’ equity	$99,377	$138,028	$131,498	$—	$166,630	$535,533

Period gap	190,042	(83,910)	(53,526)	78,268
Cumulative interest-earning assets	289,419	343,537	421,509	499,777
Cumulative interest-bearing liabilities	99,377	237,405	368,903	368,903
Cumulative gap	190,042	106,132	52,206	130,874
Cumulative interest-earning assets to cumulative interest-bearing liabilities	291%	145%	114%	135%
Cumulative gap as a percent of:
Total assets	35.5%	19.8%	9.8%	24.4%
Interest-earning assets	38.0%	21.2%	10.4%	26.2%

(1)	Assets or liabilities and equity which are not interest rate-sensitive.

      At September 30, 2004, we had $344 million in assets and $237 million in liabilities re-pricing within one year. This means that $106 million more of our interest rate sensitive assets than our interest rate sensitive liabilities will change to the then current rate (changes occur due to the instruments being at a variable rate or because the maturity of the instrument requires its replacement at the then current rate). The ratio of interest-earning assets to interest-bearing liabilities maturing or re-pricing within one year at September 30, 2004 is 1.45 to 1. This analysis indicates that at September 30, 2004, if interest rates were to increase, the gap would result in a higher net interest margin. However, changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly while the timing of re-pricing of both the asset and its supporting liability can remain the same, thus impacting net interest income. This characteristic is referred to as basis risk, and generally relates to the re-pricing characteristics of short-term funding sources such as certificates of deposit.

      Gap analysis has certain limitations. Measuring the volume of re-pricing or maturing assets and liabilities does not always measure the full impact on the portfolio value of equity or net interest income. Gap analysis does not account for rate caps on products; dynamic changes such as increasing prepayment speeds as interest rates decrease, basis risk, embedded options or the benefit of no-rate funding sources. The relation between product rate re-pricing and market rate changes (basis risk) is not the same for all products. The majority of interest-earning assets generally re-price along with a movement in market rates, while non-term deposit rates in general move more slowly and usually incorporate only a fraction of the change in market rates. Products categorized as non-rate sensitive, such as our non-interest-bearing demand deposits, in the gap analysis behave like long term fixed rate funding sources. Management uses income simulation, net interest income rate shocks and market value of portfolio equity as its primary interest rate risk management tools.

Recent Accounting Pronouncements

FIN No. 46, Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin No. 51 (Revised December 2003)

      FIN 46 establishes accounting guidance for consolidation of variable interest entities, or VIE that function to support the activities of the primary beneficiary. The primary beneficiary of a VIE is the entity that absorbs a majority of the VIEs expected losses, receives a majority of the VIEs expected residual returns, or both, as a result of controlling ownership interest, contractual relationship or other business relationship with a VIE. Prior to the implementation of FIN 46, VIEs were generally consolidated by an enterprise when the enterprise had a controlling financial interest through ownership of a majority of voting interest in the entity. The provisions of FIN 46 were effective immediately for all arrangements entered into after January 31, 2003. However, subsequent revisions to the interpretation deferred the implementation date of FIN 46 until the first period ending after March 15, 2004.

      We adopted FIN 46, as revised, in connection with our consolidated financial statements that are included herein. The implementation of FIN 46 required us to de-consolidate our investment in Community Bancorp Statutory Trust I because we are not the primary beneficiary. Previous years were restated accordingly. There was no impact on stockholders’ equity or net income upon adoption of the standard.

EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

      During 2003, we adopted the disclosure provisions of the Emerging Issues Task Force, or EITF, 03-1. EITF 03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired and requires certain quantitative and qualitative disclosures related to investments. Adoption of this new standard did not materially affect our operating results or financial condition.

FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an Interpretation of FASB Statement No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34.”

      FIN 45 elaborates on the disclosure to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. Implementation of FIN 45 did not have a significant impact on our financial statements.

BUSINESS

Overview and History

      Community Bancorp is the bank holding company for Community Bank of Nevada, a Nevada chartered bank headquartered in Las Vegas. We deliver an array of commercial bank products and services with an emphasis on customer relationships and personalized service. At September 30, 2004, we had total assets of $536 million, gross loans of $388 million, total deposits of $481 million and stockholders’ equity of $37 million. Upon completion of this offering, measured by total assets, we will be one of the largest publicly-traded Nevada community banks.

      Our holding company was formed in 2002. As a result, Community Bank of Nevada became our wholly owned subsidiary and shareholders of Community Bank of Nevada became our shareholders. Community Bank of Nevada was organized in July 1995 by local community leaders and experienced bankers with the mission of providing superior community banking services to the greater Las Vegas area.

      We have five full service branches, four located in Las Vegas and one located in Henderson. In 1995, the first office, now our Rainbow Office, commenced operations. In 1997, the Maryland Parkway Branch opened in central Las Vegas followed by the opening of the Summerlin Branch in 1999. In 2000, the Green Valley Branch opened marking expansion into Henderson, a high growth suburb of Las Vegas. In 2002, we opened our City Centre Branch in downtown Las Vegas. We expect to open our sixth branch at the intersection of Interstate 215 and Russell Road in the first half of 2005. Our headquarters and administrative offices are located at our downtown branch at 400 South 4th Street, Las Vegas, Nevada 89101 and our telephone number is (702) 878-0700. We maintain a website at www.communitybanknv.com.

Our Market Area

      We operate in Clark County, Nevada. Clark County is one of the fastest growing areas in the United States. According to the U.S. Census, between 1990 and 2000 Clark County’s population grew by 6.4% on an annual basis, from 741,459 persons to 1,375,765 persons, versus the U.S. average of 1.2%. By 2003, Clark County reached a population of 1,620,378, according to the Center for Business and Economic Research based at the University of Nevada, Las Vegas, or the CBER, making it the fourth fastest growing county in the United States measured by numerical population growth. This growth has been driven by a variety of factors including a growth in the service economy associated with the hospitality and gaming industries, affordable housing, no income taxation, a growing base of senior or retirement communities and general recreational opportunities associated with a favorable climate.

      The following highlights, more specifically, some of the economic opportunities that have driven the population growth in Clark County. According to CBER, between 1998 and 2003:

•	total gaming revenue in Clark County has risen to revenue of over $7.8 billion dollars in 2003, as compared to revenue of approximately $6.3 billion in 1998;

•	visitor volume has increased from approximately 30 million visitors to Las Vegas in 1998 as compared to 35.5 million in 2003; and

•	the number of hotel rooms in Clark County increased from approximately 105,000 in 1998 to approximately 130,000 in 2003, with an expected increase of an additional 1% in 2004 and 4% in 2005.

      Complementing the region’s expanding economic opportunities has been the availability of relatively affordable housing. The attraction and retention of a quality labor force to service the economy depends in part on housing availability. According to CBER, housing permits related to new homes in Clark County have risen over the last five years, from 30,391 in 1998 to 36,771 in 2003. Although home prices have recently risen, management believes median housing prices in Nevada are still below the median price for homes in California, which is the source of three of every five new Nevada residents.

      Contributing to the population growth in Clark County has been the recent influx of retirees and young families to the area. According to CBER, over 20,000 retirees have moved to Clark County since 2001, factoring into the 2003 total number of 243,500 retirees. In addition to retirees, many young families have moved to Clark County, driven by the rapid economic growth, as described above, in the greater Las Vegas area.

      The Clark County school district is the fastest growing school district in the United States, according to the Nevada Department of Education. According to the Clark County School District 1998 Building Program, the Clark County School district has opened 14 new schools for the 2004-2005 school year alone. In 1998 Clark County voters approved a bond issue for an additional $3.5 billion to build a total of 88 new schools (50 elementary schools, 22 middle schools, and 16 high schools) to accommodate an anticipated 15,980 new students a year, a number that is expected to increase to 18,049 students per year over the next decade. To date, 30 of these schools have already been built.

      In addition to schools, population growth has created a need for all types of retail services. For example, over the past seven years, a national pharmacy chain has built 30 drug stores in Clark County. Commercial stores, gas stations, storage units, restaurants and bars, and clothing stores are among the services that have followed the population growth. Three new hospitals are scheduled to open in 2004-05 in Clark County. As a result, we expect to see an increase in medical support facilities and doctors’ offices, especially with the retiree population continuing to grow. Also, the increase of products and services at the retail level require additions to the wholesale, warehouse and transportation sectors.

      We believe that the economic growth in Clark County, the population growth and the accompanying need for infrastructure presents the following significant opportunities:

•	Deposit Growth Opportunities. According to the FDIC, deposits in Clark County grew from $10 billion to $24 billion between June 1998 and June 2003, a compound annual growth rate of 19%.

•	Loan Growth Opportunities. Increased residential and commercial development as well as the infrastructure growth in Clark County has offered more and larger lending opportunities for us.

Our Strategy

      We strive to be a high performing community bank holding company for the long-term benefit of our shareholders, customers and employees. The key elements of our strategy are to:

Growth Strategies

•	Expand our franchise through acquisition or the establishment of new branches or banks in high growth markets, such as the greater Las Vegas area, or similar high growth markets in Arizona and California. We plan on opening our sixth branch in the first quarter of 2005 in Las Vegas and our strategic plan currently calls for one additional branch per year through 2009.

•	Become a public company with a common stock that is quoted and traded on a national stock market. In addition to providing access to growth capital, we believe a “public currency” provides flexibility in structuring acquisitions and will allow us to attract and retain qualified bankers through equity-based compensation.

•	Expand our commercial and SBA lending portfolio in an effort to diversify our customer base, increase the average maturity of our loan portfolio and increase our non-interest income. We expect to diversify our commercial loan portfolio by participating in select syndicated credits originated by other lenders and to expand our SBA portfolio by expanding our Las Vegas operation, as well as by opening additional loan production offices in other high growth markets.

•	Continue to grow our real estate lending activities by providing competitive commercial real estate loans, construction loans, and land acquisition and development loans. With the additional capital provided by this offering, we will have the ability to originate larger loans to new and existing customers.

•	Hire and retain, experienced and qualified employees to support our planned expansion of our business activities. In the short term, we are focused on expanding our SBA team as well as employing a Chief Credit Officer in order to allow Executive Vice President Lawrence Scott to focus exclusively on his duties as Chief Operating Officer.

Operating Strategies

•	Maximize revenue opportunities by using a pricing model together with specific incentives that increases the overall profitability of each customer relationship. The pricing model assists our lenders and business development officers in achieving a “hurdle” rate that maximizes return on equity associated with each customer. For loans, the model has placed added emphasis on risk and return. For deposits, the model has helped drive an increase in non-interest bearing deposits, as well as focus us to actively manage our certificate of deposit, or CD, program to decrease the percentage of our deposit mix represented by CDs.

•	Enhance our risk management functions by pro-actively managing sound procedures and committing experienced human resources to this effort. We seek (i) to identify risks in all functions of our business, including credit, operations and asset and liability management, (ii) to evaluate such risks and their trends and (iii) to adopt strategies to manage such risks based upon our evaluations.

•	Maintain high asset quality by continuing to utilize rigorous loan underwriting standards and credit risk management practices.

•	Continue to actively manage interest rate and market risks by closely matching the volume and maturity of our rate sensitive assets to our interest sensitive liabilities in order to mitigate adverse effects of rapid changes in interest rates on either side of our balance sheet.

Our Business Activities

      We provide banking services throughout our primary market area to small-to medium-sized businesses (generally representing businesses with annual revenues of less than $50 million). Many of these small- to medium-sized businesses provide goods and services, directly or indirectly, to the development of the infrastructure in and around the greater Las Vegas area that services the growing population. Our customers include developers, contractors, professionals, distribution and service businesses, local residential home builders and manufacturers. We also provide a broad range of banking services and products to individuals, including personal checking and savings accounts and other consumer banking products, including electronic banking.

      In 2003, we implemented a pricing model that places an equal emphasis on the management of the pricing of both loans and deposits and measures the overall profitability of a relationship. We believe that, along with other marketing efforts, the use of this pricing model has made a significant contribution to the growth of lower cost deposits, and more particularly, the growth of non-interest bearing deposits. Prior to 2003, we priced almost exclusively according to market competitive factors. We believe that such a practice did not adequately address risk and return.

      Both lending personnel and the business development staff who have a primary emphasis on deposit growth utilize this program to determine pricing for products. Some of the applications are summarized below:

•	Lending. Senior management establishes a minimum return on equity “hurdle” rate for each particular loan type, which is influenced by the pricing of credit and the revenue derived from various deposits generated. We pay incentives to our lenders based on maximizing the relationship return on equity. We have found that the lenders have become far more conscientious about pricing credit, as well as their ability to secure low cost deposits. Additionally, the model has placed added emphasis on risk and return. The credit risk rating influences the costs associated with the credit and therefore influences pricing when additional risk is assumed.

•	Deposits. We have a very active business development culture and have developed a specific incentive plan for deposit gathering. The pricing model takes into account the interest expense associated with a deposit relationship and through transfer pricing helps determine the profitability of a deposit relationship. Since non- interest bearing deposits have no interest expense associated with them, the return on equity is high for that product and thus, the payout incentive to the business development staff is high.

      Management has instructed all lending personnel to utilize variable rate pricing of loans whenever possible. A small percentage of borrowers have been granted fixed rate pricing. When fixed rate pricing is extended, two objectives must accompany such a commitment. First, the initial return on equity of the credit commitment must be greater than what would be expected on a variable rate commitment, and, secondly, it is deemed highly probable that the relationship will produce additional revenue opportunities from the utilization of other bank products.

      We originate a variety of types of loans, including commercial real estate loans, secured and unsecured C&I loans, residential real estate loans, SBA loans, and to a lesser extent consumer based loans. In addition to direct loan origination, we also utilize our relationships within the banking industry to participate in syndicated loans and participation loans that fit our criteria. The amount of our syndicated loans at September 30, 2004 constituted less than 2% of our total loan portfolio and the amount of our participation loans at September 30, 2004 constituted approximately 13% of our total loan portfolio. When we consider the purchase of an interest in a syndicated loan or a loan participation, we apply our existing policies and procedures to the credit. Proven cash flow and an independent secondary source of repayment remain as the critical measurements of credit risk. Once we have booked an interest in a loan syndication or purchased a participation interest in a loan, we strive to apply the same monitoring and credit quality assessment as we do for credits that we originate. These monitoring and assessment procedures include review of information supplied by borrowers pursuant to loan agreements as well as both internal and external loan review of the credit. To date, we have not suffered any loss on a loan purchased from another originator. Although we are seeking to expand the amount of syndicated loans in our portfolio, we expect that our own originations will continue to be the primary source of our loan growth.

      Our customers are generally comprised of the following groups:

•	Real estate developers in need of land, construction and permanent financing for commercial and residential developments.

•	Small- to medium-sized businesses in need of secured and unsecured lines of credit or permanent C&I loans.

•	Professionals and professional firms, such as architectural, engineering and law firms in need of operating facilities.

      We manage our loan portfolio to provide for an adequate return, through our pricing model, but also to provide a diversification of risk. Historically, we have maintained very high asset quality. Our lending activities are concentrated in four main categories, as described below.

      Commercial Real Estate Loans. We have a strong focus in the origination of commercial real estate loans. Our commercial real estate loans fall into three sub-categories — raw land, construction and term loans on completed projects. Construction and acquisition and development lending currently constitutes approximately 26% of total commercial real estate loans at September 30, 2004. Raw land loans and term loans on completed projects constituted approximately 15% and 59%, respectively, of total commercial real estate loans at September 30, 2004.

      To manage our concentration of loans in commercial real estate and the inherently higher risk of construction lending (see “Management’s Discussion and Analysis of Financial Condition and Results of

Operations — Financial Condition — Allowance for Loan Losses”), we seek diversification through maintaining a broad base of borrowers and by adjusting our exposure to property types based on overall strength in a particular sector, which includes a variety of factors such as vacancy trends. During the past several years, the retail segment of the market has been strong, with low vacancies, while other segments of the CRE market have experienced weaker fundamentals. Currently, a large portion of our portfolio is in the retail sector. As of September 30, 2004, our CRE loan portfolio, including construction loans, was comprised of the following property types:

		% of Loan
Loan Type	$ Outstanding	Portfolio

	(In million)
Retail	$109	28%
Office	$67	17%
Industrial	$25	6%
Hotel/ Casino	$18	5%
Restaurant/ Bar	$8	2%
Other	$13	3%

Total	$240	61%

      We have historically maintained very strong credit quality. We generally underwrite loans with a minimum equity position of 25% (or a maximum loan to value of 75%) and a minimum debt coverage ratio of 1.25:1. We also seek to lend to developers who have already entered into leases for the subject property, however, we are willing to provide loans for speculative development but only if the borrower has the ability to service the debt without the anticipated success of the subject property and can demonstrate such ability to our satisfaction.

      We have also increased our focus on owner occupied real estate. Consistent with our strategic plan to reduce our cost of funds, we have found this often includes many core business opportunities with professionals such as attorneys, engineers, architects, doctors and dentists. These types of businesses also provide reliable depository relationships.

      We have been active in both the construction lending and permanent financing of our CRE portfolio. Construction and raw land loans are short term in nature and generally do not exceed 18 months. Permanent commitments are primarily restricted to no greater than 10 year maturities with rate adjustment periods every 36 months when fixed commitments exist.

      Commercial and Industrial Loans. We offer a variety of commercial loan products including lines of credit for working capital, term loans for capital expenditures and commercial and stand-by letters of credit. As of September 30, 2004, we had $61 million of C&I loans outstanding and C&I commitments of $32 million. Lines of credit typically have a 12 month commitment and will be secured by the trading asset that is being financed. In cases of larger commitments, a borrowing base certificate may be required to determine eligible collateral and advance parameters. Term loans seldom exceed 60 months, but in no case, exceed the depreciable life of the tangible asset being financed.

      We are a “Preferred Lender” with the Small Business Administration, or SBA. Our strategic plan calls for a much greater future commitment to this product line. We offer both SBA 7a loans and SBA 504 programs. Under the 7a Program, loans up to $150,000 are guaranteed up to 85% by the SBA. Under current SBA guidelines, 7a loans in excess of $150,000 but not in excess of $2,000,000 are guaranteed up to 75% by the SBA. Generally, this guarantee may become invalid only if the loan does not meet the SBA documentation guidelines. We have just recently elected to sell the guaranteed portion of our 7a loans. Subject to balance sheet needs, we anticipate strong growth in this product and a continued philosophy to increase non interest income by selling these assets. We will continue to service the loans for a fee.

      In 2002, we introduced our Express Loan program. All commercial credits less than $200,000 are underwritten by this department. We utilize credit scoring software to assist us with the credit decision process. This has resulted in far greater efficiency. Borrowers realize a 24-hour turn around time on loan decisions and have been willing to pay a premium for this service.

      Residential Real Estate Loans. The majority of new home construction in the greater Las Vegas area is conducted by the large national/regional home builders that have direct access to capital markets. We have selectively participated with some of the small local home builders that continue to have success with in-fill parcels that have demonstrated high demand. As of September 30, 2004, our residential real estate loan portfolio was comprised of $83 million in loans, including both acquisition and development loans and new home construction totaling $57 million. These commitments extend up to 18 months and include both acquisition and development loans and new home construction. We do not participate in permanent mortgage financing in this segment, because we consider single family mortgage lending to be a commodity business.

      Consumer Lending. We have used consumer credit as a complementary product to our primary product line. Our approach to consumer credit is as a “value added” product for our business customers. We offer competitive priced products with an emphasis in the marketing towards the business owner and the work force of that client. Our product line includes home equity credit lines, automobile loans, personal lines of credit and home improvement loans.

Lending and Credit Policies

      The Board of Directors of Community Bank of Nevada establishes our lending policies. The three key principles of our lending policies are (1) debt service coverage, (2) risk rating system and pricing for risk and (3) managed concentration levels.

      Debt Service Coverage. Our risk management philosophy is to extend credit only when an applicant has proven cash flow to service the proposed debt. Additionally, it is generally necessary for the applicant to demonstrate an independent secondary source of repayment.

      Risk Rating System and Pricing for Risk. We have a risk rating system of eight categories that clearly define the fundamentals for each risk rating. At the time of origination, the underwriter assigns a risk rating and then it is reviewed periodically by credit administration. We use this system to manage levels of risk, pricing and forward thinking strategy for future extensions of certain loan categories. We introduced a relationship pricing model in 2003, which integrates our risk rating system and promotes the origination of highly profitable loans.

      Managed Concentration Levels. We have established minimum levels of return on equity that varies by product type and concentration levels. We actively manage our pricing model, so that we have control over our concentrations in certain types of credits, so that if we near a policy guideline, we can adjust the hurdle rates based on our perceived concentration risk.

      If a credit falls outside of the guidelines set forth in our lending policies, the loan is not approved until it is reviewed by a higher level of credit approval authority. Credit approval authority has three levels, as listed below from lowest to highest level. Based on the historical strong emphasis on business development, the Board of Directors of Community Bank of Nevada has intentionally kept approval authorities low to assure a high degree of secondary review for a credit consideration. Management believes that the current authority levels provide satisfactory management and a reasonable percentage of secondary review. Any conditions placed on loans in the approval process must be satisfied before our credit administration will release loan documentation for execution. Our credit administration works entirely independent of loan production and has full responsibility for all loan disbursements.

•	Individual Authorities. Individual loan officers have approval authority up to $750,000 for secured loans and up to $150,000 for unsecured transactions. The Chief Executive Officer and the Chief Operating Officer have approval authority of up to $2,000,000 for secured loans and up to $750,000 for unsecured loans.

•	Senior Loan Committee. The Senior Loan Committee consists of the Chairman of the Board, Chief Executive Officer, the Chief Operating Officer and the Managers of Commercial Lending and

Commercial Real Estate. It has approval authority up to $4,000,000 for secured loans and up to $1,000,000 for unsecured loans.

•	Board Loan Committee. The Board Loan Committee consists of all of the members of the Board of Directors of Community Bank of Nevada. It has approval authority up to our legal lending limit, which was approximately $13 million at September 30, 2004.

      Loan Grading and Loan Review. We seek to quantify the risk in our lending portfolio by maintaining a loan grading system consisting of eight different categories (Grades 1-8). The grading system is used to determine, in part, the provision for loan losses. The first four grades in the system are considered satisfactory. The other four grades range from a “Watch/Pass” category to a “Doubtful” category. These four grades are further discussed below under the section subtitled “Classified Assets”.

      The originating loan officer initially assigns a grade to each credit as part of the loan approval process. Such grade may be changed as a loan application moves through the approval process. In addition to any dollar limitations that may require higher credit approval authority, each loan that is graded “Watch/Pass” or worse requires prior approval of the Board of Directors of Community Bank of Nevada.

      After funding, all loans of $250,000 or over are reviewed by the executive vice president/credit administrator who may assign a different grade to the credit. The grade on each individual loan is reviewed at least annually by the loan officer overseeing the credit. The Board of Directors of Community Bank of Nevada reviews monthly the aggregate amount of all loans graded as special mention, substandard or doubtful, and each individual loan over $200,000 that has a grade within such range. Additionally, changes in the grade for a loan may occur through any of the following means:

•	random reviews of the loan portfolio conducted by loan administration;

•	annual reviews conducted by an outside loan reviewer;

•	bank regulatory examinations;

•	monthly action plans submitted to loan administration by the responsible lending officers for each credit graded 5-8; or

•	at the monthly credit risk managers meeting if a loan is exhibiting certain delinquency tendencies.

      Loan Delinquencies. When a borrower fails to make a committed payment, we attempt to cure the deficiency by contacting the borrower to seek payment. Habitual delinquencies and loans delinquent 30 days or more are reviewed at the monthly credit risk managers meeting for possible changes in grading.

      Classified Assets. Federal regulations require that each insured bank classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, examiners have authority to identify problem assets, and, if appropriate, classify them. We use grades 5-8 of our loan grading system to identify potential problem assets. There were $6.8 million, $7.3 million, $11.3 million and $10.9 million in classified loans at September 30, 2004, December 31, 2003, December 31, 2002 and December 31, 2001, respectively.

      The following describes grades 5-8 of our loan grading system:

•	Watch/Pass — Grade 5. Generally these are assets that display negative trends or other causes for concern. This grade is regarded as a transition category. We will either upgrade the credit if meaningful progress is evident within six months, or downgrade the credit to a more severe grade as appropriate.

•	Special Mention — Grade 6. These assets have potential weaknesses that may result in deterioration of the repayment prospects and, therefore, deserve the attention of management. Usually, these assets are long-term problems that are likely to remain and require management action plans. These loans exhibit an increasing reliance on collateral for repayment.

•	Substandard — Grade 7. These assets are inadequately protected by the current worth and paying capacity of the borrower or of the collateral pledged, if any. Although loss may not be imminent, if the weaknesses are not corrected, there is a good possibility that we will sustain some loss.

•	Doubtful — Grade 8. These assets have all the weaknesses inherent in an asset classified as “substandard”, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, condition and values, highly questionable and improbable. At the point where a loss is identified, all or that portion deemed a loss is immediately classified as “Loss” and charged off.

Risk Management

      Our strategic plan continues to promote a growth rate commensurate with the rapid growth of Southern Nevada. We are equally committed to maintaining internal controls to manage the risk associated with such growth. Our Risk Management Committee has defined our most significant risks and measures the trends from low to high. The committee has identified credit risk and operational risk as the two areas that could have the greatest impact on capital.

      To mitigate and pro-actively manage these areas of risk, we have established sound procedures and committed experienced human resources to this effort.

      We have focused on enhancing three functions:

•	Credit Administration has been staffed to maintain all credit policies and procedures, loan documentation, disbursement of loan proceeds and to review the integrity of the credit risk rating system.

•	Operations support has been significantly enhanced by the addition of an Executive Vice President with more than 20 years of operations experience. The combined talents of this team manage the identified risks such as wires, check fraud and identity theft. Additionally, they have the primary responsibility to assure we are compliant with all applicable laws and regulations.

•	The Audit Department has also been expanded under the direction of the Audit Committee. This staff of professionals regularly examine all of the areas of known risk and report the findings to Executive Management and the Audit Committee.

      We believe that the established organization allows management to maintain an accurate understanding of risk levels at all times. With this level of understanding, strategic plans are developed with the necessary risk parameters to adequately protect our capital.

Deposit Products and Other Sources of Funds

      Our primary sources of funds for use in our lending and investing activities consist of:

•	deposits;

•	maturities and principal and interest payments on loans and securities;

•	other borrowings; and

•	funds down streamed into Community Bank of Nevada, from time to time by Community Bancorp.

      We closely monitor rates and terms of competing sources of funds and utilize those sources we believe to be the most cost effective, consistent with our asset and liability management policies.

      Deposits. An important balance sheet component impacting our net interest margin is the composition and cost of our deposit base. We can improve our net interest margin to the extent that growth in deposits can be focused in the less volatile and somewhat more traditional core deposits, or total deposits less CDs greater than $100,000, commonly referred to as Jumbo CDs. We attempt to price our deposit products in order to promote deposit growth and satisfy our liquidity requirements and offer a variety of deposit products in order to satisfy our customers’ needs.

      We provide a wide array of deposit products. We have historically relied upon, and expect to continue to rely upon, deposits to satisfy our needs for sources of funds. We offer regular checking, savings, NOW and money market deposit accounts; fixed-rate, fixed maturity retail CDs ranging in terms from 30 days to five years; individual retirement accounts and Jumbo CDs. For business customers, we provide courier service to pick up non-cash deposits, and for those customers that use large amounts of cash, we arrange for armored car and vault service.

      Our focus is on attracting lower cost core transaction account deposits. Based on average balances, as of September 30, 2004, our deposit portfolio was comprised of 27% non-interest bearing deposits, as compared to 24% at December 31, 2003 and 20% at December 31, 2002. We are not reliant on escrow deposits which constitute less than 2% of total deposits nor do we run a “money desk.”

      We intend to continue our efforts at attracting deposits from our business lending relationships in order to reduce our cost of funds and improve our net interest margin. Also, we believe that we have the ability to attract sufficient additional funding by re-pricing the yields on our CDs in order to meet loan demands during times that growth in core deposits differs from loan demand.

      In addition to our traditional marketing methods, we attract new clients and deposits by:

•	expanding long-term business customer relationships, including referrals from our customers, and

•	building deposit relationships through our branch relationship officers who are compensated based upon the profitability of such relationships.

      Other Borrowings. We may occasionally use our Fed funds lines of credit to support liquidity needs created by seasonal deposit flows, to temporarily satisfy funding needs from increased loan demand, and for other short-term purposes. We have three Fed funds lines with other financial institutions pursuant to which we can borrow up to $15 million on an unsecured basis. These lines may be terminated by the respective lending institutions at any time.

      We also borrow from the Federal Home Loan Bank, or FHLB, pursuant to an existing commitment based on the value of the collateral pledged (either loans or securities). FHLB borrowings have been only occasional and based upon pricing opportunities.

Our Investment Activities

      Our investment strategy is designed to be complementary to and interactive with the our other activities (i.e. cash position; borrowed funds; quality, maturity, stability and earnings of loans; nature and stability of deposits; capital and tax planning). The target percentage for our investment portfolio is between 10% to 25% of total assets. Our general objectives with respect to our investment portfolio are to:

•	achieve an acceptable asset/liability gap position (based on our separate policy related to asset/liability management that provides guidance for how investments are to be used to manage asset/liability gaps);

•	provide a suitable balance of quality and diversification to our assets;

•	provide liquidity necessary to meet cyclical and long-term changes in the mix of assets and liabilities;

•	provide a stable flow of dependable earnings;

•	maintain collateral for pledging requirements;

•	manage interest rate risk;

•	comply with regulatory and accounting standards; and

•	provide funds for local community needs.

      Investment securities consist primarily of US Agency issues, municipal bonds and mortgage-backed securities. In addition, for bank liquidity purposes, we use Fed Funds Sold which are temporary overnight sales of excess funds to correspondent banks.

      All of our investment securities are classified as “available-for-sale” or “held to maturity” pursuant to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Available for sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and instead reported as a separate component of stockholders’ equity. Held to maturity securities are those securities that we have both the intent and the ability to hold to maturity. These securities are carried at cost adjusted for amortization of premium and accretion of discount.

      Our securities portfolio is managed in accordance with guidelines set by our Investment Policy. Specific day-to-day transactions affecting the securities portfolio are managed by our Chief Financial Officer. In accordance with our written Investment Policy, all executions also require the prior written approval of the President. These securities activities are reviewed monthly or more often, as needed, by our Investment Committee and are reported monthly to our Board of Directors.

      Our Investment Policy addresses strategies, types and levels of allowable investments and is reviewed and approved annually by our Board of Directors. Our Investment Policy authorizes us to invest in a variety of investment securities, subject to various limitations. It also limits the amount we can invest in various types of securities, places limits on average life and duration of securities, and limits the securities dealers with whom we can conduct business.

Our Concentrations/Customers

      No individual or single group of related accounts is considered material in relation to our assets or deposits or in relation to our overall business. However, approximately 83% of our loan portfolio at September 30, 2004 consisted of real estate-secured loans, including commercial loans secured by real estate, construction loans and real estate mortgage loans. Moreover, our business activities are focused in the greater Las Vegas area. Consequently, our business is dependent on the trends of this regional economy, and in particular, the commercial and residential real estate markets. At September 30, 2004, we had 102 loans in excess of $1 million each, totaling $255 million. These loans comprise approximately 10.6% of our loan portfolio by number of loans and 65.7% by total loans outstanding. Not including credit card and consumer overdraft lines and purchased participation loans, our average loan size is $368,000.

Our Competition

      The banking and financial services business in Clark County, Nevada, generally, and in the greater Las Vegas area, in particular, is highly competitive. This increasingly competitive environment is a result primarily of growth in community banks, changes in regulation, changes in technology and product delivery systems, and the accelerating pace of consolidation among financial services providers. We compete for loans, deposits and customers with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions, and other nonbank financial service providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader range of financial services than we can offer.

      Competition for deposit and loan products remains strong from both banking and non-banking firms and this competition directly affects the rates of those products and the terms on which they are offered to consumers.

      Technological innovation continues to contribute to greater competition in domestic and international financial services markets. Many customers now expect a choice of several delivery systems and channels, including telephone, mail, home computer and ATMs.

      Mergers between financial institutions have placed additional pressure on banks to consolidate their operations, reduce expenses and increase revenues to remain competitive. In addition, competition has intensified due to federal and state interstate banking laws, which permit banking organizations to expand geographically with fewer restrictions than in the past. These laws allow banks to merge with other banks across state lines, thereby enabling banks to establish or expand banking operations in our market. The competitive environment is also significantly impacted by federal and state legislation that make it easier for non-bank financial institutions to compete with us.

Legal Proceedings

      There are no material pending legal proceedings to which we or Community Bank of Nevada is a party or to which any of our properties are subject. There are no material proceedings known to us to be contemplated by any governmental authority. We are involved in a variety of litigation matters in the ordinary course of our business and anticipate that we will become involved in new litigation matters from time to time in the future.

Properties

      We own the buildings and land for four of our offices. These properties are not subject to any mortgages or encumbrances and consist of the following:

•	Rainbow Branch located at 1400 S. Rainbow, Las Vegas, Nevada, which is 9,600 square feet.

•	Maryland Parkway Branch located at 2887 S. Maryland Parkway, Las Vegas, Nevada, which is 5,600 square feet.

•	Summerlin Branch located at 7676 W. Lake Mead Blvd., Las Vegas, Nevada, which is 9,700 square feet.

•	Green Valley Branch located at 1441 W. Warm Springs, Henderson, Nevada, which is 5,600 square feet.

      We lease approximately 10,500 square feet for our City Centre Branch located at 400 South 4th Street, Las Vegas, Nevada. Our headquarters and administration offices are located in the City Centre site. The lease is for a ten-year term, expiring August 31, 2012. Our current monthly rent is $25,308, which increases to $29,063 by the end of the lease.

      We have recently finalized a lease for our sixth office to be located at the intersection of Russell Road and Interstate 215 in Las Vegas, Nevada. We plan on opening our sixth office in the early part of the second quarter of 2005. The new office will consist of 21,566 rentable square feet at $1.73 sq.ft. per month. This new office will house our sixth branch, human resources, operation support, audit and our real estate lending department.

      Although our strategic plan currently calls for one additional branch per year from 2005 through 2009, management believes that our existing facilities are adequate for our present purposes. We presently have no preliminary agreements or understandings with any third party to acquire additional branch locations.

Employees

      We had a total of 104 full-time and 11 part-time employees at September 30, 2004.

SUPERVISION AND REGULATION

      The following discussion is only intended to provide summaries of significant statutes and regulations that affect the banking industry and is therefore not complete. Changes in applicable laws or regulations, and in the policies of regulators, may have a material effect on our business and prospects. We cannot accurately predict the nature or extent of the effects on our business and earnings that fiscal or monetary policies, or new federal or state laws, may have in the future.

General

      We are extensively regulated under federal and state law. These laws and regulations are primarily intended to protect depositors, not shareholders. The discussion below describes and summarizes certain statutes and regulations. These descriptions and summaries are qualified in their entirety by reference to the particular statute or regulation. Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may also be affected by changes in the policies of banking and other government regulators. We cannot accurately predict the nature or extent of the possible future effects on our business and earnings of changes in fiscal or monetary policies, or new federal or state laws and regulations.

Compliance

      In order to assure that we are in compliance with the laws and regulations that apply to our operations, including those summarized below, we employ a compliance officer, and we engage an independent compliance auditing firm. We are regularly reviewed by the Board of Governors of Federal Reserve System, or the Federal Reserve, and the Nevada Department of Business and Industry, Financial Institutions Division, or the Nevada FID, during which reviews such agencies assess our compliance with applicable laws and regulations. Based on the assessments of our outside compliance auditors and the Federal Reserve and Nevada FID, we believe that we materially comply with all of the laws and regulations that apply to our operations.

Federal Bank Holding Company Regulation

      General. Community Bancorp is a registered financial holding company as defined in the Bank Holding Company Act of 1956, as amended, or the Bank Holding Company Act, and is therefore subject to regulation, supervision and examination by the Federal Reserve. In general, the Bank Holding Company Act limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. Community Bancorp must file reports with the Federal Reserve and must provide it with such additional information as it may require.

      The Federal Reserve may require Community Bancorp to terminate an activity or terminate control or liquidate or divest certain subsidiaries, affiliates or investments when the Federal Reserve believes the activity or the control of the subsidiary or affiliates constitutes a significant risk to the financial safety, soundness or stability of any of its banking subsidiaries.

      The Federal Reserve also has the authority to regulate provisions of certain bank holding company debt, including the authority to impose interest ceilings and reserve requirements on such debt. Under certain circumstances, Community Bancorp must file written notice and obtain Federal Reserve approval prior to purchasing or redeeming its equity securities. Additionally, Community Bancorp is required by the Federal Reserve to maintain certain levels of capital. See “Capital Adequacy” below for a discussion of the applicable federal capital requirements.

      Financial Holding Company Status. Under the Financial Services Modernization Act of 1999, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain activities deemed financial in nature. Community Bancorp was approved as a financial holding company on May 5, 2004.

      As a financial holding company, Community Bancorp may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature or are incidental or complementary to activities that are financial in nature. “Financial in nature” activities include:

•	Securities underwriting;

•	Dealing and market making;

•	Sponsoring mutual funds and investment companies;

•	Insurance underwriting and brokerage; merchant banking; and

•	Activities that the Federal Reserve, in consultation with the Secretary of the Treasury, determines from time to time to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

      In order to become or remain a financial holding company, Community Bank of Nevada must be well capitalized, well managed, and, except in limited circumstances, in satisfactory compliance with the Community Reinvestment Act. Failure to sustain compliance with such requirements or correct any non-compliance within a fixed time period could lead to divesture of subsidiary banks or require us to conform all of our activities to those permissible for a bank holding company. A bank holding company that is not also a financial holding company can only engage in banking and such other activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

      We do not believe that the Financial Services Modernization Act will negatively affect our operations in the short term. However, to the extent the legislation permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than we currently offer, and these companies may be able to aggressively compete in the markets we currently serve.

      Holding Company Bank Ownership. The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before (1) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares, (2) acquiring all or substantially all of the assets of another bank or bank holding company, or (3) merging or consolidating with another bank holding company.

      Holding Company Control of Nonbanks. With some exceptions, the Bank Holding Company Act also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

      Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit Community Bancorp’s ability to obtain funds from Community Bank of Nevada for its cash needs, including funds for payment of dividends, interest and operational expenses.

      Tying Arrangements. We are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither Community Bancorp nor Community Bank of Nevada may condition an extension of credit to a customer on either (1) a requirement that the customer obtain additional services provided by us or (2) an agreement by the customer to refrain from obtaining other services from a competitor.

      Support of Subsidiary Banks. Under Federal Reserve policy, Community Bancorp is expected to act as a source of financial and managerial strength to Community Bank of Nevada. This means that Community Bancorp is required to commit, as necessary, resources to support Community Bank of Nevada. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

      State Law Restrictions. As a Nevada corporation, Community Bancorp is subject to certain limitations and restrictions under applicable Nevada corporate law. For example, state law restrictions in Nevada include limitations and restrictions relating to indemnification of directors, maintenance of books, records, and minutes, and observance of certain corporate formalities.

Federal and State Regulation of Community Bank of Nevada

      General. Community Bank of Nevada is a Nevada chartered commercial bank with deposits insured by the FDIC. The bank is also a member of the Federal Reserve System. As a result, Community Bank of Nevada is subject to supervision and regulation by the Nevada FID and the Federal Reserve. These agencies have the authority to prohibit banks from engaging in what they believe constitute unsafe or unsound banking practices.

      Lending Limits. State banking law generally limits the amount of funds that a bank may lend to a single borrower to 25% of stockholders’ equity plus retained earnings and allowance for loan and lease losses.

      Control of Financial Institutions. Nevada banking laws require that changes in ownership of 10% or more of a bank’s outstanding voting stock must be reported to the Nevada FID within three business days. If 20% or more of the bank’s voting power is acquired by a natural person, or 10% or more is acquired by an entity, then the acquisition may be deemed a change in control requiring prior approval of the Nevada FID.

      Community Reinvestment. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, the Federal Reserve evaluate the record of the financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of the institution. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

      Insider Credit Transactions. Banks are also subject to certain Federal Reserve restrictions on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons (i.e., insiders). Extensions of credit (1) must be made on substantially the same terms and pursuant to the same credit underwriting procedures as those for comparable transactions with persons who are neither insiders nor employees, and (2) must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to insiders. A violation of these restrictions may result in regulatory sanctions on the bank or its insiders.

      Regulation of Management. Federal law sets forth circumstances under which officers or directors of a bank may be removed by the institution’s federal supervisory agency. Federal law also prohibits management personnel of a bank from serving as a director or in a management position of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

      Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. Under Nevada state law, if the stockholders’ equity of a Nevada state-chartered bank becomes impaired, the Commissioner of the Nevada FID will require the bank to make the impairment good. Failure to make the impairment good may result in the Commissioner’s taking possession of the bank and liquidating it.

      Dividends. The principal source of Community Bancorp’s cash reserves will be dividends received from Community Bank of Nevada. Nevada law imposes certain restrictions on a bank’s ability to pay dividends and prohibits a bank from paying dividends if doing so would reduce its stockholders’ equity below (i) the initial stockholders’ equity of the bank, or (ii) 6% of the total deposit liability of the bank, as determined by the Nevada FID.

      Regulations of the Federal Reserve also govern the payment of dividends by a state member bank. Under Federal Reserve Regulations, dividends may not be paid unless both capital and earnings limitations have been met. First, no dividend may be paid if it would result in a withdrawal of capital or exceed the member bank’s net profits then on hand, after deducting its losses and bad debts. Exceptions to this limitation are available only upon the prior approval of the Federal Reserve and the approval of two-thirds of the member bank’s shareholders which, in the case of Community Bank of Nevada, would require our approval, as the sole shareholder of Community Bank of Nevada. Second, a state member bank may not pay a dividend without the prior written approval of the Federal Reserve if the total of all dividends declared in one calendar year, including the proposed dividend, exceeds the total of net income for that year plus the preceding two calendar years less any required transfers to surplus under state or federal law.

      In addition, a bank may not pay cash dividends if doing so would reduce its capital below minimum applicable federal capital requirements. See “Capital Adequacy” below for a discussion of the applicable federal capital requirements.

Predatory Lending

      The term “predatory lending,” much like the terms “safety and soundness” and “unfair and deceptive practices,” is far-reaching and covers a potentially broad range of behavior. As such, it does not lend itself to a concise or a comprehensive definition. But typically predatory lending involves at least one, and perhaps all three, of the following elements:

•	making unaffordable loans based on the assets of the borrower rather than on the borrower’s ability to repay an obligation, or asset-based lending;

•	inducing a borrower to refinance a loan repeatedly in order to charge high points and fees each time the loan is refinanced, or loan flipping; and

•	engaging in fraud or deception to conceal the true nature of the loan obligation from an unsuspecting or unsophisticated borrower.

      Federal Reserve Board regulations aimed at curbing such lending significantly widened the pool of high-cost home-secured loans covered by the Home Ownership and Equity Protection Act of 1994, a federal law that requires extra disclosures and consumer protections to borrowers. The following triggers coverage under the Home Ownership and Equity Protection Act of 1994:

•	interest rates for first lien mortgage loans in excess of 8 percentage points above comparable Treasury securities,

•	subordinate-lien loans of 10 percentage points above Treasury securities, and

•	fees such as optional insurance and similar debt protection costs paid in connection with the credit transaction, when combined with points and fees if deemed excessive.

      In addition, the regulation bars loan flipping by the same lender or loan servicer within a year. Lenders also will be presumed to have violated the law — which says loans shouldn’t be made to people unable to repay them — unless they document that the borrower has the ability to repay. Lenders that violate the rules face cancellation of loans and penalties equal to the finance charges paid. We do not expect these rules and potential state action in this area to have a material impact on our financial condition or results of operation.

Privacy

      Federal banking rules limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. Pursuant to these rules, financial institutions must provide:

•	initial notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal information to nonaffiliated third parties and affiliates;

•	annual notices of their privacy policies to current customers; and

•	a reasonable method for customers to “opt out” of disclosures to nonaffiliated third parties.

      These privacy provisions affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. We have implemented its privacy policies in accordance with the law.

Interstate Banking And Branching

      The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, or the Interstate Act, generally authorizes interstate branching. Currently, bank holding companies may purchase banks in any state, and banks may merge with banks in other states, as long as the home state of neither merging bank has opted out under the legislation. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

      Nevada has enacted “opting in” legislation authorizing interstate mergers pursuant to the Interstate Act. The Nevada statute permits out-of-state banks and bank holding companies meeting certain requirements to maintain and operate the Nevada branches of a Nevada bank with which the out-of-state company engaged in an interstate combination. An out-of-state depository without a branch in Nevada, or an out-of-state holding company without a depository institution in Nevada, must first acquire the Nevada institution itself or its charter, before it can establish a de novo branch or acquire a Nevada branch through merger.

Deposit Insurance

      Community Bank of Nevada’s deposits are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund administered by the FDIC. Community Bank of Nevada is required to pay deposit insurance premiums, which are assessed semiannually and paid quarterly. The premium amount is based upon a risk classification system established by the FDIC. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern.

      The FDIC is also empowered to make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary.

Capital Adequacy

      Regulatory Capital Guidelines. Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are “risk-based,” meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies.

      Tier I and Tier II Capital. Under the guidelines, an institution’s capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common stockholders’ equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution’s total capital. The guidelines require that at least 50% of an institution’s total capital consist of Tier I capital.

      Risk-based Capital Ratios. The adequacy of an institution’s capital is gauged primarily with reference to the institution’s risk weighted assets. The guidelines assign risk weightings to an institution’s assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution’s risk weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

      Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets less intangibles, to be used as a supplement to risk-based guidelines. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators generally expect an additional cushion of at least 1% to 2%.

      Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from “well capitalized” to “critically undercapitalized.” Institutions that are deemed to be “undercapitalized,” depending on the category to which they are assigned, are subject to certain mandatory supervisory corrective actions.

Corporate Governance and Accounting Legislation

      Sarbanes-Oxley Act of 2002. On July 30, 2002, the Sarbanes-Oxley Act of 2002, or SOX, was signed into law to address corporate and accounting fraud. SOX establishes a new accounting oversight board that will enforce auditing standards and restricts the scope of services that accounting firms may provide to their public company audit clients. Among other things, SOX also (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the SEC; (ii) imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures; (iii) accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; and (iv) requires companies to disclose whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one “audit committee financial expert.”

      Under SOX, the SEC is required to regularly and systematically review corporate filings, based on certain enumerated factors. To deter wrongdoing, SOX: (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company’s financial statements was due to corporate misconduct; (ii) prohibits an officer or director from misleading or coercing an auditor; (iii) prohibits insider trades during pension fund “blackout periods”; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

      As a public reporting company, we will be subject to the requirements of SOX and related rules and regulations issued by the SEC and Nasdaq. We anticipate that we will incur additional expense as a result of the Act, but we do not expect that such compliance will have a material impact on our business.

Anti-terrorism Legislation

      USA Patriot Act of 2001. On October 26, 2001, President Bush signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism, or the Patriot Act, of 2001. Among other things, the Patriot Act (i) prohibits banks from providing correspondent accounts directly to foreign shell banks; (ii) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals (iii) requires financial institutions to establish an anti-money-laundering compliance program, and (iv) eliminates civil liability for persons who file suspicious activity reports. The Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the Patriot Act. While we believe the Patriot Act may, to some degree, affect our recordkeeping and reporting expenses, we do not believe that it will have a material adverse effect on our business and operations.

Effects of Government Monetary Policy

      Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession. The nature and impact of future changes in monetary policies and their impact on us cannot be predicted with certainty.

Nonbank Subsidiary

      Our non-bank subsidiary, Community Bancorp (NV) Statutory Trust I, a Connecticut statutory trust, is subject to the laws and regulations of both the federal government and the state in which it conducts business.

MANAGEMENT

Directors and Executive Officers

      Our directors and executive officers of Community Bancorp and those of Community Bank of Nevada are as follows:

Name	Age	Director Since	Position(s) Held

Edward M. Jamison	57	1994	President and Chief Executive Officer, Vice Chairman of the Board
Lawrence K. Scott	45		Executive Vice President, Chief Operating Officer and Chief Credit Officer
Cathy Robinson	44		Executive Vice President, Chief Financial Officer
Don F. Bigger	52		Executive Vice President, Chief Credit Administration Officer
Cassandra L. Eisinger	42		Executive Vice President Chief Operations Officer
Noall J. Bennett	61	1994	Chairman of the Board
Jacob D. (Jay) Bingham	50	1998	Director
Charles R. Norton	55	1998	Director
Gary R. Stewart	63	1994	Director
Russell C. Taylor	78	1994	Director

      There are no family relationships among any of our directors and executive officers.

      Biographies of our experienced board of directors and management team are as follows:

      Edward M. Jamison, a founder of Community Bank of Nevada, has been our President and Chief Executive Officer since our inception. Previously, Mr. Jamison was a founder, President and Chief Executive Officer of Nevada Community Bank of Nevada from its inception in 1990 until its sale in 1993 to First Security Corporation. Prior to that Mr. Jamison had been a Senior Vice President of another First Security Corporation subsidiary in Utah from 1984 to 1989. He is the past President/Chairman and current director of the Board of the Better Business Bureau of Southern Nevada. Currently, Mr. Jamison serves as the Chairman of the Opportunity Village Foundation, Past Chairman and current Director of the Las Vegas Natural History Museum, Past President of the Nevada Bankers Associations and Director, Past President and current director of the Las Vegas Southwest Rotary Club, Chairman and Director of the Western Independent Bankers Association, Member of the Board of Directors of the Western Independent Bankers Service Corporation and Chairman of the Nevada Community Reinvestment Corporation, Board Member of the National Advisory Council for the Small Business Administration. In addition, Mr. Jamison is a member of the Las Vegas Chamber of Commerce, Nevada Development Authority, Nevada Bankers Association, and Boy Scouts of America. Mr. Jamison has been involved in the banking industry for over 32 years. Mr. Jamison holds a B.S. degree in Marketing and Management.

      Lawrence K. Scott, Executive Vice President, Chief Operating Officer and Chief Credit Officer, joined us in 2002. Prior to 2002, Mr. Scott was an Executive Vice President and Chief Credit Officer at First Security Bank Nevada from 1994 to 2001. He is a Las Vegas Founders member and a former member of the Board of Directors of Big Brothers and Big Sisters of Southern Nevada and the Boulder Dam Area Council of the Boy Scouts of America. Mr. Scott has over 20 years of experience in the banking industry, with his entire career spent in the Las Vegas market. Mr. Scott holds a B.S. degree from Utah State University and an M.B.A. from National University.

      Cathy Robinson, Executive Vice President and Chief Financial Officer, joined us in 1995 shortly after we commenced operations. With more than 25 years of experience in the banking industry, she previously served as a Chief Financial Officer for a community bank located in Southern California. Ms. Robinson attended the University of California, Riverside, the California Intermed Banking School, and the ABA Graduate School of Bank Investments.

      Don F. Bigger, Executive Vice President, Chief Credit Administration Officer, joined us in 2002 and has over 20 years of banking experience in Southern Nevada. Prior to joining us in 2002, Mr. Bigger held lending positions with Washington Mutual Bank, Wells Fargo Bank, First Security Bank and Valley Bank of Nevada. Mr. Bigger is a Major in the U.S. Army Reserve (Inactive Reserve). He has been a member of the National Board of Directors of the Brigham Young University Alumni Association since 1997. Mr. Bigger holds a B.S. degree from Brigham Young University, and is a graduate of the Pacific Coast Banking School at the University of Washington.

      Cassandra Eisinger, Executive Vice President and Chief Operations Officer, joined us in 2004 to oversee operations and our branches. She previously managed the branches of Nevada State Bank, a Zions Bancorporation subsidiary, and has over 24 years of experience in the banking industry. From 2002 to 2003, Ms. Eisinger served as the Distinguished Governor of the Arizona/Southern Nevada Civitan District, and served as the Governor Elect from 2001 to 2002. Ms. Eisinger attended the University of Wisconsin’s Bank Administrative Institute.

      Noall J. Bennett, Chairman of the Board Directors, has served in that capacity since the Bank’s inception in 1994. Prior to serving as our Chairman he served as Chairman of the Board of Directors of Nevada Community Bank, Las Vegas, Nevada from 1990 until the sale of that bank in 1993. Mr. Bennett was a founder of Nevada Community Bank. Prior to forming Nevada Community Bank, he was an Executive Vice President at Zions First National Bank, Salt Lake City, Utah, or Zions. Mr. Bennett had been employed at Zions since 1963 and has been engaged in commercial lending and bank management during his entire career. At Zions, he was a member of the Asset Liability Committee and he was chairman of the Loan Committee. Mr. Bennett currently serves as Chief Executive Officer and a director of the First National Bank of Layton. Mr. Bennett currently acts as a consultant to several banks, including those he serves as a director. Mr. Bennett holds a B.A. in Finance from the University of Utah and a graduate degree from the Stonier Banking School at Rutgers University.

      Jacob D. (Jay) Bingham, Director, was born in Caliente, Nevada, and has been a resident of Las Vegas since 1954. Mr. Bingham is one of the founding partners of the Juliet Companies, the parent company of Falcon Homes/Falcon Development and Juliet Property Company. He has worked in the construction industry for 28 years, and has been involved in the development and construction of over 4000 homes. Mr. Bingham is the owner and President of JDB, a national and local governmental consulting firm, that works on many public and private issues. From 1981 until 1985, Mr. Bingham served as a North Las Vegas City Councilman. From 1985 until 1996, Mr. Bingham served as a Clark County Commissioner. Mr. Bingham also is actively involved in the community, particularly in church and youth organizations. He was instrumental in bringing together a Gang Task Force and introduced a “Six-Point Plan” to arrest gang activity in Clark County.

      Charles R. Norton, Director, has served on the Board of Directors since 1998, and our Board of Directors since the Company’s founding. After graduating from college, Mr. Norton taught high school and coached many teams to state championships in Salt Lake City, Utah. He then became Director of Parks and Recreation for the City of Tooele, Utah. Mr. Norton founded T-Rit Incorporated in 1979, a construction and development company, in St. George, Utah, that later expanded operations into Las Vegas, Nevada. Since moving to Las Vegas, Mr. Norton has become involved in many diverse ventures including Par-3 Investments, Par-3 Landscaping and Maintenance and Summit Construction. Mr. Norton also serves on the Board of Fellows at Southern Utah University. Mr. Norton graduated from Southern Utah University with a bachelor’s degree in Economics and Physical Education.

      Gary R. Stewart, Director, is the founding partner of the Las Vegas firm of certified public accountants, Stewart, Archibald & Barney. Mr. Stewart has been actively engaged as a CPA in Las Vegas since 1966. Prior to opening his own practice in 1972, Mr. Stewart was employed by Joseph Bently and Co., a Los Angeles certified public accounting firm, and thereafter by the Las Vegas certified public accounting firm Bunker, Jones & Co., which later merged with Laventhol and Horwath, a national certified public accounting firm. Mr. Stewart is the two-time chairman of the Nevada CPA Foundation for Education and Research and he has also served on the boards of the Boulder Dam Area Council of Boy Scouts of America and Cumorah Credit Union. He holds a bachelor’s degree in accounting from Brigham Young University in Provo, Utah.

      Russell C. Taylor, Director, served as a director of Nevada Community Bank from its inception in 1990 until its sale in 1993. Mr. Taylor currently serves as President and director of Lateko Nevada Corporation and as Vice President and director of Lateko Resources, Ltd., both of which are mining companies. Mr. Taylor served in The Quorum of the Seventy of the Church of Jesus Christ of Latter-Day Saints with headquarters in Salt Lake City, Utah and was responsible for the European and Africa region for the church. Mr. Taylor previously served as President of Galbraith and Green, Inc., a Colorado-based national employee benefits firm, until his retirement from that concern. Mr. Taylor serves as a National Advisor for Dixie College, St. George.

Corporate Governance

      Consistent with our perception of good business principles, we have a strong commitment to good corporate governance and to the highest standards of ethical conduct. Additionally, as part of a highly regulated industry, the new corporate governance principles and procedures of the Sarbanes-Oxley Act of 2002, or SOX, the SEC, and Nasdaq (our common stock will be listed on the Nasdaq National Market upon completion of this offering) are relatively familiar. For instance, we believe that at least a majority of our directors have been “independent” at Community Bank of Nevada since its inception in 1994 and that it also has been the case at Community Bancorp since it was formed in April 2002. We have for some time delegated policy making and oversight functions to committees which also consist of independent directors. We have a formal corporate code of ethics. We believe that we have taken all required actions to comply with the provisions of SOX, the SEC’s implementing regulations and the Nasdaq rules that will apply to us immediately following the offering.

      Our Board of Directors. Community Bancorp is governed by a board of directors and various committees of the board that meet throughout the year. We have six directors each of whom serves for a one year term unless a director resigns or is removed. Directors are elected annually. Directors discharge their responsibilities throughout the year at board and committee meetings and also through telephone contact and other communications with the chairman and chief executive officer and other officers regarding matters of concern and interest to Community Bancorp as well as by reviewing materials provided to them. Independent directors will meet without any management directors present at least two times each year.

      Director Independence. Our objective is that at least a majority of the board consists of independent directors. For a director to be considered independent, the board must determine that the director does not have any material relationship with Community Bancorp or its subsidiaries and is otherwise an “independent director” within the meaning of the Nasdaq rules. The board has determined that the following four directors (constituting two-thirds of the entire board) satisfy Nasdaq’s requirements: Messrs. Norton, Stewart, Taylor and Bingham.

      The Nasdaq rules require all members of the audit, the compensation, and the corporate governance committees to be independent directors, except in limited circumstances. Members of the audit committee must also satisfy an additional SEC requirement, which provides that they may not accept directly or indirectly, any consulting, advisory, or other compensatory fee from us or any of our subsidiaries other than their director’s compensation. The board has determined that all members of the audit, compensation, and corporate governance committee satisfy the relevant independence requirements.

      Code of Conduct. We expect all of our directors, officers (including our chief executive officer, chief financial officer and principal accounting officer) and employees to adhere to the highest standards of ethics and business conduct with each other, customers, shareholders and communities we serve and to comply with all applicable laws, rules and regulations that govern our business. These principles have long been embodied in our various policies relating to director, officer and employee conduct including such subjects as employment policies, conflicts of interest, professional conduct, and protection of confidential information. Recently, the board has adopted a comprehensive code of conduct reflecting these policies. Any change to or waiver of the code of conduct (other than technical, administrative, and other non-substantive changes) will be reported on a Form 8-K filed with the SEC. While the board or the corporate governance committee may consider a waiver for an executive officer or director, we do not expect to grant such waivers.

      Committees of the Board. From a corporate governance standpoint, we have an audit, corporate governance and compensation committee. We also have an executive, loan, and investment/asset liability committee among others.

      Audit/Compliance. Directors Norton, Stewart (Chair) and Taylor.

      Each member is an “independent director,” as defined by the Nasdaq rules and satisfies the additional SEC requirements for independence of audit committee members. In addition, our board has determined that Mr. Stewart is an “audit committee financial expert,” as defined by the SEC rules.

      Pursuant to its charter, the audit committee is a standing committee appointed annually by the board. The committee assists the board of directors in fulfilling its responsibility to the shareholders and depositors relating to:

•	the quality and integrity of our accounting systems,

•	internal controls,

•	appointment of our external auditors and pre-approval of fees and non-audit services;

•	review independence of our external auditors

•	financial-reporting processes,

•	the identification, and assessment of business risks, overseeing of internal audit activities and

•	the adequacy of overall control environment within Community Bancorp.

      The committee’s authorities and responsibilities are set forth in the audit committee charter.

      Corporate Governance/Nominating Committee. Directors Norton, Stewart, Taylor and Bingham (Chair).

      Each member of the committee is an “independent director,” as defined by the Nasdaq rules. The committee will, among other things:

•	identify individuals believed to be qualified to become board members, consistent with criteria approved by the board, and recommend to the board the nominees to stand for election as directors at the annual meeting of shareholders;

•	develop and recommend to the board standards to be applied in making determinations as to the absence of material relationships between Community Bancorp and directors;

•	conduct an annual evaluation of the performance of the board and report conclusions to the board;

•	develop and recommend to the Board a set of corporate governance principles applicable to Community Bancorp and review those principles at least once a year; and

•	review and recommend any needed changes, and address questions which may arise with respect to the code of conduct.

      Compensation Committee. Directors Norton (Chair), Stewart, Taylor, and Bingham.

      Each member of the committee is an “independent director,” as defined by the Nasdaq rules. The committee will, among other things:

•	establish proper compensation goals for the chief executive officer and other executive officers and recommend to the board for action at an executive session the compensation of these officers based on their performance in light of these goals;

•	review and recommend to the board for action at an executive session the compensation of non-management directors;

•	make recommendations to the board with respect to incentive compensation and equity-based compensation plans; and

•	evaluate management succession plans.

      Compensation Committee Interlocks and Insider Participation. No member of the compensation committee was a current or former officer or employee of Community Bancorp or its subsidiary during the year.

Director Compensation

      For their service on both boards each director of Community Bank of Nevada and Community Bancorp receives a retainer of $3,000 per year and a fee of $1,500 per board of directors’ meeting attended and $50 per committee meeting (Community Bancorp and Community Bank of Nevada) attended. Directors are eligible to receive stock option grants under our 1995 Stock Option and Award Plan and stock appreciation rights under our 2000 Stock Appreciation Rights Plan. Adjusted for the recent stock split, Directors Bennett, Bingham, Stewart and Taylor, each have been previously granted options to purchase 2,246, 510, 7,725, and 6,957 shares of our stock, respectively, under our Stock Option Plan. Effective September 27, 2004, Directors Bennett, Bingham, Norton, Stewart and Taylor received fully vested options to purchase 10,000, 5,000, 5,000, 5,000 and 5,000 shares, respectively, of our common stock at an exercise price of $15.00. The exercise price was determined by an independent evaluation of fair market value performed subsequent to September 30, 2004 by a firm experienced in valuing community bank stocks.

Executive Compensation

      The following table sets forth a summary of certain information concerning compensation awarded to or paid by us for services rendered in all capacities during the last three fiscal years to the Chief Executive Officer and executive officers earning $100,000 or more in salary and bonus, or named executive officers, during fiscal year 2003.

Summary Compensation Table

					Long-Term Compensation

					Awards		Payouts
	Annual Compensation
					Restricted	Securities
				Other Annual	Stock	Underlying	LT1P*	All Other
Name and Principal		Salary	Bonus(1)	Compensation(2)	Award(s)	Options/ SARs	Payouts	Compensation(3)
Position	Year	($)	($)	($)	($)	(#)	($)	($)

Edward Jamison	2003	228,000	180,000	15,000	N/A	—/—	N/A	7,718
Chief Executive	2002	208,407	125,000	12,700	N/A	—/—	N/A	4,919
Officer	2001	194,775	102,180	11,000	N/A	—/—	N/A	8,320
Lawrence Scott	2003	158,750	110,000	N/A	N/A	—/—	N/A	2,681
EVP/Chief	2002	105,000	40,000	N/A	N/A	22,656/17,622	N/A	—
Operating Officer/Chief Credit Officer	2001	N/A	N/A	N/A	N/A	N/A/N/A	N/A	—
Cathy Robinson	2003	103,333	65,000	N/A	N/A	—/—	N/A	5,143
EVP/Chief	2002	94,600	41,000	N/A	N/A	—/—	N/A	4,754
Financial Officer	2001	86,850	32,654	N/A	N/A	—/—	N/A	5,246
David Moody(4)	2003	111,050	101,501	6,000	N/A	—/—	N/A	5,839
EVP/Chief Credit	2002	100,767	88,458	5,800	N/A	—/—	N/A	5,123
Production Officer	2001	94,084	71,405	5,600	N/A	—/—	N/A	5,686
Don Bigger	2003	100,300	22,000	N/A	N/A	—/—	N/A	—
EVP/Chief Credit	2002	10,223	3,000	N/A	N/A	2,518/—	N/A	—
Administration Officer	2001	N/A	N/A	N/A	N/A	N/A/N/A	N/A	—

(1)	Includes bonuses paid or to be paid during the subsequent year but accrued in the year indicated.

(2)	Includes director fees in the case of Mr. Jamison and car allowances in the case of Mr. Moody. Does not include amounts attributable to miscellaneous benefits received by executive officers, including the use of company-owned automobiles and the payment of certain club dues. The costs to us of providing such benefits to any individual executive officer during the year ended December 31, 2003, did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported for the individual.

(3)	Reflects employer matching contributions to 401(K) accounts.

(4)	Mr. Moody resigned during the fourth quarter of 2004.

*	A group life insurance policy is offered to all employees as part of our group benefit plans. There are no life insurance policies issued on our executive officers outside of said policy.

      Option Grants in Last Fiscal Year. We did not grant stock options under our Stock Option Plan and did not grant any Stock Appreciation Rights under our SAR Plan to any named executive officer during the year ended December 31, 2003. Effective September 27, 2004, Messrs. Bigger and Moody were granted options for 15,000 shares of our stock, Ms. Robinson was granted options for 25,000 shares of our stock, Mr. Scott was granted options for 32,500 shares of our stock, and Mr. Jamison was granted options for 50,000 shares of our stock. These options were granted at an exercise price of $15.00. The exercise price was determined by an independent evaluation of fair market value performed subsequent to September 30, 2004 by a firm experienced in valuing community bank stocks.

      Option Exercises. The following table sets forth certain information concerning exercises of stock options under our Stock Option Plan by the named executive officers during the year ended December 31, 2003 and stock options held at year-end.

Aggregated Option/ SAR Exercises in Last Fiscal Year

and Year End Option Values

	Shares		Number of Securities
	Acquired		Underlying Unexercised	Value of In-The-Money
	on	Value	Options/SARs at FY-End	Options/SARs FY-End
Name	Exercise	Realized(1)	Exercisable/Unexercisable	Exercisable/Unexercisable

Edward Jamison
Options	15,000	$96,000	138,207/—	$886,291/—
SARS	—	—	—/35,243	—/$111,368
Lawrence Scott
Options	—	—	19,824/2,832	$17,049/$2,436
SARS	—	—	—/17,622	—/$34,187
Cathy Robinson
Options	—	—	5,034/17,622	$22,250/$50,046
SARS	—	—	—/17,622	—/$55,686
David Moody
Options	—	—	10,070/17,622	$44,509/$50,046
SARS	—	—	—/17,622	—/$55,686
Don Bigger
Options	—	—	818/1,700	$49/$102
SARS	—	—	—/—	—/—

(1)	In accordance with applicable rules of the SEC, values are calculated by subtracting the exercise price from the fair market value of the underlying stock. For purposes of this table only, fair market value at December 31, 2003 is deemed to be $8.40 per share, the per-share exercise price for certain employee stock options. Since there has been no public trading price for our common stock, the value was determined based upon a multiple (1.5) of our book value. For purposes of the foregoing table, stock options with an exercise price less than that amount are considered to be “in-the-money” and are considered to have a value equal to the difference between this amount and the exercise price of the stock option multiplied by the number of shares covered by the stock option. For purposes of this table, the value of the SARs is equal to the difference between the book value of Community Bancorp at December 31, 2003 ($6.96 per share) and the exercise price of the SAR.

Employment Agreements

      We entered into an employment agreement, dated as of November 1, 2004, with Edward M. Jamison, our President and Chief Executive Officer. The agreement expires on December 31, 2007, subject to the automatic extension provisions of the agreement. Under the employment agreement, Mr. Jamison is entitled to a base salary of $260,000, subject to adjustment by our board of directors.

      If Mr. Jamison is terminated by Community Bancorp and/or Community National Bank of Nevada without cause (as defined in the agreement), he will receive a lump sum severance payment equal to 24 months base salary then in effect plus two times the amount of Executive’s bonus for the year preceding the termination. Based upon Mr. Jamison’s current base salary and the amount of his bonus for 2003, the amount that would be payable to Mr. Jamison pursuant to such termination benefit would be $880,000.

      Mr. Jamison will also be entitled under certain circumstances to receive a lump-sum change in control severance payment in an amount equal to (i) 36 months base salary then in effect plus (ii) three times the amount of Executive’s bonus for the year preceding the termination, less applicable state and federal withholdings. If a change in control (as defined in the agreement) closes while Mr. Jamison is employed during the term of his employment agreement, or if Community Bancorp and/or Community Bank of Nevada enters into an agreement for a change in control, or a change in control is announced or required to be announced while Mr. Jamison is employed, he will receive the change in control severance payment upon closing of the change in control. Alternatively, if Mr. Jamison’s employment during the term is terminated by Community Bancorp and/or Community Bank of Nevada without cause and within 12 months thereafter Community Bancorp and/or Community Bank of Nevada enters into an agreement for a change in control, or a change in control is announced or required to be announced, he will receive the change in control severance payment upon the closing of such change in control, less the amount of any termination payments already received. Based upon Mr. Jamison’s current base salary and the amount of his bonus for 2003, the amount that would be payable to Mr. Jamison pursuant to such change in control severance payment benefit would be $1,320,000.

      We entered into an employment agreement, dated as of November 1, 2004, with Cathy Robinson, our Executive Vice President and Financial Officer. The agreement expires on December 31, 2007, subject to the automatic extension provisions of the agreement. Under the employment agreement, Ms. Robinson is entitled to a base salary of $145,000, subject to adjustment by our board of directors.

      We also entered into an employment agreement, dated as of November 1, 2004, with Lawrence K. Scott, our Executive Vice President, Chief Operating Officer and Chief Credit Officer. The agreement expires on December 31, 2007, subject to the automatic extension provisions of the agreement. Under the employment agreement, Mr. Scott is entitled to a base salary of $180,000, subject to adjustment by our board of directors.

      If either Ms. Robinson or Mr. Scott is terminated by Community Bancorp and/or Community National Bank of Nevada without cause (as defined in the agreement), he or she will receive a lump sum severance payment equal to 12 months base salary then in effect plus one times the amount of the executive’s bonus for the year preceding the termination. Based upon their current base salaries and the amount of their bonuses for 2003, the amount that would be payable to Ms. Robinson and Mr. Scott pursuant to such termination benefit would be $210,000 and $290,000, respectively.

      Both Ms. Robinson and Mr. Scott will also be entitled under certain circumstances to receive a lump-sum change in control severance payment in an amount equal to (i) 24 months base salary then in effect plus (ii) two times the amount of Executive’s bonus for the year preceding the termination, less applicable state and federal withholdings. If a change in control (as defined in the agreement) closes while Ms. Robinson or Mr. Scott is employed during the term of his employment agreement, or if Community Bancorp and/or Community Bank of Nevada enters into an agreement for a change in control, or a change in control is announced or required to be announced while Ms. Robinson or Mr. Scott is employed, he or she will receive the change of control severance payment upon closing of the change in control. Alternatively, if Ms. Robinson or Mr. Scott’s employment during the term is terminated by Community Bancorp and/or Community Bank of Nevada without cause, and within 12 months thereafter Community Bancorp and/or Community Bank of Nevada enters into an agreement for a change of control, or a change in control is announced or required to be announced, he/she will receive the change in control severance payment upon closing of such change in control, less the amount of any termination payments already received. Based upon their current base salary and the amount of their bonuses for 2003, the amount that would be payable to Ms. Robinson and Mr. Scott pursuant to such change in control severance payment benefit would be $420,000 and $580,000, respectively.

1995 Stock Option and Award Plan

      Community Bank of Nevada adopted its 1995 Stock Option and Award Plan, or the Stock Option Plan, which was adopted by Community Bancorp upon the completion of the holding company formation transaction. The Stock Option Plan is intended to advance our interests by encouraging stock ownership on the part of key employees and non-employee directors.

      The Stock Option Plan provides for incentive stock options (within the meaning of Section 422 of the Internal Revenue Code) for our employees, and non-qualified stock options for directors and any other individuals to whom our board of directors determines to grant options. While the Stock Option Plan provides that the exercise price of options granted under the plan may be determined by our board of directors, all incentive stock options, and in fact all options granted to date, have had an exercise price equal to the estimated fair market value of our stock as of the date of grant. No option may have a term of greater than ten years. The Stock Option Plan also provides for the granting of stock appreciation rights in tandem with options, although no such grants have occurred.

      As of September 30, 2004, we had options outstanding to purchase a total of 429,601 shares of our common stock under the Plan and 26,661 shares available for grant.

2000 Stock Appreciation Rights Plan

      Community Bank of Nevada adopted its 2000 Stock Appreciation Rights Plan, or the SARs Plan, which was adopted by the Community Bancorp upon completion of the holding company formation transaction. The board or its committee can determine exercisability restrictions on SARs at the time of grant. Upon exercise, an SAR permits the holder to receive cash in an amount equal to the excess of the fair market value of a share of common stock on the date of exercise over the grant price, multiplied by the number of shares with respect to which the SAR is exercised. SARs will have a term determined by the board or its committee at the time of grant, which may be up to five years.

      We have 127,527 of outstanding stock appreciation rights, or SARs, as of September 30, 2004. A significant majority of the rights were granted in 2000 and fully vest and expire in 2005. Pursuant to the plan, each right gives the grantee the right to receive a cash payment from us equal to the excess of the fair value of our common stock, if we complete an initial public offering over the grant price of the SARs. As of September 30, 2004, the total amount included in accrued expenses related to this plan totals approximately $494,000 and the amount is based upon our book value pursuant to the plan. Upon the completion of this offering, we will accrue approximately $1.1 million of additional expense ($747 thousand net of taxes) based on using the fair value of our common stock of $19 (the mid-point of the range set forth on the cover page of this prospectus). Our net income, on a pro forma basis, would be $3.8 million for the nine months ended September 30, 2004 had this offering been completed on September 30, 2004. See our financial statements for more information regarding the stock appreciation rights.

Certain Relationships and Related Transactions

      Some of our directors and officers and the business organizations with which they are associated, have been customers of, and have had banking transactions with us in the ordinary course of our business, and we expect to have such banking transactions in the future. All loans and commitments to loan included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of similar creditworthiness and, in our opinion, these transactions do not involve more than a normal risk of collectibility or present other unfavorable features.

      At September 30, 2004, our officers and directors, or companies in which they have 10% or more of beneficial interest, were indebted to us in the aggregate amount of $10.3 million in connection with the banking transactions referred to above. This amount represents approximately 2.65% of our outstanding net loans. All such loans are currently performing in accordance with their terms.

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth, as of the date hereof, information with respect to the beneficial ownership of our common stock by:

•	each person known to us to beneficially own more than 5% of the outstanding shares of our common stock,

•	each of our directors,

•	each of the persons listed in the Summary Compensation Table,

•	all executive officers and directors as a group, and

•	the selling shareholders.

      Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Common stock subject to options that are currently exercisable or exercisable within 60 days of the date hereof are deemed to be outstanding and beneficially owned by the person holding such options. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

      All share amounts reflect the 5 for 1 stock split effective as of September 27, 2004. Percentage of beneficial ownership is based on 4,726,860 shares of common stock outstanding as of September 30, 2004 and 6,126,860 shares of common stock to be outstanding after the offering.

	Beneficial Ownership of				Beneficial Ownership of
	Common Stock Before				Common Stock After
	Offering				Offering

	Shares		Percent		Shares	Percent
Name and Address of Beneficial	Beneficially		of	Shares to be	Beneficially	of
Owner(1)	Owned		Shares	Sold	Owned	Shares

5% Shareholder/ Selling Shareholder
David Sorenson	539,700	(2)	11.4%	107,940	431,760	6.1%
Shareholder
Gene Yamagata	443,630		9.4%	88,672	354,688	5.1%
Shareholder
(Other selling shareholders)
Directors and Named Executive Officers
Noall J. Bennett	186,981	(3)	3.9%	—	186,981	2.7%
Chairman of the Board
Don F. Bigger	766		*	—	766	*
EVP/ Chief Credit Administration Officer
Jacob Bingham	21,830	(4)	*	—	21,830	*
Director
Edward M. Jamison	276,138	(5)	5.8%	—	276,138	4.0%
Chief Executive Officer, Vice Chairman
Charles R. Norton	470,665	(6)	9.9%	93,133	377,532	5.4%
Director
Cathy Robinson	12,750	(7)	*	—	12,750	*
EVP/Chief Financial Officer
Lawrence K. Scott	22,955		*	—	22,955	*
EVP/Chief Operating Officer
Gary W. Stewart	18,140	(8)	*	—	18,140	*
Director
Russell C. Taylor	481,106	(9)	10.2%	93,831	387,275	5.5%
Director
All Directors and Executive Officers as a Group (10 people)	1,491,331		30.1%	186,964	1,304,367	18.3%

*	Less than 1%

(1)	Unless otherwise indicated, each shareholder has sole voting and investment power with respect to the shares beneficially owned by the shareholder and the address or the shareholder is our address, 400 South 4th Street, Las Vegas, Nevada, 89146.

(2)	Includes 64,045 shares held directly by Mr. Sorensen, 153,085 shares held jointly with Mr. Sorensen’s wife, Veral Sorensen, 96,965 shares held in an account at Bear Stearns for the benefit of Mr. Sorensen, 203,940 shares by Mr. Sorensen’s daughter, Sheila (Sorensen) Smith, and 21,665 shares held by Mr. Sorensen’s daughter and son-in-law, Sheila and Jeff Smith.

(3)	Includes 5,415 shares held directly by Mr. Bennett, options for 12,246 shares, 153,085 shares held in Zina 1, Ltd., a family partnership, 5,415 shares held by Mr. Bennett’s daughter, 5,405 shares held by Mr. Bennett’s son, Daniel Bennett, and 5,415 shares held by Mr. Bennett’s son, Joseph J. Bennett.

(4)	Includes 250 shares held directly by Mr. Bingham, 16,070 shares held in the Bingham Family Trust, and options for 5,510 shares.

(5)	Includes 116,540 shares held in the Jamison Family Trust, 530 shares held directly by Mr. Jamison, 530 shares held by Mr. Jamison’s son, Leigh (Jamison) Blood, 530 shares held by Mr. Jamison’s daughter, Stacie (Jamison) Christensen, 530 shares held by Mr. Jamison’s daughter, Gina (Jamison) Piet, and options for 157,478 shares.

(6)	Includes 5,130 shares held by Mr. Norton’s daughter, Leslie Karras, 12,740 shares held by Mr. Norton’s son, Chad Norton, 447,795 shares held by the Charles R. Norton Trust, and options for 5,100 shares.

(7)	Includes 7,650 shares held jointly with Ms. Robinson’s husband, Jack Robinson, and options for 5,100 shares.

(8)	Includes 5,415 shares held directly by Mr. Stewart and options for 12,725 shares.

(9)	Includes 1,260 shares held by Mr. Taylor’s daughter and her husband, Colleen and Richard Tanner, 20,405 shares held in the Richard and Colleen Tanner Trust, 406,650 shares held jointly with Mr. Taylor’s wife, Joyce Taylor, 210 shares held directly by Mr. Taylor, 27,100 shares held by Mr. Taylor’s son, Timothy Taylor, 13,530 shares held jointly by Mr. Taylor’s son and daughter-in-law, Warren and Tina Taylor, and options for 11,951 shares.

DESCRIPTION OF CAPITAL STOCK

General

      Our Articles of Incorporation, as amended on September 27, 2004, authorize us to issue up to 10,000,000 shares of common stock, $0.001 par value, and no other class of shares is authorized. There were 4,726,860 shares outstanding at September 30, 2004, after adjusting for the 5 for 1 stock split effective on September 27, 2004. After this offering, and based on the number of shares of common stock outstanding at September 30, 2004 (as adjusted), 6,126,860 shares of common stock will be outstanding, or 6,456,860 shares if the underwriters’ over-allotment option is exercised in full. In addition, as of September 30, 2004, options to purchase 429,601 shares of our common stock have been granted (as adjusted), but have not been exercised, pursuant to our stock option plan. There are 26,661 shares (as adjusted) remaining available for future grant pursuant to our stock option plan. Our shares do not represent or constitute deposit accounts and are not insured by the FDIC.

Common Stock

      Dividends. Our shareholders are entitled to receive such dividends, if any, as may be declared by the board of directors out of funds legally available for such purpose. Our ability to make dividend payments to our shareholders is subject to statutory and regulatory restrictions that apply to Community Bank of Nevada and to contractual restrictions under our trust preferred securities. See “Supervision and Regulation — Dividends” and “Trading History and Dividend Policy.” If we issue preferred stock in the future, those holders may have a priority over the holders of common stock with respect to dividends.

      Voting Rights. Each share of common stock is entitled to one vote on all matters presented for a vote. Cumulative voting for the election of directors is not authorized. In most circumstances, shareholders may act by written consent in lieu of a shareholders meeting.

      Preemptive Rights. Our Articles of Incorporation provide that holders of shares of common stock shall not have any preemptive right (i.e. the right of first refusal to acquire shares offered by Community Bancorp) to acquire unissued shares of capital stock of Community Bancorp.

      Other Rights. Our shares of common stock have no liquidation rights or conversion rights, and our Articles of Incorporation contain no provisions regarding the redemption of the common stock, nor any sinking fund provisions.

      Assessment. Shares of Community Bancorp common stock are not assessable.

Articles of Incorporation and Bylaws

      Shareholders’ rights and related matters are governed by our Articles of Incorporation, Bylaws and Nevada law. Our Articles of Incorporation may not be amended without the affirmative vote of at least a majority of the outstanding shares unless a greater amount is required by law. Subject to the approval of the Commissioner of Financial Institutions Division for the State of Nevada, if such approval is required, our Bylaws may be amended by either the board of directors or by the affirmative vote of a majority of our outstanding voting shares.

Board of Directors

      Our Bylaws provide that the number of directors must fall within a range between five and 25, the exact number to be fixed by resolution of the board of directors. The board of directors has set the current size of the board at six persons. Each director is appointed for a term of one year until his or her successor is appointed and qualified.

Indemnification

      Indemnification. Our Articles of Incorporation and Bylaws contain provisions for the indemnification of our officers and directors, and authorize us to pay reasonable expenses incurred by, or to satisfy a fine or judgment against, a current or former director, officer, employee or agent in connection with certain types of legal liability incurred by the individual while acting for Community Bancorp within the scope of his or her employment, except for acts or omissions that are finally adjudged to be intentional misconduct, fraud, or a knowing violation of law and was material to the cause of action. The indemnification provided for in our Articles of Incorporation is not exclusive of any other rights to which those indemnified may be entitled under any bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

      Limitation of Liability. Nevada state law contains provisions eliminating the personal liability of directors and officers to Community Bancorp or our shareholders for damages for breach of fiduciary duty as a director or officer, except for acts or omissions involving intentional misconduct, fraud, or a knowing violation of law.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of Community Bancorp pursuant to the foregoing provisions, Community Bancorp has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Defensive Provisions of Nevada Law

      Certain provisions of the Nevada Revised Statutes, or the NRS, summarized below, may be considered to have an anti-takeover effect and may delay, deter, or prevent a tender offer, proxy contest or other takeover attempt that shareholders might consider to be in their best interest, including such an attempt that might result in the payment of a premium over the market price of the shareholders’ shares.

      Community Bancorp is not subject to the NRS provisions, which are commonly referred to as Nevada’s “business combination law” (codified in NRS Sections 78.411 through 78.444), or the BCL, since it has opted out of the provisions of such law. However, Community Bancorp has not opted out of the NRS provisions which are commonly referred to as the “control share law” (codified in NRS Sections 78.378 through 78.3793), or the CSL, and, such provisions apply while Community Bancorp has 200 or more shareholders of record, at least 100 of whom are in Nevada.

      The BCL provides, among other things, for restrictions on business “combinations” (as broadly defined in the BCL) between a corporation and a person (individually or in association with others) who is deemed an “interested stockholder” because such person (i) has acquired ten percent or more of the voting power of the corporation’s shares or (ii) has certain affiliations or associations with the corporation and previously owned ten percent or more of such voting shares. Such business combinations are prohibited for a three-year period specified by the BCL unless certain prior approvals by the corporation’s board of directors have been obtained. After expiration of the three-year period, such business combinations are still prohibited unless certain prior approvals by the corporation’s board of directors or disinterested shareholders have been obtained or certain fair value requirements are met.

      The CSL provides, among other things, that a person (individually or in association with others) who acquires a “controlling interest” (which, under the definition in the CSL, can be as small as 20% of the voting power in the election of directors) in a corporation will obtain voting rights in the “control shares” only to the extent such rights are conferred by a vote of the disinterested shareholders. In addition, in certain cases where the acquiring party has obtained such shareholder approval for voting rights, shareholders who voted against conferring such voting rights will be entitled to demand payment by the corporation of the fair value of their shares.

Defensive Provisions in Articles or Bylaws

      Our Bylaws provide certain procedures that must be complied with in order for a shareholder to propose a nominee for director, to be considered by our nominating committee. These provisions contain time limits and informational requirements that must be complied with in order to make such nominations.

      Our Articles of Incorporation prohibit cumulative voting in the election of directors. Cumulative voting may facilitate a shareholder or group of shareholders in electing one or more candidates to our board of directors in opposition to our slate of proposed directors.

      Our Articles of Incorporation authorize the issuance of 10,000,000 shares of common stock. The shares of common stock were authorized to provide our board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, and the exercise of employee stock options. However, these additional authorized shares may also be used by the board of directors, to the extent consistent with its fiduciary duty, to deter future attempts to gain control of Community Bancorp. As a result of the ability to issue additional shares of common stock, the board has the power to issue stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of Community Bancorp, and thereby allow members of management to retain their positions.

      The provisions described above may be considered to have an anti-takeover effect and may delay, defer or prevent a tender offer or other takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including such an attempt as might result in the receipt of a premium over the market price for the shares of common stock held by such shareholder.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock will be Computershare Trust Company, Inc.

UNDERWRITING

      The underwriters named below are acting through their representative, Keefe, Bruyette & Woods, Inc. Subject to the terms and conditions set forth in the underwriting agreement among us, the selling shareholders and Keefe, Bruyette & Woods, Inc., we and the selling shareholders have agreed to sell the underwriters, and the underwriters have agreed to purchase, the number of shares of our common stock set forth opposite their names below.

Number of
Underwriters	Shares

Keefe, Bruyette & Woods, Inc.
D.A. Davidson & Co.

Total

      The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at its discretion based on its assessment of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwrites are obligated to purchase all of the shares of common stock in this offering if any are purchased, other than those covered by the over-allotment option described below.

      We have granted the underwriters an option to purchase up to 330,000 additional shares of our common stock at the initial public offering price, less the underwriting discounts and commissions, set forth on the cover page of this prospectus. This option is exercisable for a period of 30 days. We will be obligated to sell additional shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of common stock offered by this prospectus, if any.

      The following table shows the per-share and total underwriting discounts and commissions that we will pay to the underwriter. These amounts are shown assuming no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Without Over-	With Over-
	allotment	allotment

Per Share
Total

      We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $728,000.

      At our request, the underwriters have reserved up to 110,000 shares of our common stock being offered by this prospectus for sale to our directors, officers, employees, business associates and related persons at the public offering price. The sales will be made through a directed share program. Any shares purchased under this directed share program will be subject to a 180-day lock-up period. We do not know if these persons will elect to purchase all or any portion of these reserved shares, but any purchases that they do make will reduce the number of shares available to the general public. These persons must commit to purchase no later than the close of business on the first business day following the date of the underwriting agreement. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other common stock offered.

      The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $           per share on sales to other brokers or dealers. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

      The shares of common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and reject orders in whole or in part.

      We, and our executive officers, directors and principal shareholders (greater than 5% shareholders), except in their capacity as selling shareholders pursuant to this offering, have agreed, for a period of 180 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, or otherwise dispose of or hedge, directly or indirectly, any of our shares of common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock or warrants or other rights to purchase shares of our common stock or similar securities, without, in each case, the prior written consent of the underwriters. These restrictions are expressly agreed to preclude us, and our executive officers, directors and principal shareholders from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

      Prior to this offering, there has been no public market for our common stock. The range for the public offering price for our common stock set forth on the cover page was negotiated among us and the underwriters taking into consideration numerous factors. The principal factors considered in determining the offering price range and the final offering price are:

•	prevailing market and general economic conditions;

•	our results of operations, including, but not limited to, our recent financial performance prevailing at the commencement of this offering and immediately prior to final agreement on price;

•	our current financial position, including, but not limited to, our stockholders’ equity and the composition of assets and liabilities reflected on our balance sheet;

•	our business potential and prospects in our principal market area;

•	an assessment of our management;

•	the present state and perceived prospects of our industry;

•	the market valuations and financial performance of other publicly traded bank holding companies; and

•	the receptivity by prospective buyers to the shares being offered at prices within and outside of the price range.

      In determining the price range and the final price the factors described above were not assigned any particular weight. Rather, these factors are considered as a totality in our negotiation with the underwriter over the price range and our initial public offering price. Based on the initial public offering price per share of $19.00 (the mid-point of the range set forth on the cover page), but without giving effect to the shares to be issued in this offering, the ratio of our initial public offering price per share to our diluted earnings per share for the last twelve months ended September 30, 2004 is 14.3, and the ratio of our initial public offering price per share to our book value per share as of September 30, 2004 is 2.43. See “Community Bancorp’s Summary Consolidated Financial Information.” Based on the initial public offering price per share of $19.00 (the mid-point of the range set forth on the cover page) and giving effect to the shares to be issued in this offering, the ratio of our initial public offering price per share to our book value per share as of September 30, 2004 is 1.93.

      We have applied to have our common stock listed for quotation on the Nasdaq National Market under the symbol “CBON.”

      In connection with this underwriting, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

      We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriter may be required to make in respect thereof.

      From time to time, some of the underwriters may have provided and may continue to provide financial advisory and investment banking services to us.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our common stock. No prediction can be made as to the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our shares. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

      After this offering, 6,126,860 shares of common stock will be outstanding, or 6,456,860 shares if the underwriters’ over-allotment option is exercised in full. Of these shares, the                      shares sold in this offering, or                      shares if the underwriters’ over-allotment option is exercised in full, will be freely tradable without restriction under the Securities Act, except that any shares held by our “affiliates” as defined in Rule 144 under the Securities Act may be sold only in compliance with the limitations described below. The remaining                      shares of common stock are “restricted securities,” within the meaning of Rule 144 under the Securities Act. The restricted securities generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption provided by Rule 144 under the Securities Act.

      In connection with this offering, our existing officers, directors and principal shareholders, who will beneficially own a total of                      shares after this offering, have entered into lock-up agreements pursuant to which they have agreed not to sell any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters, which may, in their sole discretion, at any time and without notice, waive any of the terms of these lock-up agreements. The underwriters presently have no intention to allow any shares of common stock to be sold or otherwise offered by us prior to the expiration of the 180 day lock-up period. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless such sale meets the conditions and restrictions of Rule 144 as described below.

      In general, under Rule 144, as currently in effect, any person or persons whose shares are required to be aggregated, including an affiliate of ours, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three month period, commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the then outstanding common stock; or

•	the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the SEC.

      Sales under Rule 144 are also subject to provisions relating to notice and manner of sale and the availability of current public information about us during the 90 days immediately preceding a sale. In addition, a person who is not an affiliate of ours during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above.

      Our directors and officers who purchased our shares in connection with a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Affiliates may sell their Rule 701 shares without having to comply with Rule 144’s holding period restrictions. In each of these cases, Rule 701 allows the shareholders to sell 90 days after the date of this prospectus. Adjusting for the recent stock split, as of the date hereof, 429,601 of our shares of common stock are subject to outstanding options.

      We intend to register on a registration statement on Form S-8 a total of 456,262 shares of common stock issuable upon the exercise of options or reserved for future issuance under our stock option plans. The Form S-8 registration will permit the resale in the public market of shares so registered by non-affiliates without restriction under the Securities Act.

EXPERTS

      The financial statements included in this prospectus, to the extent and for the periods indicated in their reports, have been audited by McGladrey & Pullen, LLP, independent registered public accounting firm, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

CERTAIN LEGAL MATTERS

      Reitner & Stuart, San Luis Obispo, California, has advised us in connection with certain federal banking and securities law aspects of this offering. Santoro, Driggs, Walch, Kearney, Johnson & Thompson, Ltd., Las Vegas, Nevada, has advised us in connection with certain matters related to Nevada law in connection with this offering, and will pass upon the validity of our common stock offered by this prospectus. The validity of the common stock offered by this prospectus will be passed upon for the underwriter by Manatt, Phelps & Phillips, LLP, Los Angeles, California. Manatt, Phelps & Phillips, LLP will rely as to matters of Nevada law upon the opinion of Santoro, Driggs, Walch, Kearney, Johnson & Thompson, Ltd.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. You may review a copy of the registration statement on Form S-1 including the attached exhibits, at the SEC’s public reference facilities at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or the SEC’s website referred to below. You may also obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains periodic reports, proxy statements and other information about issuers, like us, that we will file electronically with the SEC following the completion of this offering. The address of that site is www.sec.gov.

COMMUNITY BANCORP

COMMUNITY BANCORP AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

September 30, 2004 and December 31, 2003

	September 30,	December 31,
	2004	2003

	(Unaudited)

	(Dollars in thousands)
ASSETS
Cash and due from banks	$18,691	$11,828
Federal funds sold	22,633	24,177

Cash and cash equivalents	41,324	36,005
Securities available for sale	85,453	66,702
Securities held to maturity (fair market value approximates $2,127 and $2,249)	2,039	2,151
Investment in Federal Home Loan Bank (FHLB), Federal Reserve Bank (FRB) and Pacific Coast Bankers Bank (PCBB) stock	2,205	1,240
Loans, net of allowance for loan losses of $5,827 and $5,409	380,225	343,219
Premises and equipment, net	8,384	8,612
Other real estate owned	2,163	1,192
Accrued interest receivable	1,972	1,702
Deferred tax assets, net	1,078	1,103
Bank owned life insurance	9,097	—
Other assets	1,593	1,505

Total assets	$535,533	$463,431

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Non-interest bearing demand	$127,555	$98,544
Interest bearing:
Demand	235,717	158,273
Savings	6,178	4,773
Time, $100,000 or more	47,512	58,862
Other time	64,517	83,261

Total deposits	481,479	403,713

Short term borrowings	—	10,000
Accrued interest payable and other liabilities	1,592	2,053
Junior subordinated debt	15,464	15,464

	17,056	27,517

Commitments and Contingencies (Note 6)
Stockholders’ Equity
Common stock, par value: September 30, 2004: $0.001; December 31, 2003: no par value, shares authorized: 10,000,000; shares issued: September 30, 2004: 4,761,235; December 31, 2003: 4,663,955	5	10,258
Additional paid-in capital	10,981	—
Retained earnings	25,856	21,558
Stock dividends distributable	—	278
Accumulated other comprehensive income	441	392

	37,283	32,486
Less cost of treasury stock, 34,375 shares	(285)	(285)

Total stockholders’ equity	36,998	32,201

Total liabilities and stockholders’ equity	$535,533	$463,431

See Notes to Unaudited Consolidated Financial Statements.

COMMUNITY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Nine Months Ended September 30, 2004 and 2003 (Unaudited)

	2004	2003

	(Dollars in thousands,
	except per share
	information)
Interest and dividend income:
Loans, including fees	$19,270	$18,089
Securities:
Taxable	1,388	944
Non-Taxable	662	624
Federal funds sold	493	206
Dividends	54	34

Total interest and dividend income	21,867	19,897

Interest expense on:
Deposits	4,450	5,227
Short term borrowings	44	24
Junior subordinated debt	553	543

	5,047	5,794

Net interest income	16,820	14,103
Provision for loan losses	582	1,233

Net interest income after provision for loan losses	16,238	12,870

Other income:
Service charges and other income	752	777
Loan brokerage and referral fees	184	359
Income from bank owned life insurance	97	—
Net gain on sales of loans	52	47
Net gain on sales of securities	12	5

	1,097	1,188

Other expenses:
Salaries, wages and employee benefits	6,611	5,425
Occupancy, equipment & depreciation	1,114	1,048
Data processing	406	391
Advertising and public relations	473	299
Professional fees	227	156
Telephone and postage	152	174
Stationery and supplies	180	159
Insurance	179	116
Loan related	197	88
Director fees	136	84
Foreclosed assets, net	109	148
Software maintenance	81	67
Other	657	821

	10,522	8,976

Income before income taxes	6,813	5,082
Income tax expense	2,235	1,677

Net income	$4,578	$3,405
Other comprehensive income (loss)
Unrealized gain (loss) on securities available for sale	49	(294)

Comprehensive income	$4,627	$3,111

Earnings per share:
Basic	$0.98	$0.74
Diluted	$0.95	$0.72
Dividends per share (paid in the form of stock)	$0.06	$0.03

See Notes to Unaudited Consolidated Financial Statements.

COMMUNITY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2004 and 2003 (Unaudited)

	2004	2003

	(Dollars in thousands)
Cash Flows from Operating Activities:
Net income	$4,578	$3,405
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of premises and equipment	540	529
Loss on foreclosed assets	96	186
(Income) from bank owned life insurance	(97)	—
(Gain) on sale of loans	(52)	(47)
(Gain) on sale of securities available for sale	(12)	(5)
Deferred taxes	—	12
Provision for loan losses	582	1,233
Tax benefit related to exercise of stock options	95	—
Net amortization of investment premium and discount	527	887
(Increase) in accrued interest receivable	(270)	(114)
(Increase) in other assets	(88)	(184)
Increase (decrease) in accrued interest payable and other liabilities	(461)	764

Net cash provided by operating activities	5,438	6,666

Cash Flows from Investing Activities:
Proceeds from maturities of and principal paydowns on securities held to maturity	111	227
Purchase of securities available for sale	(46,574)	(48,903)
Proceeds from maturities of and principal paydowns on securities available for sale	16,007	25,205
Proceeds from sales of securities available for sale	11,376	5,005
Investment in FHLB, FRB and PCBB stock	(965)	(416)
Purchase of premises and equipment	(312)	(158)
Proceeds from sale of foreclosed assets	445	2,327
Investment in bank owned life insurance	(9,000)	—
Net (increase) in loans	(39,048)	(52,722)

Net cash (used in) investing activities	(67,960)	(69,435)

Cash Flows from Financing Activities:
Cash dividends paid for fractional shares	(9)	(9)
Net increase (decrease) in short term borrowings	(10,000)	—
Net increase in deposits	77,766	45,595
Purchase of treasury stock	—	(34)
Proceeds from exercise of common stock options	84	70

Net cash provided by financing activities	67,841	45,622

Increase (decrease) in cash and cash equivalents	5,319	(17,147)
Cash and cash equivalents, beginning of period	36,005	33,537

Cash and cash equivalents, end of period	$41,324	$16,390

Supplemental Disclosures of Cash Flow Information:
Cash payments for interest	$5,238	$6,026
Cash payments for taxes	$2,490	$1,765
Supplemental Schedule of Noncash Investing and Financing Activities:
Other real estate acquired through foreclosure	$1,512	$761
Treasury stock acquired in partial payment of loan	$—	$223

See Notes to Unaudited Consolidated Financial Statements.

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Nature of Business and Summary of Significant Accounting Policies

Nature of Business

      Community Bancorp (the Bancorp) is a holding company whose subsidiary, Community Bank of Nevada, is a Nevada state chartered bank that provides a full range of banking services to commercial and consumer customers through five branches located in the Las Vegas Metropolitan area. The Company’s business is concentrated in southern Nevada and is subject to the general economic conditions of this area. Segment information is not presented since all of the Company’s revenues are attributable to one operating segment. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general industry practice.

      A summary of the significant accounting policies used by the Bancorp and its subsidiary are as follows:

Principles of Consolidation

      The consolidated financial statements include the accounts of Community Bancorp and its wholly owned subsidiary, Community Bank of Nevada (the Bank), collectively referred to herein as the Company. Significant intercompany accounts and transactions are eliminated in consolidation.

Use of estimates

      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Interim financial information

      The accompanying unaudited consolidated financial statements as of September 30, 2004 and 2003 have been prepared in condensed format, and therefore do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

      The information furnished in these interim statements reflects all adjustments which are, in the opinion of management, necessary for a fair statement of the results for each respective period presented. Such adjustments are of a normal recurring nature. The results of operation in the interim statements are not necessarily indicative of the results that may be expected for any other quarter or for the full year. The interim financial information should be read in conjunction with the Company’s Annual Report. Condensed financial information as of December 31, 2003 has been presented next to the interim consolidated balance sheet for informational purposes.

      A consolidated statement of stockholders’ equity is not included as part of these interim financial statements since there has been no material changes in the capital structure of the Company, other than the change due to the stock split and change in par value which is discussed below.

Stock Split

      The Company’s Board of Directors approved a 5-for-1 common stock split for shareholders of record on September 17, 2004. The stock split resulted in the issuance of 3,761,488 additional shares, and increased the number of authorized shares from 2,000,000 to 10,000,000. All share and per share information has been retroactively adjusted to reflect this stock split. In conjunction with the stock split,

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 1.	Nature of Business and Summary of Significant Accounting Policies (continued)

the par value of common stock changed from no par value to a par value of $0.001. This resulted in a reclassification of $10,981,000 from common stock to additional paid-in capital in September 2004.

Stock Dividends and Stock Dividends Distributable

      Stock dividends are recorded at estimated fair value by transferring an amount from retained earnings to common stock. Stock dividends declared before but payable after a period-end are recorded at estimated fair value when declared by charging retained earnings and are reflected as stock dividends distributable in the accompanying financial statements.

Employee Stock Plans

      At September 30, 2004, the Company has a stock-based compensation plan, which is described more fully in Note 9 of the audited financial statements. The Company accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no stock-based employee compensation cost has been recognized, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share had compensation cost for all of the stock-based compensation plans been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123, Accounting for Stock-Based Compensation):

	Nine Months Ended
	September 30,

	2004	2003

	(Dollars in thousands,
	except per share data)
Net income:
As reported	$4,578	$3,405
Deduct total stock-based employee compensation expense determined under minimum value method for all awards, net of related tax effects	(47)	(39)

Proforma	$4,531	$3,366

Earnings per share:
As reported
Basic	$0.98	$0.74
Diluted	$0.95	$0.72
Proforma:
Basic	$0.97	$0.73
Diluted	$0.94	$0.71

Note 2.	Earnings Per Share

      Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding options, and are determined using the treasury stock method.

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 2.	Earnings Per Share (continued)

      Earnings per common share have been computed based on the following:

	Nine Months Ended
	September 30,

	2004	2003

	(Dollars in thousands, except
	per share data)
Net income	$4,578	$3,405

Average number of common shares outstanding	4,671,332	4,616,884
Effect of dilutive options	141,322	113,050

Average number of common shares outstanding used to calculate diluted earnings per common share	4,812,654	4,729,934

Basic EPS	$0.98	$0.74
Diluted EPS	$0.95	$0.72

Note 3.	Comprehensive Income

      Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. Gains and losses on available-for-sale securities are reclassified to net income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income at the time of the charge.

	Nine Months
	Ended
	September 30,

	2004	2003

	(Dollars in
	thousands)
Net income	$4,578	$3,405
Other comprehensive income:
Unrealized holding gains (losses) on securities available for sale arising during the period, net of taxes of: 2004: $25; 2003: ($152)	49	(294)

Comprehensive income	$4,627	$3,111

Note 4.	Current Accounting Developments

FASB Interpretation (FIN) No. 46, Consolidation of Variable Interest Entities — an interpretation of Accounting Research Bulletin No. 51 (Revised December 2003)

      FIN 46 establishes accounting guidance for consolidation of variable interest entities (VIE) that function to support the activities of the primary beneficiary. The primary beneficiary of a VIE is the entity that absorbs a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both, as a result of ownership of a controlling interest, contractual relationship or other business relationship with a VIE. Prior to the implementation of FIN 46, VIEs were generally consolidated by an enterprise when the enterprise had a controlling financial interest through ownership of a majority of voting interest in the entity. The provisions of FIN 46 were effective immediately for all arrangements entered

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4.	Current Accounting Developments (continued)

into after January 31, 2003. However, subsequent revisions to the interpretation deferred the implementation date of FIN 46 until the first period ending after March 15, 2004.

      The Company adopted FIN 46, as revised, in connection with the preparation of these consolidated financial statements. The implementation of FIN 46 required the Company to de-consolidate its investment in Community Bancorp Statutory Trust I because the Company is not the primary beneficiary. Previous years were restated accordingly. There was no impact on stockholders’ equity or net income upon adoption of the standard.

Emerging Issues Task Force (EITF) 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

      During 2003, the Company adopted the disclosure provisions required of Emerging Issues Task Force, or EITF, 03-01. EITF 03-01 provides guidance for evaluating whether an investment is other-than-temporarily impaired and requires certain quantitative and qualitative disclosures related to investments. Adoption of this new standard did not materially affect the operating results or financial condition of the Company.

FASB Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an Interpretation of FASB Statement No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34.

      FIN 45 elaborates on the disclosure to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. Implementation of FIN 45 did not have a significant impact on the Company’s financial statements.

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5.	Loans

      The composition of the Company’s loan portfolio at September 30, 2004 and December 31, 2003 is as follows:

	September 30, 2004	December 31, 2003

	(Dollars in thousands)
Commercial and industrial	$60,990	$62,476
Real estate:
Commercial	143,431	122,396
Residential	26,467	26,987
Construction and land development, including raw land of approximately $68,955 for 2004 and $60,523 for 2003	153,260	133,875
Consumer and other	4,099	4,348

	388,247	350,082
Less:
Allowance for loan losses	5,827	5,409
Net unearned loan fees and discounts	2,195	1,454

	$380,225	$343,219

      Changes in the allowance for loan losses for the nine months ended September 30, 2004, and 2003 are as follows:

	September 30, 2004	September 30, 2003

	(Dollars in thousands)
Balance, beginning	$5,409	$4,688
Provision for loan losses	582	1,233
Less amounts charged off	(247)	(546)
Recoveries of amounts charged off	83	34

Balance, ending	$5,827	$5,409

Note 6.	Commitments and Contingencies

Financial instruments with off-balance-sheet risk

      The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk in excess of amounts recognized in the balance sheets.

      The Company’s exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for these commitments is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6.	Commitments and Contingencies (continued)

      A summary of the contract amount of the Company’s exposure to off-balance-sheet risk as of September 30, 2004 and December 31, 2003 is as follows:

	September 30,	December 31,
	2004	2003

	(Dollars in thousands)
Commitments to extend credit, including unsecured commitments of $13,285 for 2004, $19,422 for 2003	$110,478	$81,516
Credit card commitments, including unsecured amounts of $1,543 for 2004 and $1,508 for 2003	1,564	1,584
Standby letters of credit, including unsecured commitments of $1,122 for 2004 and $25 for 2003	2,184	1,215

	$114,226	$84,315

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties. As of September 30, 2004, the Company has approximately $342,000 reflected in other liabilities for off-balance sheet risk associated with commitments to extend credit.

      Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required as the Company deems necessary. Essentially all letters of credit issued have expiration dates within one year. Upon entering into letters of credit, the Company records the related liability at fair value pursuant to FASB Interpretation 45 (FIN 45). Thereafter, the liability is evaluated pursuant to FASB Statement No. 5 “Accounting for Contingencies”. As of September 30, 2004, the amount of the liability related to guarantees was approximately $8,000.

      In connection with standby letters of credit, the Company recognizes the related commitment fee received from the third party as a liability at the inception of the guarantee arrangement pursuant to FASB Interpretation 45 (FIN 45). Commitment fees where the likelihood of exercise of the commitment is remote, are generally recognized as service fee income on a straight line basis over the commitment period. All other commitment fees are deferred over the entire commitment period and are not recognized as service fee income until the expiration of the commitment period.

Financial instruments with concentrations of credit risk

      The Company makes commercial, commercial real estate, residential real estate and consumer loans to customers primarily in southern Nevada. At September 30, 2004, real estate loans accounted for approximately 83% of the total loans. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 75%. The Company’s policy for requiring collateral is to obtain collateral whenever it is available or desirable, depending upon the degree of risk the Company is

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6.	Commitments and Contingencies (continued)

willing to take. In addition, approximately 5% of total loans are unsecured. The Company’s loans are expected to be repaid from cash flow or from proceeds from the sale of selected assets of the borrowers.

      A substantial portion of the Company’s customers’ ability to honor their contracts is dependent on the economy in the area. The Company’s goal is to continue to maintain a diversified loan portfolio that requires the loans to be well collateralized and supported by cash flows.

Lease Commitment

      In August 2004 the Company entered into a lease agreement with an unrelated party for approximately 22,000 square feet of rentable office space located in southwest Las Vegas. The lease term is for ten years with an estimated commencement date of March 2005 and estimated expiration date of March 2015. The initial base rent will be approximately $37,000 per month, which increases annually.

Note 7.	Stock Options and Stock Appreciation Rights

Stock options

      The Company granted 20,000 stock options during the nine months ended September 30, 2004. These options had a weighted average exercise price of $9.60 and vest over three years, 30% in year one and two, and 40% in year three.

      Effective September 27, 2004, the Company approved the granting of 175,000 stock options to certain employees and members of the Board of Directors with the exercise price to be determined by an independent valuation specialist. Subsequent to September 30, 2004 the exercise price has been determined to be $15.00. 95,000 of these options vest over five years and 80,000 vest immediately.

Stock appreciation rights

      On July 20, 2000, the Company’s Board of Directors approved the 2000 Stock Appreciation Rights Plan (“SAR Plan”). The SAR Plan authorized 250,000 rights to be granted to certain directors, officers and key employees at the discretion of the Board of Directors. Each right gives the grantee the right to receive cash payment from the Company equal to the excess of (a) the exercise price of the SAR over the (b) grant price of the SAR. Rights granted under the SAR Plan vest in five years. Pursuant to the plan, prior to an initial public offering the exercise price is equal to the book value, as such, changes in the book value of the Company’s common stock are reflected as a charge to earnings for each period in which the rights are outstanding pursuant to FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. Pursuant to the plan, each right gives the grantee the right to receive a cash payment from the Company equal to the excess of the fair value of the Company’s common stock over the grant price if the Company completes an initial public offering. The expense related to the SAR plan was approximately $174,000 and $112,000 for the nine months ended September 30, 2004 and 2003, respectively. The total amount in accrued expenses was $494,000 at September 30, 2004.

      There were no grants of stock appreciation rights during the nine months ended September 30, 2004 and 2003. As of September 30, 2004, 127,527 rights are outstanding.

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8.	Quarterly Data (Unaudited)

	2004			2003

	Third	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

	(Dollars in thousands, except per share data)
Interest and dividend income	$7,553	$7,255	$7,059	$7,246	$6,842	$6,683	$6,372
Interest Expense	1,681	1,744	1,622	1,659	1,804	2,001	1,989

Net Interest Income	5,872	5,511	5,437	5,587	5,038	4,682	4,383
Provision for loan losses	360	—	222	490	654	171	408

Net interest income, after provision for loan losses	5,512	5,511	5,215	5,097	4,384	4,511	3,975
Noninterest income	378	346	373	375	394	395	399
Noninterest expenses	3,671	3,425	3,426	3,044	2,937	2,926	3,113

Income before income taxes	2,219	2,432	2,162	2,428	1,841	1,980	1,261
Provision for income taxes	714	808	713	618	608	653	416

Net Income	$1,505	$1,624	$1,449	$1,810	$1,233	$1,327	$845

Earnings per common share:
Basic	$0.32	$0.35	$0.31	$0.39	$0.27	$0.29	$0.18

Diluted	$0.31	$0.34	$0.31	$0.38	$0.26	$0.28	$0.18

MCGLADREY & PULLEN

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Community Bancorp
Las Vegas, Nevada

      We have audited the accompanying consolidated balance sheets of Community Bancorp and subsidiaries (collectively referred to as the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Bancorp and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

MCGLADREY & PULLEN, LLP

Las Vegas, Nevada

February 19, 2004, except for Note 18, as to which the date is September 27, 2004.

COMMUNITY BANCORP AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002

	(Dollars in thousands)
ASSETS
Cash and due from banks	$11,828	$14,650
Federal funds sold	24,177	18,887

Cash and cash equivalents	36,005	33,537
Securities available for sale	66,702	60,463
Securities held to maturity (fair market value approximates $2,249 and $2,514)	2,151	2,418
Investment in Federal Home Loan Bank (FHLB), Federal Reserve Bank (FRB) and Pacific Coast Bankers Bank (PCBB) stock	1,240	715
Loans, net of allowance for loan losses of $5,409 and $4,688	343,219	287,841
Premises and equipment, net	8,612	9,081
Other real estate owned	1,192	2,655
Accrued interest receivable	1,702	1,732
Deferred tax assets, net	1,103	816
Other assets	1,505	1,313

Total assets	$463,431	$400,571

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Non-interest bearing demand	$98,544	$70,249
Interest bearing:
Demand	158,273	128,440
Savings	4,773	3,857
Time, $100,000 or more	58,862	59,807
Other time	83,261	89,231

Total deposits	403,713	351,584

Short term borrowings	10,000	5,000
Accrued interest payable and other liabilities	2,053	1,311
Junior subordinated debt	15,464	15,464

	27,517	21,775

Commitments and Contingencies (Note 8)
Stockholders’ Equity
Common stock, no par value, shares authorized: 10,000,000; shares issued: 2003: 4,663,955; 2002: 4,607,040	10,258	9,890
Retained earnings	21,558	16,760
Stock dividends distributable	278	138
Accumulated other comprehensive income	392	424

	32,486	27,212
Less cost of treasury stock, 34,375 shares	(285)	—

Total stockholders’ equity	32,201	27,212

Total liabilities and stockholders’ equity	$463,431	$400,571

See Notes to Consolidated Financial Statements.

COMMUNITY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

	(Dollars in thousands, except per
	share information)
Interest and dividend income:
Loans, including fees	$24,679	$23,172	$21,107
Securities:
Taxable	1,331	1,414	1,831
Non-Taxable	845	484	306
Federal funds sold	242	339	835
Dividends	46	34	40
Other	—	6	—

Total interest and dividend income	27,143	25,449	24,119

Interest expense on:
Deposits	6,679	8,428	10,737
Short term borrowings	52	64	—
Junior subordinated debt	722	217	—

	7,453	8,709	10,737

Net interest income	19,690	16,740	13,382
Provision for loan losses	1,723	1,958	1,909

Net interest income after provision for loan losses	17,967	14,782	11,473

Other income:
Service charges and other income	1,050	1,030	864
Bond claim reimbursement	—	—	514
Loan brokerage and referral fees	446	334	119
Net gain on sales of loans	65	45	173
Net gain/(loss) on sales of securities	2	(17)	—

	1,563	1,392	1,670

Other expenses:
Salaries, wages and employee benefits	7,306	5,807	5,316
Occupancy, equipment and depreciation	1,417	1,045	919
Data processing	522	465	509
Advertising and public relations	465	403	421
Professional fees	230	145	236
Telephone and postage	232	194	166
Stationery and supplies	209	177	151
Insurance	173	150	77
Loan related	127	113	53
Director fees	104	92	89
Foreclosed assets, net	103	(173)	—
Software maintenance	99	66	46
Other	1,033	628	477

	12,020	9,112	8,460

Income before income taxes	7,510	7,062	4,683
Income tax expense	2,295	2,337	1,526

Net income	$5,215	$4,725	$3,157

Earnings per share:
Basic	$1.13	$1.03	$0.69
Diluted	$1.10	$1.01	$0.68

See Notes to Consolidated Financial Statements.

COMMUNITY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended December 31, 2003, 2002 and 2001

					Accumulated
		Common Stock
					Stock	Other
	Comprehensive	Outstanding		Retained	Dividends	Comprehensive	Treasury
Description	Income	Shares	Amount	Earnings	Distributable	Income	Stock	Total

	(Dollars in thousands, except share data)
Balance, December 31, 2000		4,573,115	$9,799	$9,428	$—	$128	$—	$19,355
Comprehensive income:
Net income	$3,157	—	—	3,157	—	—	—	3,157
Other comprehensive income:
Unrealized holding gains on securities available for sale arising during the period, net of taxes of $40	78	—	—	—	—	78	—	78

	$3,235

Stock options exercised		8,925	21	—	—	—	—	21
Cash dividends on common stock, $0.06 per share		—	—	(275)	—	—	—	(275)

Balance, December 31, 2001		4,582,040	9,820	12,310	—	206	—	22,336
Comprehensive income:
Net income	$4,725	—	—	4,725	—	—	—	4,725
Other comprehensive income:
Unrealized holding gains on securities available for sale arising during the period, net of taxes of $106	207	—	—	—	—	207	—	207
Reclassification adjustment for realized losses, net of taxes of $6	11	—	—	—	—	11	—	11

	$4,943

Stock options exercised		25,000	70	—	—	—	—	70
Stock dividends declared on common stock, $0.03 per share		—	—	(138)	138	—	—	—
Cash dividends on common stock, $0.03 per share		—	—	(137)	—	—	—	(137)

Balance, December 31, 2002		4,607,040	9,890	16,760	138	424	—	27,212
Distribution of stock dividends declared in 2002		15,915	138	—	(138)	—	—	—
Comprehensive income:
Net income	$5,215	—	—	5,215	—	—	—	5,215
Other comprehensive income:
Unrealized holding losses on securities available for sale arising during the period, net of taxes of $16	(32)	—	—	—	—	(32)	—	(32)

	$5,183

Stock options exercised		25,000	70	—	—	—	—	70
Tax benefit related to the exercise of stock options		—	30	—	—	—	—	30
Stock dividends on common stock, $0.03 per share		16,000	130	(130)	—	—	—	—
Cash dividends on common stock (in lieu of fractional shares)		—	—	(9)	—	—	—	(9)
Treasury stock acquired in partial payment of loan		(26,515)	—	—	—	—	(223)	(223)
Purchase of treasury stock		(7,860)	—	—	—	—	(62)	(62)
Stock dividends declared on common stock, $0.06 per share		—	—	(278)	278	—	—	—

Balance, December 31, 2003		4,629,580	$10,258	$21,558	$278	$392	$(285)	$32,201

Total dividends per share was $0.09, $0.06, and $0.06 for the years ended December 31, 2003, 2002 and 2001, respectively.

See Notes to Consolidated Financial Statements.

COMMUNITY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

	(Dollars in thousands)
Cash Flows from Operating Activities:
Net income	$5,215	$4,725	$3,157
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of premises and equipment	706	569	570
(Gain) loss on sale of foreclosed assets	103	(35)	(5)
(Gains) losses on sales of securities available for sale	(2)	17	—
Deferred taxes	(281)	(223)	(261)
Realized gains on sales of loans	(65)	(45)	(173)
Proceeds from sales of loans held for sale	904	2,826	3,657
Originations of loans held for sale	(839)	(2,533)	(5,177)
Provision for loan losses	1,723	1,958	1,909
Tax benefit related to the exercise of stock options	30	—	—
Net (accretion) amortization of investment premium and discount	1,049	412	(80)
(Increase) decrease in accrued interest receivable	30	(205)	411
Increase in other assets	(192)	(457)	(86)
Increase (decrease) in accrued interest payable and other liabilities	742	(86)	(211)

Net cash provided by operating activities	9,123	6,923	3,711

Cash Flows from Investing Activities:
Proceeds from maturities of and principal paydowns on securities held to maturity	266	504	2,166
Purchase of securities available for sale	(48,866)	(47,596)	(35,891)
Proceeds from maturities of and principal paydowns on securities available for sale	30,585	17,233	26,286
Proceeds from sales of securities available for sale	10,958	5,591	4,500
Investment in FHLB, FRB, and PCBB stock	(525)	(167)	—
Purchase of premises and equipment	(237)	(1,303)	(368)
Proceeds from sale of foreclosed assets	2,552	675	5
Improvements made to foreclosed assets	—	(18)	—
Net increase in loans	(58,516)	(48,472)	(56,326)

Net cash used in investing activities	(63,783)	(73,553)	(59,628)

Cash Flows from Financing Activities:
Cash dividends paid	(9)	(275)	(275)
Net increase in short term borrowings	5,000	2,236	2,764
Net increase in deposits	52,129	74,162	22,446
Proceeds from issuance of junior subordinated debt	—	15,000	—
Purchase of treasury stock	(62)	—	—
Proceeds from exercise of common stock options	70	70	21

Net cash provided by financing activities	57,128	91,193	24,956

Increase (decrease) in cash and cash equivalents	2,468	24,563	(30,961)
Cash and cash equivalents, beginning of year	33,537	8,974	39,935

Cash and cash equivalents, end of year	$36,005	$33,537	$8,974

Supplemental Disclosures of Cash Flow Information:
Cash payments for interest	$7,657	$8,835	$10,881
Cash payments for taxes	$2,435	$2,626	$1,694
Supplemental Schedule of Noncash Investing and Financing Activities:
Other real estate acquired through foreclosure	$1,192	$640	$2,637
Treasury stock acquired in partial payment of loan	$223	$—	$—
Change in cash dividends payable	$—	$(138)	$—

See Notes to Consolidated Financial Statements.

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Nature of Business and Summary of Significant Accounting Policies

Nature of Business

      Community Bancorp (the Bancorp) is a holding company whose subsidiary, Community Bank of Nevada (the Bank), is a Nevada state chartered bank that provides a full range of banking services to commercial and consumer customers through five branches located in the Las Vegas Metropolitan area. The Company’s business is concentrated in southern Nevada and is subject to the general economic conditions of this area. Segment information is not presented since all of the Company’s revenues are attributable to one operating segment. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general industry practice.

      A summary of the significant accounting policies used by the Bancorp and its subsidiary are as follows:

Principles of Consolidation

      During the year ended December 31, 2002, stockholders of Community Bank of Nevada exchanged their common stock in Community Bank of Nevada for common stock in the newly formed holding company, Community Bancorp. The transaction was accounted for at historical cost.

      The consolidated financial statements include the accounts of Community Bancorp and its wholly owned subsidiary, Community Bank of Nevada (the Bank), collectively referred to herein as the Company. Significant intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Cash and Cash Equivalents

      For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, amounts due from banks (including cash items in process of clearing) and federal funds sold. Cash flows from loans originated by the Company, deposits and federal funds purchased are reported net.

      The Company maintains amounts due from banks that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities

      Securities classified as available for sale are equity securities and those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as a separate component of other comprehensive income (loss), net of the related deferred tax effect. The amortization of premiums and accretion of discounts are recognized in interest income over their contractual lives. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 1.	Nature of Business and Summary of Significant Accounting Policies (continued)

      Securities classified as held to maturity are those debt securities that the Company has both the intent and the ability to hold to maturity, regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives. The sale of a security within three months of its maturity date or after at least 85% of the principal outstanding has been collected is considered a maturity for purposes of classification and disclosure.

      Declines in fair value of individual securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Such write-downs are included in earnings as realized losses.

Federal Home Loan Bank, Federal Reserve Bank, and Pacific Coast Bankers Bank stock

      The Bank, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB. Likewise, as a member of the Federal Reserve Bank (FRB) system, the Bank must maintain an investment in the FRB. The FHLB, FRB, and PCBB stock is recorded at cost that equals its redemption value.

Loans

      Loans are stated at the amount of unpaid principal, reduced by net deferred loan fees and an allowance for loan losses.

      The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

      The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience and peer bank experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower’s ability to pay. Due to the credit concentration of the Company’s loan portfolio in real estate secured loans, the value of collateral is heavily dependent on real estate values in Southern Nevada. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

      The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan pursuant to FASB Statement No. 114, “Accounting by Creditors for Impairment of a Loan.” The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative and environmental factors pursuant to FASB Statement No. 5, “Accounting for Contingencies.”

      A loan is impaired when it is probable, based on current information and events, the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 1.	Nature of Business and Summary of Significant Accounting Policies (continued)

loan agreement. Impaired loans are measured on an individual basis for commercial and construction loans based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Loans Held for Sale

      Loans held for sale are those loans that the Company has the intent to sell in the foreseeable future. They are reported at the lower of aggregate cost or fair value. Gains or losses on the sale of loans are recognized pursuant to Financial Accounting Standards Board (FASB) Statement No. 140, Accounting for Transfers and Servicing Financial Assets and Extinguishments of Liabilities. All sales are made without recourse. The Company issues various representations and warranties associated with the sale of loans. The Company has not incurred any significant losses resulting from these provisions. There was not a significant amount of loans held for sale at December 31, 2003 or 2002.

Earnings Per Common Share

      Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding options, and are determined using the treasury stock method.

      Earnings per common share have been computed based on the following:

	2003	2002	2001

	(Dollars in thousands, except per share data
Net income	$5,215	$4,725	$3,157

Average number of common shares outstanding	4,620,744	4,591,026	4,579,653
Effect of dilutive options	108,277	91,460	96,264

Average number of common shares outstanding used to calculate diluted earnings per common share	4,729,021	4,682,486	4,675,917

Basic EPS	$1.13	$1.03	$0.69
Diluted EPS	$1.10	$1.01	$0.68

Interest and Fees on Loans

      Interest on loans is recognized over the terms of the loans and is calculated using the effective interest method. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Cash collections on impaired loans are generally credited to the loan receivable balance and no interest income is recognized on these loans until the principal balance has been collected, unless the Company determines that collection of the remaining principal balance is reasonably assured.

      The Company determines a loan to be delinquent when payments have not been made according to the contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. The

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 1.	Nature of Business and Summary of Significant Accounting Policies (continued)

accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days delinquent.

      All interest accrued and not collected for loans that are placed on nonaccrual is reversed against interest income. The interest income on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

      Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan’s yield. The Company is generally amortizing these amounts over the contractual life of the loan. Commitment fees based upon a percentage of a customer’s unused line of credit and fees related to standby letters of credit are generally recognized over the commitment period.

Loan Brokerage and Referral Fees

      As a service for customers, the Company has entered into agreements with unaffiliated mortgage companies to complete applications, loan documents and perform pre-underwriting activities for long-term residential mortgages. The fees from these agreements are recognized as income when earned.

Transfers of Financial Assets

      Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and Equipment

      Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives: buildings and improvements — 15 to 39 years, and equipment, furniture and automobiles — 5 to 10 years. Leasehold improvements are depreciated over the lesser of their useful lives or the lease term.

Other Real Estate Owned

      Other real estate owned (OREO) is held for sale and is carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of transfer to OREO is charged to the allowance for loan losses. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value and valuation allowances to reduce the carrying amount to fair value less estimated costs to dispose are recorded as necessary. Management has determined that no valuation allowance was necessary as of December 31, 2003. Revenue and expense from the operations of OREO and changes in the valuation allowance are included in other expense.

Income Taxes

      Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 1.	Nature of Business and Summary of Significant Accounting Policies (continued)

deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Off-Balance-Sheet Instruments

      In the ordinary course of business, the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

Employee Stock Plans

      At December 31, 2003, the Company has a stock-based compensation plan, which is described more fully in Note 9. The Company accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no stock-based employee compensation cost has been recognized, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share had compensation cost for all of the stock-based compensation plans been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123, Accounting for Stock-Based Compensation):

	2003	2002	2001

	(Dollars in thousands, except
	per share data)
Net income:
As reported	$5,215	$4,725	$3,157
Deduct total stock-based employee compensation expense determined under minimum value method for all awards, net of related tax effects	(53)	(58)	(36)

Proforma	$5,162	$4,667	$3,121

Earnings per share:
As reported
Basic	$1.13	$1.03	$0.69
Diluted	$1.10	$1.01	$0.68
Proforma:
Basic	$1.12	$1.02	$0.68
Diluted	$1.09	$1.00	$0.67

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 1.	Nature of Business and Summary of Significant Accounting Policies (continued)

      The proforma compensation cost for options granted in 2003 and 2002 is recognized for the fair value of the stock options granted, which management estimated using the minimum value approach with the following assumptions. There were no options granted in 2001.

	2003	2002

Expected life in years	10	10
Risk-free interest rate	4%	3%
Dividends rate	$0.03	$0.03
Fair value per optional share	$2.20	$1.91

Comprehensive Income

      Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. Gains and losses on available-for-sale securities are reclassified to net income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income at the time of the charge.

Fair Value of Financial Instruments

      FASB Statement No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value.

      Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction at December 31, 2003 or 2002. The estimated fair value amounts for 2003 and 2002 have been measured as of year-end, and have not been reevaluated or updated for purposes of these financial statements subsequent to those dates. As such, the estimated fair values of these financial instruments subsequent to the reporting date may be different than the amounts reported at year-end.

      The information in Note 15 should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only required for a limited portion of the Company’s assets.

      Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Company’s disclosures and those of other companies or banks may not be meaningful.

      The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and Cash Equivalents

      The carrying amounts reported in the balance sheets for cash and due from banks and federal funds sold approximate their fair value.

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 1.	Nature of Business and Summary of Significant Accounting Policies (continued)

Securities

      Fair value for securities is based on quoted market prices where available or on quoted markets for similar securities in the absence of quoted prices on the specific security.

Loans

      For variable rate loans that reprice frequently and that have experienced no significant change in credit risk, fair value is based on carrying value. Variable rate loans comprised approximately 70% of the total loan portfolio at December 31, 2003 and 2002. Fair value of all other loans is estimated based on discounted cash flows using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Prepayments prior to the repricing date are not expected to be significant. Loans are expected to be held to maturity and any unrealized gains or losses are not expected to be realized.

Accrued Interest Receivable and Payable

      The carrying amounts reported in the consolidated balance sheets for accrued interest receivable and payable approximate their fair values.

Deposit Liabilities

      The fair value disclosed for demand and savings deposits approximate their carrying amounts which represent the amount payable on demand. The carrying amounts for variable rate money market accounts and certificates of deposit approximate their fair value at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated expected monthly maturities on time deposits. Early withdrawals of fixed rate certificates of deposit are not expected to be significant.

Junior Subordinated Debt

      The carrying amounts reported in the consolidated balance sheets for junior subordinated debt approximate their fair value because the interest rate is variable.

Short Term Borrowings

      The carrying amounts reported in the consolidated balance sheets for short term borrowings approximate their fair value because of the short term nature of these advances.

Off-Balance Sheet Instruments

      Fair value for off-balance-sheet instruments (lending commitments and standby letters of credit) are based on quoted fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Reclassifications

      Certain amounts in the 2002 and 2001 consolidated financial statements were reclassified to conform to the 2003 presentation, with no effect on previously reported net income or stockholders’ equity.

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 1.	Nature of Business and Summary of Significant Accounting Policies (continued)

Stock Dividends and Stock Dividends Distributable

      Stock dividends are recorded at estimated fair value by transferring an amount from retained earnings to common stock. Stock dividends declared before but payable after a year-end are recorded at estimated fair value when declared by charging retained earnings and is reflected as stock dividends distributable in the accompanying financial statements.

Current Accounting Developments

      FASB Interpretation (FIN) No. 46, Consolidation of Variable Interest Entities — an interpretation of Accounting Research Bulletin No. 51 (Revised December 2003)

      FIN 46 establishes accounting guidance for consolidation of variable interest entities (VIE) that function to support the activities of the primary beneficiary. The primary beneficiary of a VIE is the entity that absorbs a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both, as a result of ownership of a controlling interest, contractual relationship or other business relationship with a VIE. Prior to the implementation of FIN 46, VIEs were generally consolidated by an enterprise when the enterprise had a controlling financial interest through ownership of a majority of voting interest in the entity. The provisions of FIN 46 were effective immediately for all arrangements entered into after January 31, 2003. However, subsequent revisions to the interpretation deferred the implementation date of FIN 46 until the first period ending after March 15, 2004.

      The Company adopted FIN 46, as revised, in connection with the preparation of these consolidated financial statements. The implementation of FIN 46 required the Company to de-consolidate its investment in Community Bancorp Statutory Trust I because the Company is not the primary beneficiary. Previous years were restated accordingly. There was no impact on stockholders’ equity or net income upon adoption of the standard.

      Emerging Issues Task Force (EITF) 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

      During 2003, the Company adopted the disclosure provisions required of Emerging Issues Task Force, or EITF, 03-01. EITF 03-01 provides guidance for evaluating whether an investment is other-than-temporarily impaired and requires certain quantitative and qualitative disclosures related to investments. Adoption of this new standard did not materially affect the operating results or financial condition of the Company.

      FASB Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others-an Interpretation of FASB Statement No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34.

      FIN 45 elaborates on the disclosure to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. Implementation of FIN 45 did not have a significant impact on the Company’s financial statements.

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 2.	Restrictions on Cash and Due from Banks

      The Company is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank. The total of these reserve balances was approximately $1,059,000 and $819,000 at December 31, 2003 and 2002, respectively.

Note 3.	Securities

      Carrying amounts and estimated fair values of securities available for sale as of December 31 are summarized as follows:

	2003

	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Values

	(Dollars in thousands)
U.S. Treasury securities	$1,006	$3	$—	$1,009
U.S. Government-sponsored agencies	13,927	39	(49)	13,917
Municipal bonds	22,229	688	(72)	22,845
Other debt securities	1,507	96	—	1,603
Mortgage-backed securities	27,439	132	(243)	27,328

	$66,108	$958	$(364)	$66,702

	2002

	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Values

	(Dollars in thousands)
U.S. Treasury securities	$2,437	$6	$—	$2,443
U.S. Government-sponsored agencies	7,928	96	—	8,024
Municipal bonds	16,925	307	(57)	17,175
Other debt securities	2,523	59	(2)	2,580
Mortgage-backed securities	25,008	250	(27)	25,231
Mutual funds	5,010	—	—	5,010

	$59,831	$718	$(86)	$60,463

      Carrying amounts and estimated fair values of securities held to maturity as of December 31 are summarized as follows:

	2003

	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Values

	(Dollars in thousands)
Municipal bonds	$1,671	$96	$—	$1,767
SBA pools	480	2	—	482

	$2,151	$98	$—	$2,249

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3.	Securities (continued)

	2002

	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Values

	(Dollars in thousands)
Municipal bonds	$1,887	$93	$—	$1,980
SBA pools	531	3	—	534

	$2,418	$96	$—	$2,514

      The amortized cost and fair value of securities available for sale and held to maturity as of December 31, 2003 by contractual maturities are shown below. Maturities may differ from contractual maturities in mortgage-backed securities and SBA loan pools because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are also not included in the maturity categories in the following summary:

	Available for Sale		Held to Maturity

	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

	(Dollars in thousands)
Due within one year	$8,412	$8,442	$250	$251
Due after one year through five years	14,433	14,518	599	647
Due after five years through ten years	14,846	15,385	822	869
Due after ten years	978	1,030	—	—
Mortgage-backed securities and SBA loan pools	27,439	27,327	480	482

	$66,108	$66,702	$2,151	$2,249

      Gross realized gains and (losses) on sales of securities during the years ended December 31, 2003 and 2002 were $2,000 and $55,000 and $(0) and $(72,000) respectively. There were no gains or losses on sales of securities during the year ended December 31, 2001. Securities held to maturity with carrying amounts of approximately $528,000 at December 31, 2002, and securities available for sale with carrying amounts of approximately $18,389,000 and $13,608,000 at December 31, 2003 and 2002, respectively, were pledged to secure public deposits, the advance from the Federal Home Loan Bank (see Note 10), and for other purposes required or permitted by law.

      Management evaluates the investment portfolio for other than temporary impairment on at least a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. As of December 31, 2003, no investments had material continuous losses existing greater than twelve months.

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4.	Loans

      The composition of the Company’s loan portfolio as of December 31 is as follows:

	2003	2002

	(Dollars in thousands)
Commercial and industrial	$62,476	$62,135
Real estate:
Commercial	122,396	89,612
Residential	26,987	23,632
Construction and land development, including raw land of approximately $60,523 for 2003 and $31,494 for 2002	133,875	114,144
Consumer and other	4,348	4,012

	350,082	293,535
Less:
Allowance for loan losses	5,409	4,688
Net unearned loan fees and discounts	1,454	1,006

	$343,219	$287,841

      Changes in the allowance for loan losses for years ended December 31 are as follows:

	2003	2002	2001

	(Dollars in thousands)
Balance, beginning	$4,688	$3,700	$2,827
Provision for loan losses	1,723	1,958	1,909
Less amounts charged off	(1,036)	(1,033)	(1,037)
Recoveries of amounts charged off	34	63	1

Balance, ending	$5,409	$4,688	$3,700

      Loans with a balance of approximately $42,207,000 and $12,348,000 were pledged as collateral on advances from the Federal Home Loan Bank at December 31, 2003 and 2002, respectively (see Note 10).

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4.	Loans (continued)

      Information about impaired and nonaccrual loans as of and for the years ended December 31, 2003, 2002 and 2001 is as follows:

	2003	2002	2001

	(Dollars in thousands)
Impaired loans with a valuation allowance	$1,070	$5,152	$5,584
Impaired loans without a valuation allowance	293	—	491

Total impaired loans	$1,363	$5,152	$6,075

Average balance of impaired loans	$1,776	$5,357	$6,835

Related allowance for credit losses	$269	$1,164	$1,349

Nonaccrual loans	$1,596	$3,213	$5,584

Loans past due 90 days or more and still accruing	$—	$21	$4

Interest income recognized on impaired loans	$—	$311	$609

Interest income recognized on a cash basis on impaired loans	$—	$311	$609

      In 2003, the Company accepted 26,515 shares of its own stock in partial payment on an impaired loan. Based on an agreed upon fair value of $8.40 per share, the Company reduced the outstanding balance on the loan by $223,000. The loan has been restructured and is now paying according to the restructured repayment terms and thus is not included as an impaired loan at December 31, 2003.

Note 5.	Premises and Equipment

      The major classes of premises and equipment and the total accumulated depreciation at December 31 are as follows:

	2003	2002

	(Dollars in thousands)
Land	$2,695	$2,695
Buildings and improvements	5,267	5,298
Equipment and furniture	3,407	3,335
Automobiles	194	198

	11,563	11,526
Less accumulated depreciation	(2,951)	(2,445)

	$8,612	$9,081

Note 6.	Deposits

      At December 31, 2003, the scheduled maturities of time deposits are as follows (dollars in thousands):

2004	$128,297
2005	13,826

$142,123

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7.	Income Tax Matters

      The cumulative tax effects of the primary temporary differences that created deferred tax assets and liabilities at December 31 are as follows:

	2003	2002

	(Dollars in thousands)
Deferred tax assets:
Allowance for loan losses	$1,570	$1,308
Stock appreciation rights	109	58
Other	—	23

Total deferred tax assets	1,679	1,389

Deferred tax liabilities:
Unrealized gain on securities available for sale	(202)	(208)
Premises and equipment	(274)	(213)
Deferred loan costs	(68)	(152)
Other	(32)	—

Total deferred tax liabilities	(576)	(573)

Net deferred tax asset	$1,103	$816

      At December 31, 2003 and 2002, no valuation reserve was considered necessary as management believes it is more likely than not that the deferred tax assets will be realized due to taxes paid in prior years or future operations.

      The provision for federal income taxes is comprised of the following for the years ended December 31:

	2003	2002	2001

	(Dollars in thousands)
Current	$2,576	$2,560	$1,787
Deferred	(281)	(223)	(261)

	$2,295	$2,337	$1,526

      The income tax provision differs from the amount of income tax determined by applying the US federal income tax rate to pretax income for the years ended December 31, 2003, 2002 and 2001 due to the following:

	2003		2002		2001

	(Dollars in thousands)
Computed “expected” tax expense	$2,628	35%	$2,472	35%	$1,639	35%
Increase (decrease) in income tax resulting from:						—
Tax-exempt interest income	(287)	(4)%	(165)	(2)%	(104)	(2)%
Other	(46)	—	30	—	(9)	—

	$2,295	31%	$2,337	33%	$1,526	33%

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8.	Commitments and Contingencies

Financial Instruments with Off-Balance-Sheet Risk

      The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk in excess of amounts recognized in the balance sheets.

      The Company’s exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for these commitments is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

      A summary of the contract amount of the Company’s exposure to off-balance-sheet risk as of December 31 is as follows:

	2003	2002

	(Dollars in thousands)
Commitments to extend credit, including unsecured commitments of $19,422 for 2003 and $8,320 for 2002	$81,516	$71,401
Credit card commitments, including unsecured amounts of $1,508 for 2003 and $1,092 for 2002	1,584	1,124
Standby letters of credit, including unsecured commitments of $25 for 2003 and 2002	1,215	1,668

	$84,315	$74,193

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties. As of December 31, 2003, the Company has approximately $286,000 reflected in other liabilities for off-balance sheet risk associated with commitments to extend credit.

      Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required as the Company deems necessary. Essentially all letters of credit issued have expiration dates within one year. Upon entering into letters of credit, the Company records the related liability at fair value pursuant to FASB Interpretation 45 (FIN 45). Thereafter, the liability is evaluated pursuant to FASB Statement No. 5 “Accounting for Contingencies”. As of December 31, 2003, the amount of the liability related to guarantees was approximately $4,000.

      In connection with standby letters of credit, the Company recognizes the related commitment fee received from the third party as a liability at the inception of the guarantee arrangement pursuant to FASB Interpretation 45 (“FIN 45”). Commitment fees where the likelihood of exercise of the commitment is remote, is generally recognized as service fee income on a straight line basis over the

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8.	Commitments and Contingencies (continued)

commitment period. All other commitment fees are deferred over the entire commitment period and are not recognized as service fee income until the expiration of the commitment period.

Financial Instruments with Concentrations of Credit Risk

      The Company makes commercial, commercial real estate, residential real estate and consumer loans to customers primarily in southern Nevada. At December 31, 2003, real estate loans accounted for approximately 80% of the total loans. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 75%. The Company’s policy for requiring collateral is to obtain collateral whenever it is available or desirable, depending upon the degree of risk the Company is willing to take. In addition, approximately 5% of total loans are unsecured. The Company’s loans are expected to be repaid from cash flow or from proceeds from the sale of selected assets of the borrowers.

      A substantial portion of the Company’s customers’ ability to honor their contracts is dependent on the economy in the area. The Company’s goal is to continue to maintain a diversified loan portfolio that requires the loans to be well collateralized and supported by cash flows.

Lease Commitments

      During 2002, the Company entered into a lease agreement for its corporate office under an operating lease with an unrelated third party that expires on August 31, 2012. Future minimum rental payments due under this lease are (dollars in thousands):

2004	$292
2005	304
2006	304
2007	312
2008	328
Thereafter	1,245

$2,785

      Total rent expense was $304,000 and $95,000 for the years ended December 31, 2003 and 2002 respectively.

Note 9.	Stock Options and Stock Appreciation Rights

Stock Options

      The Company has adopted the 1995 Stock Option and Award Plan (the “Plan”) under which options to acquire common stock of the Company or bonus stock may be granted to employees, officers or directors at the discretion of the Board of Directors. The Plan allows for the granting of incentive and nonqualifying stock options as those terms are defined in the Internal Revenue Code. The Plan, as amended, authorized up to 752,061 shares of common stock be provided by shares authorized but not outstanding. The Plan provides for the exercise price and term of each option to be determined by the Board at the date of grant, provided that no incentive option shall have a term greater than 10 years. The Plan also provides for the granting, at the discretion of the Board, of stock appreciation rights or other tandem rights with respect to the granting of the stock options.

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9.	Stock Options and Stock Appreciation Rights (continued)

      A summary of stock option activity during the years ended December 31 is as follows:

	2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding options, beginning of year	317,475	$3.73	298,475	$3.06	308,650	$3.04
Granted	8,000	7.35	46,500	7.64	—	—
Adjustment due to stock dividends	2,061	3.69	—	—	—	—
Exercised	(25,000)	2.79	(25,000)	2.80	(8,925)	2.11
Forfeited	(22,578)	5.23	(2,500)	5.60	(1,250)	5.00

Outstanding options, end of year	279,958	3.76	317,475	3.73	298,475	3.06

Options exercisable, end of year	222,398	3.10	239,770	2.84	240,774	2.50

Options available to grant, end of year	210,914		194,275		238,275

Weighted-average remaining life (in years)	4		5		5

      A further summary of stock options outstanding at December 31, 2003 is as follows:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
Range of		Average	Average		Average
Exercise	Number	Remaining	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

$1.98	158,990	2 years	$1.98	158,990	$1.98
$3.96-$5.56	69,144	6 years	4.93	31,190	4.19
$7.54-$8.40	51,824	8 years	7.66	32,218	7.58

Stock Appreciation Rights

      On July 20, 2000, the Company’s Board of Directors approved the 2000 Stock Appreciation Rights Plan (“SAR Plan”). The SAR Plan authorized 250,000 rights to be granted to certain directors, officers and key employees at the discretion of the Board of Directors. Each right gives the grantee the right to receive cash payment from the Company equal to the excess of (a) the exercise price of the SAR over the (b) grant price of the SAR. Rights granted under the SAR Plan vest in five years. Pursuant to the plan, prior to an initial public offering, the exercise price is equal to the book value. As such, changes in the book value of the Company’s common stock are reflected as a charge to earnings for each period in which the rights are outstanding pursuant to FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. Pursuant to the plan, each right gives the grantee the right to receive a cash payment from the Company equal to the excess of the fair value of the Company’s common stock over the grant price if the Company completes an initial public offering. The expense related to the SAR plan was approximately $149,000, $40,000 and $105,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The total amount in accrued expenses was $320,000 and $171,000 at December 31, 2003 and 2002 respectively.

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9.	Stock Options and Stock Appreciation Rights (continued)

      Activity during the years ended December 31 is as follows:

	2003	2002	2001

Rights outstanding, beginning of year	147,500	130,000	130,000
Granted	—	17,500	—
Adjustment due to stock dividends	1,696	—	—
Forfeited	(22,500)	—	—
Exercised	—	—	—

Rights outstanding, end of year	126,696	147,500	130,000

Rights exercisable, end of year	—	—	—
Available to grant, end of year	123,304	102,500	120,000

      The weighted average grant price for the rights outstanding at December 31, 2003 was $3.94. The weighted average contractual life of the rights outstanding at December 31, 2003 is 2 years.

Note 10.	Short Term Borrowings

      The Company has a commitment from the Federal Home Loan Bank (FHLB) for advances. Borrowing capacity is determined based on collateral pledged, generally consisting of loans and securities, at the time of the advance. Advances from the FHLB at December 31, 2003 and 2002 were $10,000,000 and $5,000,000, respectively. Advances outstanding as of December 31, 2003 bear interest at 1.20% and mature on May 10, 2004.

      The Company has entered into three agreements with other lending institutions under which it can purchase up to $14,600,000 of federal funds. The interest rate charged on borrowings is determined by the lending institutions at the time of borrowings. Each line is unsecured. The agreements can be terminated by the lending institutions at any time. There were no balances outstanding under these agreements at December 31, 2003 and 2002.

Note 11.	Junior Subordinated Debt

      In September 2002, Community Bancorp (NV) Statutory Trust I was formed to issue $15,000,000 of floating rate (three-month LIBOR +3.4%) Cumulative Trust Preferred Securities. The funds raised from the issuance of these securities were all passed through to the Bancorp. Three-month LIBOR was 1.157% at December 31, 2003. The sole asset of the Capital Trust is a note receivable from the Bancorp. These securities require semi-annual interest payments and mature in 2032. These securities may be redeemed beginning in September 2007.

      In the event of certain changes or amendments to regulatory requirements or federal tax rules, the preferred securities are redeemable. The Trust’s obligations under the preferred securities are fully and unconditionally guaranteed by the Company and rank subordinate and junior in right of payment to all other liabilities of the Company. The trust preferred securities qualify as Tier 1 Capital for the Company, subject to certain limitations, with the excess being included in Total Capital for regulatory purposes.

Note 12.	Transactions with Related Parties

      The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, significant stockholders, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 12.	Transactions with Related Parties (continued)

parties). In management’s opinion, these loans and transactions were on the same terms as those for comparable loans and transactions with non-related parties.

      Aggregate loan transactions with related parties for the years ended December 31 were as follows:

	2003	2002	2001

	(Dollars in thousands)
Balance, beginning	$7,180	$7,623	$10,601
New loans	9,766	6,659	5,430
Repayments	(10,196)	(7,102)	(8,408)

Balance, ending	$6,750	$7,180	$7,623

      In addition to the above amounts, the Company has commitments to extend credit to related parties of approximately $2,881,000 and $790,000 at December 31, 2003 and 2002, respectively.

      None of these loans are past due, on nonaccrual status, or restructured to provide a reduction or deferral of interest or principal because of deteriorations in the financial position of the borrower. There were no loans to a related party that were considered classified loans at December 31, 2003.

Note 13.	Regulatory Capital

      The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve qualitative measures of the Company and the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003 and 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

      The most recent notification from the FRB, which was as of December 31, 2003, categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 13.	Regulatory Capital (continued)

      The Company and the Bank’s actual capital amounts and ratios are presented in the following table:

						To Be Well
				For Capital		Capitalized Under
				Adequacy		Prompt Corrective
		Actual		Purposes		Action Provisions

As of December 31, 2003:		Amount	Ratio	Amount	Ratio	Amount	Ratio

		(Dollars in thousands)
Bank	Total Capital (to Risk-Weighted Assets)	$45,191	12.1%	$29,832	8%	$37,291	10%
Company	Total Capital (to Risk-Weighted Assets)	$51,218	13.6%	$30,101	8%	N/A	N/A
Bank	Tier I Capital (to Risk-Weighted Assets)	$40,517	10.9%	$14,916	4%	$22,374	6%
Company	Tier I Capital (to Risk-Weighted Assets)	$42,059	11.2%	$15,050	4%	N/A	N/A
Bank	Tier I Capital (to Average Assets)	$40,517	8.8%	$18,335	4%	$22,919	5%
Company	Tier I Capital (to Average Assets)	$42,059	9.0%	$18,785	4%	N/A	N/A

						To Be Well
				For Capital		Capitalized Under
				Adequacy		Prompt Corrective
		Actual		Purposes		Action Provisions

As of December 31, 2002:		Amount	Ratio	Amount	Ratio	Amount	Ratio

		(Dollars in thousands)
Bank	Total Capital (to Risk-Weighted Assets)	$34,871	10.9%	$25,659	8%	$32,074	10%
Company	Total Capital (to Risk-Weighted Assets)	$45,815	14.1%	$25,914	8%	N/A	N/A
Bank	Tier I Capital (to Risk-Weighted Assets)	$30,848	9.6%	$12,830	4%	$19,244	6%
Company	Tier I Capital (to Risk-Weighted Assets)	$35,723	11.0%	$12,957	4%	N/A	N/A
Bank	Tier I Capital (to Average Assets)	$30,848	7.7%	$15,960	4%	$19,950	5%
Company	Tier I Capital (to Average Assets)	$35,723	8.8%	$16,171	4%	N/A	N/A

      Additionally, State of Nevada banking regulations restrict distribution of the net assets of the Company because such regulations require the sum of the Company’s stockholders’ equity and allowance for loan losses to be at least 6% of the average of the Company’s total daily deposit liabilities for the preceding 60 days. As a result of these regulations, approximately $24,500,000 and $21,532,000 of the Company’s stockholders’ equity was restricted at December 31, 2003 and 2002, respectively.

Note 14.	Employee Benefit Plan

      The Company has a qualified 401(k) employee benefit plan (the Plan) for all eligible employees. The Company is required to make matching contributions as outlined in the Plan and may elect to contribute a discretionary amount each year. The Company’s total contributions were $115,000, $107,000 and $84,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 15.	Fair Value of Financial Instruments

      The estimated fair values of the Company’s financial instruments at December 31 are as follows:

	2003		2002

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

	(Dollars in thousands)
Financial assets:
Cash and due from banks	$11,828	$11,828	$14,650	$14,650
Federal funds sold	24,177	24,177	18,887	18,887
Securities available for sale	66,702	66,702	60,463	60,463
Securities held to maturity	2,151	2,249	2,418	2,514
Loans, net	343,219	344,721	287,841	290,037
Accrued interest receivable	1,702	1,702	1,732	1,732
Investment in FHLB, FRB, and PCBB stock	1,240	1,240	715	715
Financial liabilities:
Deposits	403,713	406,026	351,584	359,899
Short term borrowings	10,000	10,000	5,000	5,000
Accrued interest payable	457	457	661	661
Junior Subordinated Debt	15,464	15,464	15,464	15,464

Interest Rate Risk

      The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company’s financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Also, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company’s overall interest rate risk.

Fair Value of Commitments

      The estimated fair value of fee income on letters of credit at December 31, 2003 and 2002 is insignificant. Loan commitments on which the committed fixed interest rate is less than the current market rate are also insignificant at December 31, 2003 and 2002.

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 16.	Condensed Financial Statements of Parent Company

BALANCE SHEETS

	December 31,

	2003	2002

	(Dollars in thousands)
ASSETS
Cash and due from banks	$1,662	$5,060
Securities available for sale	1,512	2,646
Investment in Community Bank of Nevada Stock	40,896	31,259
Investment in Community Bank Statutory Trust Stock	464	464
Loans, net of allowance for loan losses of $33 and $0	2,676	2,750
Accrued interest receivable	24	27
Deferred tax assets, net	7	32
Other assets	436	450

Total assets	$47,677	$42,688

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accrued interest payable and other liabilities	$12	$12
Junior subordinated debt	15,464	15,464

Total liabilities	15,476	15,476

Stockholders’ equity	32,201	27,212

Total liabilities and stockholders’ equity	$47,677	$42,688

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 16.	Condensed Financial Statements of Parent Company (continued)

STATEMENTS OF INCOME

	Years Ended
	December 31,

	2003	2002

	(Dollars in
	thousands)
Income:
Loans, including fees	$208	$42
Securities	87	17
Other income	20	24

Total income	315	83

Interest expense on junior subordinated debt	722	217
Provision for loan losses	33	—
Operating expenses	185	37

Total expenses	940	254

Income (loss) before income taxes and equity in undistributed net income of Community Bank of Nevada	(625)	(171)
Income tax expense (benefit)	(170)	(38)

	(455)	(133)
Equity in undistributed net income of Community Bank of Nevada	5,670	4,858

Net income	$5,215	$4,725

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 16.	Condensed Financial Statements of Parent Company (continued)

STATEMENTS OF CASH FLOWS

	Years Ended
	December 31,

	2003	2002

	(Dollars in thousands)
Cash Flows from Operating Activities:
Net income	$5,215	$4,725
Adjustments to reconcile net income to net cash (used in) operating activities:
Equity in undistributed net loss (income) of Bank	(5,670)	(4,825)
Provision for loan losses	33	—
Deferred taxes	26	(20)
Tax benefit related to the exercise of stock options	30	—
Net amortization of investment premium and discount	43	—
(Increase) decrease in accrued interest receivable	3	(27)
(Increase) decrease in other assets	14	(237)
Increase in accrued interest payable and other liabilities	—	12

Net cash (used in) operating activities	(306)	(372)

Cash Flows from Investing Activities:
Purchase of securities available for sale	—	(2,778)
Proceeds from maturities of and principal paydowns on securities available for sale	1,091	132
Investment in stock of Bank	(4,000)	(4,000)
Dividends distributed by Bank	—	33
Net (increase) decrease in loans	41	(2,750)

Net cash (used in) investing activities	(2,868)	(9,363)

Cash Flows from Financing Activities:
Dividends paid	(9)	(275)
Proceeds from issuance of junior subordinated debt	—	15,000
Purchase of treasury stock	(285)	—
Proceeds from exercise of common stock options	70	70

Net cash provided by (used in) financing activities	(224)	14,795

Increase (decrease) in cash and cash equivalents	(3,398)	5,060
Cash and cash equivalents, beginning of year	5,060	—

Cash and cash equivalents, end of year	$1,662	$5,060

COMMUNITY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 17.	Quarterly Data (Unaudited)

	Years Ended December 31,

	2003				2002

	Fourth	Third	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

	(Dollars in thousands, except per share data)
Interest and dividend income	$7,246	$6,842	$6,683	$6,372	$6,785	$6,687	$6,174	$5,803
Interest Expense	1,659	1,804	2,001	1,989	2,319	2,165	2,162	2,063

Net Interest Income	5,587	5,038	4,682	4,383	4,466	4,522	4,012	3,740
Provision for loan losses	490	654	171	408	272	543	680	463

Net interest income, after provision for loan losses	5,097	4,384	4,511	3,975	4,194	3,979	3,332	3,277
Noninterest income	375	394	395	399	310	381	255	393
Noninterest expenses	3,044	2,937	2,926	3,113	2,315	2,419	2,185	2,140

Income before income taxes	2,428	1,841	1,980	1,261	2,189	1,941	1,402	1,530
Provision for income taxes	618	608	653	416	671	669	477	520

Net Income	$1,810	$1,233	$1,327	$845	$1,518	$1,272	$925	$1,010

Earnings per common share:
Basic	$0.39	$0.27	$0.29	$0.18	$0.33	$0.28	$0.20	$0.22

Diluted	$0.38	$0.26	$0.28	$0.18	$0.32	$0.27	$0.20	$0.22

Note 18.	Subsequent Event

      Effective September 27, 2004, the Company’s Board of Directors approved a 5-for-1 common stock split for shareholders of record on September 17, 2004. The stock split resulted in the issuance of 3,761,488 additional shares, and increased the number of authorized shares from 2,000,000 to 10,000,000. All share and per share information has been retroactively adjusted to reflect this stock split.

2,200,000 Shares

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods	D.A. Davidson & Co.

The date of this prospectus is                     , 2004.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The Registrant estimates that the expenses payable by it in connection with this offering, as described in this Registration Statement, will be as follows:

SEC Registration fee	$6,158
NASDAQ listing fee	$106,000
NASD filing fee	$5,360
Legal fees and expenses*	$200,000
Accounting fees and expenses*	$200,000
Printing expenses*	$110,000
Miscellaneous*	$100,000
Total Offering Expenses*	$727,518

*	Estimated

Item 14.	Indemnification of Directors and Officers

      The Bylaws of Community Bancorp provide that it will indemnify any individual made a party to a proceeding because the individual is or was a director or officer against liability incurred in the proceeding to the full extent permitted by the Nevada Revised Statutes, or NRS. As permitted by the NRS, Community Bancorp will indemnify a director or officer if the individual acted in good faith in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      The NRS does not permit indemnification as to any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction to be liable to the corporation, or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that in view of all of the circumstance of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

      Community Bancorp has a Directors’ and Officers’ Liability Insurance Policy that provides coverage sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended, or the Securities Act.

Item 15.	Recent Sales of Unregistered Securities

      (a) Securities Issued Upon Exercise of Stock Options.

      The following shares of common stock were issued within the past three years pursuant to the exercise of stock options under the 1995 Stock Option and Award Plan (the “Plan”):

	Year	Options	Option	Total
Name	Exercised	Exercised	Price	Purchase Price

Cathy Robinson	2001	7,500	$2.00	$15,000
Charles Norton	2001	925	$4.00	$3,700
Charles Norton	2001	500	$4.00	$2,000
Edward Jamison	2002	15,000	$2.00	$30,000
S. Wright	2002	10,000	$4.00	$40,000
Edward Jamison	2003	15,000	$2.00	$30,000
L. Kuhn	2003	2,500	$4.00	$10,000
G. Schultz	2003	7,500	$4.00	$30,000
Edward Jamison	2004	32,500	$2.00	$65,000
L. Kuhn	2004	2,500	$5.60	$14,000
R. Van Bourem	2004	1,250	$4.00	$5,000

      Such shares of common stock were issued pursuant to a written compensatory benefit plan under circumstances that comply with the requirements of Rule 701 promulgated under the Securities Act, and are thus exempted from the registration requirements of the Securities Act by virtue of Rule 701.

      (b) Securities Issued upon Completion of Holding Company Reorganization.

      Effective August 1, 2002, Community Bank of Nevada completed a holding company reorganization in which each of the 916,408 then issued and outstanding shares of Community Bank of Nevada common stock was exchanged for a share of Community Bancorp. Such shares of common stock of Community Bancorp were issued pursuant to Section 3(a)(12) of the Securities Act, and are thus exempted from the registration requirements of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules

      (a) Exhibits. See Exhibit Index on page II-5.

      (b) Financial Statement Schedules. All financial schedules for which provision is made in the applicable accounting regulation of the SEC are either included in the financial information set forth in the Prospectus or are inapplicable and therefore have been omitted.

Item 17.	Undertakings

      (a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

      (b) The undersigned Registrant hereby undertakes that:

      1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. That, for the purpose of determining liability under the Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has authorized this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, in the City of Las Vegas, State of Nevada on November 23, 2004.

COMMUNITY BANCORP

By:	/s/ EDWARD M. JAMISON

Edward M. Jamison,
President and
Chief Executive Officer

      In accordance with the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated on November 23, 2004.

Signature	Capacity

/s/ EDWARD M. JAMISON Edward M. Jamison	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ CATHY ROBINSON Cathy Robinson	Chief Financial Officer and Executive Vice President (Principal Financial and Accounting Officer)

/s/ NOALL J. BENNETT* Noall J. Bennett	Director, Chairman of the Board

/s/ CHARLES R. NORTON* Charles R. Norton	Director

/s/ GARY W. STEWART* Gary W. Stewart	Director

/s/ RUSSELL C. TAYLOR* Russell C. Taylor	Director

/s/ JACOB BINGHAM* Jacob Bingham	Director

*/s/ EDWARD M. JAMISON Edward M. Jamison Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement*
3.1	Articles of Incorporation of Community Bancorp, as amended
3.2	Bylaws of Community Bancorp*
4.1	Form of common stock Share Certificate**
4.2	Indenture, dated as of September 26, 2002, between Community Bancorp and State Street Bank and Trust Company of Connecticut, National Association
4.3	Amended and Restated Declaration of Trust, dated as of September 26, 2002, among State Street Bank and Trust Company of Connecticut, National Association, Community Bancorp, and Administrators
4.4	Guarantee Agreement, dated as of September 26, 2002, between Community Bancorp and State Street Bank and Trust Company of Connecticut, National Association
5.1	Opinion of Santoro, Driggs, Walch, Kearney, Johnson & Thompson, Ltd. regarding legality of the securities covered by the Registration Statement*
10.1	1995 Stock Option and Award Plan*
10.2	Form of 1995 Stock Option and Award Plan Option Agreement*
10.3	2000 Stock Appreciation Rights Plan*
10.4	Lease Agreement, City Centre branch and administrative office lease, dated April 5, 2002, as amended*
10.5	Agreement for Information Technology Services between Community Bank of Nevada and Aurum Technology, Inc., dated August 15, 2001, as amended*
10.6	Community Bank of Nevada 401(k) Profit Sharing Plan*
10.7	Employment Agreement with Edward M. Jamison
10.8	Employment Agreement with Cathy Robinson
10.9	Employment Agreement with Lawrence Scott
21.1	The subsidiaries of the registrant are Community Bank of Nevada, a Nevada state-chartered bank, and Community Bancorp (NV) Statutory Trust I, a Connecticut statutory trust*
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Legal Counsel (included in legal opinion — filed as Exhibit 5.1)*
24.1	A power of attorney*

*	previously filed

**	to be filed by amendment